

UNITED STATES
SECURITIES AND EXCHANGE COMMI
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 29, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

COMMISSION FILE NO. 000-24452

PREMIER EXHIBITIONS, INC.

(Exact name of registrant as specified in its charter)

Florida	**20-1424922**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3340 Peachtree Rd., N.E., Suite 900
Atlanta, GA 30326
(Address of principal executive offices)

Registrant's telephone number, including area code: 404-842-2600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	The NASDAQ Stock Market LLC (NASDAQ Global Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At August 31, 2011 the aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant was approximately $42,005,853 based upon the closing price for such Common Stock as reported on the NASDAQ Global Market on August 31, 2011. For purposes of the foregoing calculation only, all directors and officers of the registrant have been deemed affiliates.

The number of shares outstanding of the registrant's common stock, as of May 11, 2012, was 47,955,918.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement, which will be filed within 120 days of the end of the registrant's fiscal year in connection with the registrant's 2012 annual meeting of shareholders, are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS 1

Part I 1

ITEM 1. BUSINESS 1
ITEM 1A. RISK FACTORS 11
ITEM 1B. UNRESOLVED STAFF COMMENTS 17
ITEM 2. PROPERTIES 17
ITEM 3. LEGAL PROCEEDINGS 18
ITEM 4. MINING SAFETY DISCLOSURE 21

Part II 23

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES 23
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 24
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 48
ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE 93
ITEM 9A. CONTROLS AND PROCEDURES 93
ITEM 9B. OTHER INFORMATION 94

Part III 94

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE 94
ITEM 11. EXECUTIVE COMPENSATION 94
ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS 94
ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE 95
ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES 95

Part IV 96

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES 96

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FORWARD-LOOKING STATEMENTS

This report contains information that may constitute "forward-looking statements." Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to revenue growth, improvements to margin and earnings per share growth, and statements expressing general views about future operating results — are forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, such statements are dependent upon, and can be influenced by, a number of external variables over which management has little or no control, including but not limited to, general economic conditions, public tastes and demand, competition, the availability of venues, the results of certain legal matters described herein, governmental regulation and the efforts of co-sponsors and joint venture participants. As a result, caution should be taken not to place undue reliance on any such forward-looking statements. Our Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Forward-looking statements should not be relied upon as a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the performance that is ultimately achieved. As a result, actual outcomes and results may differ materially from those expressed in forward-looking statements.

PART I

ITEM 1. BUSINESS

Titanic Ventures Limited Partnership ("TVLP"), a Connecticut limited partnership, was formed in 1987 for the purposes of exploring the wreck of the R.M.S. Titanic and its surrounding oceanic areas. In May of 1993, RMS Titanic, Inc. ("RMST") entered into a reverse merger under which RMST acquired all of the assets and assumed all of the liabilities of TVLP and TVLP became a shareholder of RMST. In October of 2004, we reorganized and Premier Exhibitions, Inc. became the parent company of RMST and RMST became a wholly-owned subsidiary. Additional wholly-owned subsidiaries were established in order to operate the various domestic and international exhibitions of the Company.

On September 29, 2011, the Company announced that it intended to separate its operations into two operating subdivisions, which function as separate divisions of Premier. The change is intended to better position the Company to pursue strategic alternatives and manage both businesses independently.

Our business has been divided into an exhibition management subsidiary and a content subsidiary. The content division is the Company's existing subsidiary, RMST, which holds all of the Company's rights with respect to the Titanic assets and is the salvor-in-possession of the Titanic wreck site. These assets include title to all of the recovered artifacts in the Company's possession, in addition to all of the intellectual property (data, video, photos, maps, etc.) related to the recovery of the artifacts and scientific study of the ship.

We also formed a new entity, Premier Exhibition Management LLC ("PEM"), to manage all of the Company's exhibition operations. This includes the operation and management of our Bodies, Titanic and Dialog in the Dark exhibitions. PEM will also pursue "fee for service" arrangements to manage exhibitions based on content owned or controlled by third parties.

On April 20, 2012, Premier Exhibition Management LLC and its wholly owned subsidiary, PEM Newco, LLC ("Newco"), both subsidiaries of the Company, entered into a purchase agreement with AEG Live LLC, AEG Exhibitions LLC, and Arts and Exhibitions International, LLC pursuant to which Newco purchased substantially all of the assets of Arts and Exhibitions International, LLC ("AEI"). The assets purchased include the rights and tangible assets relating to four currently touring exhibitions known as "King Tut II," "Cleopatra," "America I AM" and "Real Pirates." The acquired assets include rights agreements with the owners of the artifacts and intellectual property comprising the exhibitions, museum/venue agreements for existing exhibition venues, sponsorship agreements, a warehouse lease and an office lease. In addition, the acquired assets include intellectual property related to proposed future exhibitions that the Company may further develop and produce. The Company will operate any such additional properties under its exhibition management subsidiary.

Overview

Premier Exhibitions, Inc. and subsidiaries is in the business of presenting to the public museum-quality touring exhibitions around the world. Since the Company's establishment, we have developed, deployed, and operated unique exhibition products that are presented to the public in exhibition centers, museums, and non-traditional venues. Income from exhibitions is generated primarily through ticket sales, third-party licensing, sponsorships and merchandise sales. As of February 29, 2012, we are configured to present three different types of exhibitions, as reflected in the following table:

	Year Ended February 29, 2012		
	Stationary	Touring	Total
"Bodies...The Exhibition" and "Bodies Revealed"	3	4	7
"Titanic: The Artifact Exhibiton" and "Titanic: The Experience	2	6	8
"Dialog in the Dark"	2	—	2
Total Exhibitions	7	10	17

Our touring exhibitions usually span four to six months. The stationary exhibitions are longer-term engagements which are located in New York, New York, Las Vegas, Nevada, Orlando, Florida, and Atlanta, Georgia. In fiscal 2012, we opened a new stationary "Dialog in the Dark" exhibit in New York City on August 20, 2011 and acquired a new exhibit known as "Titanic: The Experience" in Orlando, Florida on October 17, 2011.

In addition to developing new content for future exhibitions, the Company continually evaluates its touring capacity and may expand or contract to suit the addressable market for its content.

We first became known for our Titanic exhibitions which present the story of the ill-fated ocean liner, the R.M.S. Titanic (the "Titanic"). The Titanic has captivated the imaginations of millions of people throughout the world since 1912 when she struck an iceberg and sank in the North Atlantic on her maiden voyage approximately 400 miles off the coast of Newfoundland. More than 1,500 of the 2,228 lives on board the Titanic were lost.

We own approximately 5,500 Titanic artifacts recovered from the wreck site 2 1/2 miles below the ocean's surface which we have the right to present at our exhibitions. In 1994, a federal district court declared us salvor-in-possession of the Titanic wreck and wreck site, and, as such, we have the exclusive right to recover additional objects from the Titanic wreck site. Through our explorations, we have obtained and are in possession of the largest collection of data, information, images and cultural materials associated with the Titanic shipwreck. We believe that our salvor-in-possession status puts us in the best position to provide for the archaeological, scientific and educational interpretation, public awareness, historical conservation and stewardship of the Titanic shipwreck. As of February 29, 2012 we had the ability to present 8 concurrent Titanic exhibitions.

In 2004, we diversified our exhibitions beyond the Titanic and into human anatomy by acquiring licenses that give us rights to present exhibitions of human anatomy sets, each of which contains a collection of whole human body specimens plus single human organs and body parts. As of February 29, 2012 we had the ability to present 7 concurrent human anatomy exhibitions of which 2 sets are being used by S2BN under a Co-promotion agreement.

In 2008, we further expanded our exhibition portfolio when we entered into a long-term license agreement to present an exhibition series entitled "Dialog in the Dark." Our "Dialog in the Dark" exhibitions are intended to provide visitors with an opportunity to experience the paradox of learning to "see" without the use of sight. Visitors are escorted through a series of galleries immersed in total darkness and challenged to perform tasks without the use of their vision. As of February 29, 2012 we had the ability to present two "Dialog in the Dark" exhibitions.

In February 2012 the Company decided to close its Atlanta, Georgia "Dialog in the Dark" exhibition effective March 6, 2012, which resulted in an impairment charge of $60 thousand for exhibition licenses and $282 thousand of property and equipment related to our "Dialog in the Dark" exhibitions as these assets were determined to no longer be of use to the Company. In addition, as part of our annual impairment testing of long-lived assets it was determined that the property and equipment related to our New York City "Dialog in the Dark" exhibition were impaired resulting in an impairment charge of $648 thousand. The total impairment charge of $990 thousand related to "Dialog in the Dark" is included in Impairment of intangibles and property and equipment on the Consolidated Statement of Operations for the fiscal year ended February 29, 2012. At this time the Company has not determined the future plans for its "Dialog in the Dark" exhibition.

Management created a process to evaluate and develop new content that can be used to create new touring exhibitions. Other more generic processes were implemented to support traditional business decisions ranging from human resources management to financial planning and analysis. Additionally, management began to strategize on ways to expand the Titanic model beyond the exhibition business to broaden the Company's reach and to capitalize on the 100 year anniversary of the maiden voyage and sinking of the Titanic in 2012.

In an effort to further stabilize the Company and grow, management implemented a process designed to identify, quantify and manage the risk and returns associated with taking existing exhibitions into a given market and operating these exhibitions without museums or third party promoters. Management initially believed that self-operated exhibitions would be more advantageous as it would allow us to maintain more control of the exhibitions and would also allow us to retain 100 percent of the profit from the exhibitions, as opposed to sharing that profit with a museum or promoter. Based on this strategy, the Company increased its self-operated exhibitions in fiscal 2010 and continued that expansion into the year ended February 28, 2011 ("fiscal 2011"). However, the Company experienced lower than anticipated attendance at its self-operated touring Bodies exhibitions in fiscal 2011. As the sole operator of the self-operated exhibitions, the Company had to bear the full cost of the exhibits, lowering gross margins and profits in fiscal 2011.

At the end of the third quarter of fiscal 2011, 11 of our 14 Bodies shows toured in largely self-operated, temporary exhibits at non-branded venues. Specimens used in these exhibits were leased or licensed and were made available to the Company for display at significant cost. With several of the licenses for these specimens expiring, and considering the recent attendance patterns, management determined the best option was to return the specimens to their owner, as the license agreements ended, and cease operating these exhibits. Based on this analysis and the impact that self-operated Bodies exhibitions had on the Company's results of operations through the third quarter of fiscal 2011, in January 2011 the Company announced its intentions to exit the self-operated Bodies exhibitions business. Going forward, the Company will focus on touring Bodies, as well as the Titanic exhibitions and new content, primarily with promoters and museums. As a result of returning specimens, the Company has significantly reduced its fixed operating lease costs. The Company's remaining specimens available to tour have significantly lower costs. In connection with the reduction in Bodies touring capacity, the Company also embarked upon an aggressive reduction in general and administrative expenses.

The Company invested approximately $5.5 million of capital during fiscal 2011, due to the lack of both historical investment in the core business as well as the scope and breadth of the Company's initiatives. This capital investment was primarily related to the 2010 expedition to the Titanic wreck site and the revitalization of certain exhibitions.

Strategic Restructuring

On September 29, 2011, the Company announced that it intended to separate its operations into two operating subdivisions, which function as separate divisions of Premier. The change is intended to better position the Company to pursue strategic alternatives and manage both businesses independently.

Our business has been divided into an exhibition management subsidiary and a content subsidiary. The content division is the Company's existing subsidiary, RMST, which holds all of the Company's rights with respect to the Titanic assets and is the salvor-in-possession of the Titanic wreck site. These assets include title to all of the recovered artifacts in the Company's possession, in addition to all of the intellectual property (data, video, photos, maps, etc.) related to the recovery of the artifacts and scientific study of the ship.

We also formed a new entity, Premier Exhibition Management LLC ("PEM"), to manage all of the Company's exhibition operations. This includes the operation and management of our Bodies, Titanic and Dialog in the Dark exhibitions. PEM will also pursue "fee for service" arrangements to manage exhibitions based on content owned or controlled by third parties.

On November 30, 2011, the Company announced a change in its management structure due to the realignment of its business. Effective November 28, 2011, the Company entered into an Amendment to the Employment Agreement between the Company and its then President and Chief Executive Officer, Christopher Davino. Pursuant to the Amendment, Mr. Davino relinquished the title of Chief Executive Officer and President of the Company and was appointed as President of RMST. Effective April 30, 2012, Mr. Davino's employment as President of RMST ended upon the expiration of the term of his employment agreement. Pursuant to the terms of his employment agreement, Mr. Davino resigned as a director effective that date.

Also effective November 28, 2011, the Board of Directors appointed Samuel Weiser to the position of Interim Chief Executive Officer and President of the Company, to serve until a permanent Chief Executive Officer is identified. Mr. Weiser is also a director of the Company. Michael Little was also appointed on that date to the position of Chief Operating Officer, in addition to his position as Chief Financial Officer.

Sale of Titanic Artifacts

On December 20, 2011, Premier entered into an agreement with Guernsey's auction house to conduct a sale of the Company's Titanic artifact collection and related intellectual property. The artifacts—coupled with the work product, intellectual property and certain undertakings of the Company including the costs of salvage, lab operations and exhibition rights—were appraised in 2007 at a total value of approximately $189 million. The appraised value of $189 million has not been updated in the last several years and does not include the intellectual property acquired from the 2010 expedition. In addition, this appraisal does not ascribe any value to the Company's salvor-in-possession rights and does not consider the court ordered covenants and conditions to a sale. These assets are reflected in the Consolidated Balance Sheet dated February 29, 2012, at a book value of $7.5 million.

The formal auction process ended on April 10, 2012, and the Company announced that it was in discussions with multiple parties for the potential purchase of its Titanic artifacts collection and would conduct these negotiations and due diligence in confidence. Consequently, the Company indicated it would provide an additional update to shareholders as soon as practical and the press conference originally scheduled for April 11, 2012, was postponed accordingly.

AEI Transaction

On April 20, 2012, Premier Exhibition Management LLC and its wholly owned subsidiary, PEM Newco, LLC (Newco"), both subsidiaries of the Company, entered into a purchase agreement with AEG Live LLC, AEG Exhibitions LLC, and Arts and Exhibitions International, LLC pursuant to which Newco purchased substantially all of the assets of Arts and Exhibitions International, LLC ("AEI"). The assets purchased include the rights and tangible assets relating to four currently touring exhibitions known as "King Tut II," "Cleopatra," "America I AM" and "Real Pirates." The acquired assets include rights agreements with the owners of the artifacts and intellectual property comprising the exhibitions, museum/venue agreements for existing exhibition venues, sponsorship agreements, a warehouse lease and an office lease. In addition, the acquired assets include intellectual property related to proposed future exhibitions that the Company may further develop and produce. The Company will operate any such additional properties under its exhibition management subsidiary.

Premier's principal executive offices are located at 3340 Peachtree Road, NE, Suite 900, Atlanta, Georgia 30326 and the Company's telephone number is (404) 842-2600. The Company is a Florida corporation and maintains websites located at www.prxi.com, www.rmstitanic.net, www.expeditiontitanic.com, www.bodiestheexhibition.com, www.bodiestickets.com, www.titanictix.com, www.bodiesrevealed.com, www.dialogtickets.com, www.dialognyc.com, www.thetitanicstore.com, www.artsandexhibitions.com, www.cleopatraexhibit.com, www.Kingtut.org, www.PiratesExhibition.com, and Kingtuthotels.com. Information on Premier's websites is not part of this report.

Exhibitions

"Titanic: The Artifact Exhibition"

By featuring the artifacts recovered from the wreck site, our exhibitions tell the Titanic's story from construction through her sinking and discovery as well as the Company's efforts to preserve the wreck site and conserve recovered artifacts. The artifacts are placed in historically correct re-creations of the significant rooms onboard the ship and are illuminated by moving stories of her passengers and crew. Approximately 22 million visitors have attended our Titanic exhibitions at venues throughout the world, including in the United States ("U.S."), Canada, Czech Republic, Germany, Norway, France, Greece, Japan, Switzerland, Chile, Argentina, China, Mexico, Hungary, South Korea, Spain, Brazil, the United Kingdom, Singapore and Australia. During fiscal 2012, we presented 8 separate Titanic exhibitions at 15 venues.

"Titanic: The Experience"

Consistent with the Company's desire to increase its number of permanent exhibitions, on October 17, 2011 the Company purchased the assets of a Titanic-themed exhibition (*Titanic: The Experience or "TTE"*) in Orlando, Florida. The Company has supplemented the current exhibition with authentic Titanic artifacts from our existing collections and also by including assets generated during the 2010 Titanic expedition, discussed more fully below, such as 3D video exhibitry. In addition, this exhibition has increased the Company's penetration into the Orlando market for merchandise sales.

Titanic Expeditions

In August 1987, TVLP contracted with the Institute of France for the Research and Exploration of the Sea ("IFREMER") to conduct an expedition and dive to the wreck of the Titanic. Approximately 2,000 objects were recovered and 140 hours of video tape footage and an estimated seven thousand still photographs were taken during the course of the 32 dives in that original expedition. A French maritime tribunal subsequently conveyed to us title to these artifacts. In 1993, RMST acquired all of the assets and assumed all of the liabilities of TVLP.

We completed additional expeditions to the wreck of the Titanic in 1994, 1996, 1998, 2000 and 2004 recovering approximately 3,500 additional artifacts and additional video tape footage and still photographs. With the depth of the Titanic wreck approximately two and one-half miles below the surface of the North Atlantic Ocean, our ability to conduct expeditions to the Titanic has been subject to the availability of necessary research and recovery vessels and equipment for chartering by us from June to September, which is the "open weather window" for such activities.

2010 Expedition to Titanic Wreck Site

During August and September 2010, our wholly owned subsidiary RMST, as salvor-in-possession of the RMS Titanic (the "Titanic") and its wreck site, conducted an expedition to the Titanic wreck site. RMST brought together an alliance of the world's leading archaeologists, oceanographers and scientists together with U.S. governmental agencies to join RMST in the 2010 expedition to the wreck site and the post-expedition scientific study. This alliance included the Woods Hole Oceanographic Institution ("WHOI"), the Institute of Nautical Archaeology ("INA"), the National Oceanic Atmospheric Administration's Office of the National Marine Sanctuaries ("NOAA/ONMS"), The National Park Service's Submerged Resources Center ("NPS") and the Waitt Institute. Never before had all of these entities partnered to work together on one project. While all of these parties worked together to participate in the expedition, RMST has sole legal ownership of the video footage, still imagery, data, maps and other assets generated from the expedition.

While the general purpose of the expedition was to collect and interpret archeological and scientific data utilizing state-of-the-art high definition 2D and 3D cameras and sonar scanning equipment, the Company also planned and executed the expedition in order to create digital assets for commercial purposes, including a 2D documentary that was aired by a major cable network in April 2012, a separate HD3D film featuring a tour of the bow and stern sections of the ship that is now being distributed, and assets to be utilized in enhancing the Titanic exhibitions, as well as other applications. The collected data will also provide the basis for an archaeological site plan, and ultimately a long-term management plan for the Titanic wreck site, and will also be incorporated into "The Titanic Mapping Project," the Company's ongoing mapping initiative that reflects and depicts the connectivity between (i) images of artifacts previously recovered, (ii) ship components as situated in the existing debris field, and (iii) where those ship components were located on the ship in its original condition. The Company believes that The Titanic Mapping Project will be a desired resource for the scientific and academic community, and will also have commercial value and appeal to the general public.We have capitalized $4.5 million of costs related to the expedition, discussed in more detail below, which have been allocated to specific assets as reflected in the following table (in thousands).

	February 29, 2012	February 28, 2011
3D film	$ 1,817	$ 1,719
3D exhibitry	857	759
2D documentary	631	565
Gaming application	886	886
Expedition web point of presence	317	317
Total expedition costs capitalized	4,508	4,246
Less: Accumulated amortization	175	175
Accumulated depreciation	158	53
Expedition costs capitalized, net	$ 4,175	$ 4,018

In order to increase interest in the expedition, the Company established a central web point of presence for the expedition (ExpeditionTitanic.com), which will also continue to serve as the central site to convey the ongoing efforts to preserve the legacy of the Titanic. During the 2010 expedition, the website featured updates from the crew and other expedition participants, images of the wreck site, and photo/live feed updates that allowed visitors to the site to follow the expedition as it was in process. These features account for most of the capitalized website costs of $317 thousand, which were capitalized in accordance with ASC 350, "Intangibles – Goodwill and Other" ("ASC 350"), as they served as a significant draw to the website and also have future value as assets to be used in our exhibits and/or movies. The remaining capitalized website costs were for additional graphics, which were also capitalized in accordance with ASC 350. Website costs are depreciated on a straight-line basis, using a three year useful life. Depreciation expense related to the web point of presence totaled $105 thousand and $53 thousand for fiscal year 2012 and 2011, respectively.

In addition, during fiscal 2011 the Company capitalized an additional $3.9 million in costs related to the expedition, comprised of $562 thousand in general management costs and $3.3 million in ship charter costs, underwater gear, and filming costs. Costs directly related to the 2D film, 3D film, 3D exhibitry or gaming applications were separately ascribed to the respective assets; additional costs related to all four types of assets were allocated ratably based on the anticipated future revenue associated with the asset, based on the reasonable expectations of management. During fiscal 2012, as additional assets were developed by our vendors, an additional $262 thousand in underwater gear and filming cost was capitalized.

Costs associated with the production of the 2D and 3D films and the development of 3D exhibitry were capitalized in accordance with ASC 926 "Entertainment – Films" ("ASC-926"), as they meet the definition of film costs. ASC 926-20 defines films costs as all direct negative costs incurred in the physical production of a film, as well as allocations of production overhead and capitalized interest in accordance with ASC 926.

Costs incurred to charter the ship, ready it for the excursion, lease the requisite equipment, and hire the necessary expertise in the form of consultants and temporary labor were all required in order to prepare for and carry out the expedition and to create the film assets. Included in these costs is $2.0 million related to agreements with WHOI for optical services and the use of two autonomous underwater vehicles.

In addition, a significant project such as this requires management by a team of professionals, from the Expedition Leader to other individuals specializing in project management, legal and other specialties which were necessary to ensure that the expedition was conducted efficiently and effectively. A portion of the general management expenses that we capitalized is an allocation of production overhead, which, in accordance with ASC 926-20-25-2, includes an allocation of costs of the individuals with either exclusive or significant responsibility for the production of a film. For those individuals with a significant, but not an exclusive responsibility, we allocated their costs based on hours worked related to the expedition and tasks related to the development of the film versus hours worked on other matters. In addition, included in capitalized general management expenses are legal and public relations costs incurred associated with the creation of the digital assets.

The amortization period for the 3D film will be determined in accordance with the "Individual-Film-Forecast-Computation Method" as described in ASC 926. We will amortize film costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). The Company has estimated ultimate revenue for the 3D film, as defined by ASC 926, and the amortization period will be less than 10 years following the date of the film's initial release or delivery of the first episode, if applicable. We will begin amortizing the film cost in fiscal year 2013.

The Company entered into an agreement with Lone Wolf Documentary Group to license its 2D video imagery for production as a documentary film. In exchange for these license rights, the Company received a payment of $250 thousand in the fourth quarter of fiscal 2011, and also has the right to certain back-end revenue sharing rights related to ultimate DVD sales, any merchandising and publishing sales, and international television licensing. As the Company has entered into an agreement to produce this film and has received its payments under this agreement, the Company recorded an amortization charge of $175 thousand in the fourth quarter of fiscal 2011, as calculated over a five year life, based on the methodology outlined in ASC 926 described above. No amortization was recorded for the fiscal year ended February 29, 2012, as the Company did not receive any 2D film revenue during the period.

During the fourth quarter of fiscal 2012, the Company licensed the 3D footage from the expedition to produce a 3D television documentary for worldwide distribution and DVD/home video exploitation in exchange for a license fee and a participation in net revenues (after deducting distribution fees and certain other expenses). We have also recently licensed other imagery from the expedition to a major magazine and publishing concern in exchange for license fees and promotional exposure that management believes will significantly benefit the Company. The 3D license fees will be recognized when the footage is used during fiscal 2013.

The costs associated with enhancing the exhibitions with 3D footage and imagery generated from the expedition will be depreciated over a five year useful life using the straight-line method beginning with the date the asset is placed in service, in accordance with the Company's policy for depreciation of assets used in its exhibits. During the fourth quarter of fiscal 2012, we began to supplement certain of our Titanic exhibitions with the 3D footage and other imagery generated from the expedition.

The Company engaged personnel to operate sonar and optical equipment during the expedition to image the bow and stern sections of the Titanic wreck site. This imagery is valuable for developing a full 2D and 3D rendering of the Titanic for various academic, media, and other entertainment uses, including incorporation of the imagery into a gaming application. Costs associated with the gaming application were capitalized in accordance with ASC 350, as the collection of the data and imagery represents an intangible asset. Upon sale or licensing of the data, the gaming application will be amortized over its useful life, as determined by the sale or licensing agreement, in accordance with ASC 350.

The web point of presence and 3D exhibitry assets are included in Property and equipment on the Consolidated Balance Sheets. The 3D film, 2D documentary, and gaming assets are included in Film and gaming assets on the Consolidated Balance Sheets.

Certain costs related to the expedition were expensed as incurred, and not included in the capitalized assets discussed above. Examples of these expenditures include costs to advertise the expedition, ongoing maintenance of the expedition web point of presence, certain legal and public relations fees, mapping and profiling of Titanic artifacts, and any management costs subsequent to the ship's return in September 2010.

Estimated amortization expense for the 2D film and web point of presence for each of the five succeeding fiscal years is as follows:

Fiscal Year	Amount
2013	$ 220
2014	167
2015	114
2016	114
Total	$ 615

The table above does not include $3.6 million in projected amortization and depreciation expense of 3D film, 3D exhibitry, or the gaming application, as the life of these assets has not yet been determined.

Science, Archaeology and Conservation Related to the Titanic and Titanic Artifacts

In addition to being important to our exhibition business, the Titanic is an important archaeological, historical and cultural site. In addition to the alliance brought together for the 2010 expedition described above, we have long standing relationships with several other archaeologists and conservators for services to aid in stewardship of the Titanic wreck site. Upon recovery from the Titanic wreck site, artifacts are in varying states of deterioration. Having been submerged in the ocean for almost 100 years, artifacts have been subjected to the corrosive effects of seawater. The conservation of all artifacts recovered from the wreck site of the Titanic is an extensive process that employs many techniques in order to stabilize them for display in our exhibitions. We also own and maintain an extensive database, together with digital and photographic archives, that establish, with certainty, the origin of the artifacts.

"Bodies...The Exhibition" and "Bodies Revealed"

We presently have the right to display multiple human anatomy sets, each of which contains a collection of whole human body specimens plus single human organs and body parts, which are known as "Bodies Revealed" and "Bodies...The Exhibition." We secured the rights to produce these two types of human anatomy exhibitions through separate exhibition agreements.

These specimens are assembled into anatomy-based exhibitions featuring preserved human bodies, organs and body parts to offer the public an opportunity to view the intricacies and complexities of the human body. The exhibitions include displays of dissected human bodies which are permanently preserved through a process called polymer preservation, also known as plastination. In essence, the bodies are drained of all fat and fluids, which are replaced with polymers such as silicone rubber, epoxy and polyester. This preserves the flesh and maintains its natural look. Skin from the bodies is removed, or partially removed, to reveal musculoskeletal, nervous, circulatory, and reproductive or digestive systems. The full body specimens are complimented by presentation cases of related individual organs and body parts, both healthy and diseased, that provide a detailed look into the elements that comprise each system of the body. Using more than 200 specimens, each exhibition follows a systems-based approach to human anatomy which examines the skeletal, muscular, nervous, digestive, respiratory, circulatory, urinary, integumentary (skin, sweat glands, hair, and nails), and reproductive systems.

Our full-body specimens and individual organs were obtained through plastination facilities mostly in China. The full body specimens are persons who lived in China and died from natural causes. Most of the bodies were unclaimed at death, and were ultimately delivered to medical schools for education and research. Where known, information about the identities, medical history and causes of death is kept strictly confidential. China has a large and highly competent group of anatomists and dissectors, who are essential to properly preparing these specimens for exhibition and educational purposes. In a number of cases, our medical director has been able to identify medical problems that were present in certain organs and, where appropriate, those organs were clearly labeled in the exhibitions. For example, an emphysema-diseased lung is displayed and identified, giving the visitors a visual understanding of the effects of the disease.

"Dialog in the Dark"

In 2008, we expanded our exhibition portfolio when we entered into a long-term license agreement to present an exhibition series entitled "Dialog in the Dark." Our "Dialog in the Dark" exhibitions are intended to provide insight and experience to the paradox of learning to "see" without the use of sight. Small groups of visitors navigate this exhibition, with the help of blind or visually impaired guides, through a series of galleries immersed in total darkness and are challenged to perform tasks without the use of their vision. As of February 29, 2012 we operated two "Dialog in the Dark" exhibits located in Atlanta, Georgia and New York, New York. Our New York City Dialog exhibition opened on August 20, 2011.

In February 2012 the Company decided to close its Atlanta, Georgia "Dialog in the Dark" exhibition effective March 6, 2012, which resulted in an impairment charge of $60 thousand for exhibition licenses and $282 thousand of property and equipment related to our "Dialog in the Dark" exhibitions as these assets were determined to no longer be of use to the Company. In addition, as part of our annual impairment testing of long-lived assets it was determined that the property and equipment related to our New York City "Dialog in the Dark" exhibition were impaired resulting in an impairment charge of $648 thousand. The total impairment charge of $990 thousand related to "Dialog in the Dark" is included in Impairment of intangibles and property and equipment on the Consolidated Statement of Operations for the fiscal year ended February 29, 2012. At this time the Company has not determined the future plans for its "Dialog in the Dark" exhibition.

AEI Exhibitions

On April 20, 2012, we expanded our exhibition portfolio through the purchase of the exhibition business of AEI which gave us the rights to present the following four exhibitions:

"Tutankhamun and the Golden Age of the Pharaohs"

For the first time in a generation, King Tut's treasures are under license from Egypt's Supreme Council of Antiquities and are drawing record-breaking crowds at museums around the world. The exhibition includes an array of possessions unearthed from Tutankhamun's tomb, including King Tut's golden canopic coffinette and the crown found on his head when the tomb was discovered. Attendees learn about the extraordinary discovery of King Tut's tomb and the belief and burial processes of Ancient Egypt, and view results from the latest scientific testing conducted on King Tut's mummy and what it is telling researchers about his life and death. More than seven million visitors have attended the exhibition to date.

"Cleopatra: The Exhibition"

The world of Cleopatra, lost to the sea and sand for nearly 2,000 years, surfaces in *Cleopatra: The Exhibition*. Never-before-seen artifacts and multi-media atmospheres give visitors a front-row seat in the riveting present-day quest for Cleopatra VII, which extends from the sands of Egypt to the depths of the Mediterranean Sea. More than 150 artifacts from Cleopatra's world represent facets of her elusive history, from her family to the places she lived, walked and worshiped. These artifacts are on view in the U.S. for the first time, bringing with them new insights into the tragedies and triumphs of one of the most remarkable and intriguing leaders in history.

"Real Pirates"

Real Pirates tells the compelling story of the Whydah, the first authenticated pirate shipwreck in U.S. waters, and the stories of the diverse people whose lives converged on the vessel. Sunk in a fierce storm off the coast of Cape Cod, Massachusetts in April 1717, the Whydah was located in 1984 by underwater explorer Barry Clifford, who had been fascinated with finding the ship since tales from his youth. Many before him tried and failed, and only after decades of tireless searching did Clifford discover the wreck site, which he's still actively excavating today.

The exhibition features more than 200 authentic items recovered from the Whydah – real treasure last touched by real pirates. Ranging from canons and coins and from the massive ship's bell to personal items that the pirates wore, visitors are given an unprecedented glimpse into unique economic, political and social circumstances of the early 18th-century Caribbean.

"America I AM: The African American Imprint"

Presented in partnership with broadcaster Tavis Smiley, this unprecedented traveling museum exhibition celebrates the extraordinary impact of African Americans on our nation and the world. From the first Africans who arrived in Jamestown to the nation's first black president, this award-winning exhibition takes visitors from all walks of life on an emotional journey through history. Spanning 500 years, the exhibition includes artifacts, documents, multimedia, photos and music that have helped shape the nation and the way we live today.

Other Exhibitions

On May 20, 2008 the Company entered into a License Agreement (the "Agreement") with Playboy Enterprises International, Inc. ("Playboy") for the right to present and promote new exhibitions related to the Playboy brand. We paid a $250 thousand license fee advance to Playboy under this agreement in May 2008, and agreed to pay certain additional advances through the five year term of the agreement. The Company and S2BN Entertainment Corporation ("S2BN") entered into a joint venture agreement on May 14, 2010 and agreed to jointly develop, design, and produce a Playboy exhibit. S2BN agreed to reimburse 50 percent of the enumerated costs incurred related to the initial exhibit concept. During fiscal 2011, we amended our May 2008 agreement to revise the payment due dates for $300 thousand of license fee advances due for each of calendar years 2010 and 2011 and to establish a $300 thousand license fee advance payable for each of calendar years 2013 and 2014, subject to a unilateral termination right to which the Company was entitled. The unilateral termination right required the Company to pay a $300 thousand termination fee unless the termination right was exercised on or prior to August 31, 2011, in which case the Company was entitled to apply the 2011 license fee advance of $300 thousand to the termination fee that would otherwise be payable.

On August 25, 2011, the Company notified Playboy that the joint venture was terminating the Agreement pursuant to the unilateral termination right the Company had negotiated, which resulted in the automatic waiver of the $300 thousand termination fee otherwise payable if the termination was effected prior to the end of August, 2011. While the Agreement provided that the joint venture would still owe Playboy a final license fee installment of $150 thousand despite any such termination, the Company and S2BN also contended that Playboy had previously breached the License Agreement, and the joint venture accordingly reserved its rights to pursue all remedies and damages (and accordingly withheld such final license fee installment to cover a portion of those damages sustained by us). Due to the termination of the agreement with Playboy, the Company recorded an impairment charge of $217 thousand for Playboy licenses, net of accumulated amortization. The Company also recorded an impairment charge of $141 thousand for construction in progress, comprised of expenses incurred in the creation of the Playboy exhibit. The total impairment charge of $358 thousand related to Playboy is included in Impairment of intangibles and property and equipment on the Consolidated Statement of Operations for the fiscal year ended February 29, 2012.

Due to the termination of the Agreement and the related impairments, S2BN's investment in the joint venture through its payment of 50 percent of the costs of the potential exhibit was fully impaired in the second quarter of fiscal 2012. An impairment charge of $197 thousand is reflected in Net loss attributable to non-controlling interest on the Consolidated Statements of Operations for the fiscal year ended February 29, 2012.

We intend to acquire, develop and present additional new exhibitions for presentation in the future, including exhibitions both related and unrelated to our currently ongoing exhibitions.

Merchandising

We earn revenue from the sale of exclusively sourced merchandise, such as apparel, posters, gifts and Titanic-related jewelry (some of which utilizes coal we have recovered from the shipwreck). In addition, we also publish exhibition catalogs and provide ancillary services such as audio tours and visitor exhibition themed photographs, which are sold at our exhibition gift shops. We intend to continue to focus on merchandising activities at all our exhibition locations to increase revenue per attendee and our margins on these sales.

During the second quarter of fiscal 2011, we launched an e-commerce website that allows us to sell merchandise related to our shows over the internet. Also, at the end of the third quarter of fiscal 2012, we re-launched our e-commerce website as www.thetitanicstore.com, which offers Titanic themed merchandise.

Consistent with the Company's desire to take advantage of additional distribution channels for our merchandise, we entered into agreements with a direct response marketer, and an online and television retailer, to produce, market, and sell Titanic-themed merchandise in order to capitalize on the 100th anniversary of the sinking of the Titanic in April 2012. The agreement with the direct response marketer is for the development and promotion, via direct channels of distribution, of Titanic commemorative jewelry and other items. The agreement with the online and television retailer is for the development and promotion of jewelry, housewares, fragrances, and other Titanic-themed merchandise inspired by, or replicated, based on authentic artifacts. This merchandise was launched during a television program aired in April 2012. Additional airings to promote this merchandise are also planned and the merchandise will also be available on the retailer's website.

Information Regarding Exhibitions Outside the United States

Our exhibitions tour regularly outside the U.S. Approximately 20.7% of our revenues and 24.9% of attendance in fiscal 2012 resulted from exhibition activities outside the U.S, as compared to 15.5% and 43.3% in fiscal 2011. Many of our financial arrangements with our international trade partners are based upon foreign currencies, which exposes the Company to the risk of currency fluctuations between the U.S. dollar and the currencies of the countries in which our exhibitions are touring. See "Risk Factors" in this report for more information.

Competition

The entertainment and exhibition industries are highly competitive. In addition to competition from other exhibition offerings, we face competition with the broader market for consumer entertainment and discretionary spending. We believe that our many years of experience in the exhibition industry have enabled us to present exhibitions with mass appeal to consumers of entertainment, museum, scientific and educational offerings. These consumers recognize the quality and value of the educational experience that our exhibitions offer.

Environmental Matters

We are subject to environmental laws and regulation by federal, state and local authorities in connection with our planned exhibition activities. We do not anticipate that the costs to comply with such laws and regulations will have material effect on our capital expenditures, earnings or competitive position.

Employees

As of February 29, 2012, we had 55 full-time employees. We are not a party to any collective bargaining agreements and we believe that our relations with our employees are good. Additionally, from time to time we rely upon part-time employees and contractors for the production and operations of our self run exhibitions. As of February 29, 2012, we employed 146 part-time employees. Contractors are hired on an as needed basis.

Available Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, therefore, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission ("SEC").

Our corporate website is www.prxi.com. On our website, we make available, free of charge, documents we have filed with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed with or furnished to the SEC. This information is available on our website as soon as reasonably practicable after we electronically file such materials with, or furnish such information to the SEC. Our SEC reports can be accessed through the "Investor Relations" subsection under "The Company" heading on our website. The other information found on our website is not part of this or any other report we file with, or furnish to, the SEC.

In addition, our Code of Ethics and the charters for our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are available on our website.

ITEM 1A. RISK FACTORS

If any of the risks or uncertainties discussed below and elsewhere in this report, including, but not limited to, the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the consolidated financial statements and the related notes included in this report, were to occur, our business, financial condition and results of operations could be seriously harmed. Additional risks and uncertainties not currently known to us or that we presently deem to be immaterial could also seriously harm our business, financial condition and results of operations.

If we are unable to effectively manage the integration of the Arts and Exhibitions International, LLC properties into our existing operations, it could negatively impact our results of operations and financial condition.

We have recently acquired the assets of Arts and Exhibitions International, LLC, including the touring exhibition properties ("Tutankhamun: The Golden King and the Great Pharaohs", "Cleopatra: The Search for the Last Queen of Egypt", "Real Pirates", and "America I AM". Due to the nature of the asset purchase transaction, no cash was required to complete the transaction other than transaction costs such as investment banking, legal and accounting fees and the promissory note will be repaid only from revenues derived from the assets. However, integration of these exhibitions into our operations will require significant management attention, and our failure to effectively and efficiently operate these assets could harm our relationships with partners in exhibition community, limit our future opportunities for fee for service arrangements or cause us to incur losses.

Our cash flows from operations may not improve sufficiently to finance our ongoing operations or to make investments necessary for future growth without the need for additional financing.

We can provide no assurances that our cash flow from operations will improve sufficiently to finance our ongoing operations or to make investments necessary for future growth. During fiscal 2012, we incurred a net loss of $5.8 million and our cash balance was approximately $2.3 million as of February 29, 2012. We currently do not have access to a revolving credit facility, but do have access to an equity line with Lincoln Park Capital, LCC ("LPC"). We have significantly reduced General and Administrative expense and eliminated unprofitable touring capacity in the Bodies business. However, there can be no assurance that our cash flows from operations will improve sufficiently during the next 12 months to fund our ongoing operations beyond that time. We might need to raise additional financing, which might not be available to us or might only be available to us on terms that are not favorable. If we are unable to sufficiently improve our financial performance or obtain financing, if and when we may need it, we may not be able to continue operations as they are currently anticipated or we may be unable to make capital investments needed for our existing exhibits or to develop new exhibits.

We have announced our intention to sell the artifacts we have recovered from the Titanic wreck site. We may not be able to maximize the full value associated with title to these artifacts.

In August, 2011 the U.S. District Court for the Eastern District of Virginia, Norfolk Division issued an Order granting us an *in-specie* award to all of the artifacts we have recovered from the Titanic wreck since after the Company's first expedition in 1987. Together with the October, 1993 Order from the French Maritime Tribunal granting us an in specie award to all of the artifacts recovered in our 1987 expedition, we now have title to all of the artifacts we have recovered from the Titanic wreck. Both of these *in-specie* awards come with certain limitations which govern how we care for the artifacts and how they may be sold.

We have recently announced our intent to pursue a sale of the artifacts by auction or privately negotiated sale and our entry into a consignment agreement with Guernsey's auction house to pursue a sale. We could fail to sell the artifacts in a timely manner or fail to sell the artifacts at or above their appraised value. Our ability or inability to successfully complete a sale of the artifacts may affect our results of operations and financial condition. The sale process will also consume significant management time and Company resources, which may impact our operations. In addition, the announcement by the Company that the sale process will require more time than was originally anticipated may negatively impact our share price and/or our ability to complete a sale on favorable terms.

If we do not successfully complete a sale of the artifacts, or cannot complete a sale on terms favorable to the Company, we could be less able to put the artifacts to good and profitable use in the future, particularly in light of the uncertainty created by the sale process. In addition, our stock price may be negatively impacted if we are unable to sell the assets on favorable terms, which may reduce our ability to raise capital that may be necessary to fund ongoing operations. If we do sell the artifacts, we might lose the right to exhibit the artifacts or to use the associated intellectual property, which would reduce our revenues. Any of these factors could affect our results of operations and financial condition.

The sale of our common stock to LPC may cause dilution and the sale of the shares of common stock acquired by LPC could cause the price of our common stock to decline.

In connection with entering into the Purchase Agreement with Lincoln Park Capital Fund, LLC ("LPC"), we authorized the issuance to LPC of up to 5,298,330 shares of our common stock and filed a registration statement allowing the resale of those shares. The number of shares ultimately offered for sale by LPC is dependent upon the number of shares the Company sells to LPC under the agreement. The purchase price for the common stock to be sold to LPC pursuant to the Purchase Agreement will fluctuate based on the price of our common stock. As of May 4, 2012, we have sold 275,000 shares to LPC at an average price of $2.31, and have also issued 158,632 shares as commitment shares under the Purchase Agreement. All shares sold by the Company to LPC are expected to be freely tradable. Depending upon market liquidity at the time, a sale of shares by LPC at any given time could cause the trading price of our common stock to decline. We can elect to direct purchases in our sole discretion but no sales may occur if the price of our common stock is below $1.00 and therefore, LPC may ultimately purchase all or some portion of the 5,298,330 shares of common stock. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to LPC by us under the agreement may result in substantial dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to LPC and the agreement may be terminated by us at any time at our discretion without any cost to us.

If we are unable to maintain our salvor-in-possession rights to the Titanic wreck and wreck site, our Titanic exhibitions could face increased competition.

We are the exclusive salvor-in-possession of the Titanic wreck and wreck site. Our salvor-in-possession status enables us to prevent third parties from salvaging the Titanic wreck and wreck site and from interfering with our rights to salvage the wreck and wreck site. To maintain our salvor-in-possession rights, we must maintain a presence over the wreck site as interpreted by the courts. In addition, we may have to commence legal proceedings against third parties who attempt to violate our rights as salvor-in-possession, which may be expensive and time-consuming. Moreover, the court may not continue to recognize us as the sole and exclusive salvor-in-possession of the Titanic wreck and wreck site. If we were to lose our salvor-in-possession rights, our Titanic exhibitions could be exposed to competition, which could harm our operating results.

We have recently made changes to key management positions and our failure to successfully adapt to changes in key management, and/or our inability to fill other vacant key positions, may adversely affect our business.

During fiscal year 2012 our Board of Directors appointed a new Interim President and Chief Executive Officer, added the title of Chief Operating Officer to our Chief Financial Officer, and moved our former Chief Executive Officer to the position of President of RMST. These changes in key management and the potential for additional appointments could create uncertainty among our employees, customers, partners and promoters and could result in changes to the strategic direction of our business, which could negatively affect our business, operating results and financial position. In addition, the changes in management have resulted in a higher level of overall compensation for the executive team. Any failure of our management to work together to effectively manage our operations, our inability to hire other key management, and any failure to effectively integrate new management into our controls, systems and procedures may materially adversely affect our business, results of operations and financial condition.

We believe that our future success depends to a significant degree on the skills and efforts of our management team. If we lose the services of any of our current senior executive officers and key employees, our ability to achieve our business objectives could be seriously harmed, in turn adversely affecting our business and operating results.

The price of our common stock may fluctuate significantly, and investors in our common stock could see the value of our common stock decline materially.

The stock market has recently experienced, and may experience in the future, extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. Such changes may occur without regard to the operating performance of these companies. In addition, the uncertainty related to our efforts to monetize the Titanic artifact collection has and may continue to add to this price volatility. These fluctuations, both those related to our company and those related to factors that have little to nothing to do with our Company, have and could materially reduce our stock price in the future.

Moreover, companies that have had volatile market prices for their securities have been subject to securities class action lawsuits. Any such lawsuit filed against us, regardless of the outcome, could result in substantial legal costs and a diversion of our management's attention and resources, which in turn could seriously harm our business, results of operations and financial condition.

Our largest shareholder is an equity fund, and the plans of this fund could have an effect on our stock price and could result in changes to the strategic direction of the Company.

The largest shareholder of the Company is Sellers Capital Master Fund, Ltd. ("SCF") which is controlled by Mark Sellers who is Chairman of the Board of Premier Exhibitions, Inc. and Managing Member of SCF's general partner. SCF purchased debt that was converted into shares of the Company's common stock in a financing transaction in fiscal year 2010. In addition, it has acquired common stock through open market purchases.

In June 2010, SCF informed the Company that at the request of the fund's investors it intended to return all capital to them. On October 7, 2010 Mr. Sellers informed the Company that SCF is no longer marketing its 46 percent ownership stake in Premier, and further that SCF no longer has a specific time frame within which to sell its stake in Premier. Instead, Mr. Sellers indicated that SCF would retain its shares in the Company until such time as it could obtain what he believes to be a better value for the shares. Management does recognize, however, that if a suitable buyer is not identified at the appropriate time, Mr. Sellers may choose to take another course of action, including potentially selling the shares in the open market or in a privately negotiated transaction or distributing the SCF shares to the fund's limited partners.

The concentration of our equity ownership in an equity fund controlled by a Company director, and the potential that it could sell its blocks of common stock, could have an effect on our stock price and could result in changes to the strategic direction of the Company. In addition, a single purchaser of the SCF block of common stock could also acquire effective control of the Company. Such a shareholder may not agree with the present strategic direction of the board of directors and management, creating uncertainty that the current strategic focus of the Company will continue over the longer term.

Our business may be harmed as a result of litigation.

We are a party to several ongoing material legal proceedings. These proceedings are described below in Item 3 of Part I of this report under the heading "Legal Proceedings" and also in the "Litigation and Other Legal Matters" footnote to our Consolidated Financial Statements included in Item 8 of Part II of this report. Should an unfavorable outcome occur in some or all of our current legal proceedings, or if successful claims and other actions are brought against us in the future, our business, results of operations and financial condition could be seriously harmed.

We may have a risk of collection of our revenue from exhibitions presented by third parties.

We rely upon third parties to present some of our exhibitions and in many cases those third parties operate the box office and control the sale of the tickets. As a result, we are subject to the risk that we will be unable to collect our portion of the revenue from the exhibitions presented by third party partners. Where we are unable to collect these revenues in accordance with the terms of the contract, we may incur the cost of litigation to recover the amounts owed to us and may ultimately not recover the full value of the receivable.

Continuing economic weakness may have a negative impact on our revenues and make it difficult for us to obtain financing to operate our business.

Our results of operations are sensitive to changes in general economic conditions that impact consumer spending, including discretionary spending for our exhibitions, both domestically and in international markets where we operate. Discretionary consumer spending is impacted by higher levels of unemployment, fuel prices, weakness in the housing markets, higher consumer debt levels, declines in consumer confidence in future economic conditions, higher tax rates, higher interest rates, and other adverse economic conditions. The economic slowdown, and other factors that cause consumers to reduce their discretionary spending to a point where attendance at our exhibitions declines, negatively affect our revenues and results of operations.

The economic weakness that continues in the financial markets and in the housing markets has resulted in declines in consumer confidence and spending, volatility in securities prices, diminished liquidity and credit availability and declining valuations of many investments. If the national or global economy or credit market conditions in general were to deteriorate further in the future, it is possible that such changes could put additional negative pressure on discretionary consumer spending and other consumer purchasing habits, which would adversely affect our operating results and make it more difficult for us to obtain financing to operate our business.

Our inability to develop new exhibitions could seriously harm our results of operations and financial condition.

Our business depends on our ability to develop and execute new exhibitions and to complement for our existing exhibitions. If we are unable to identify new exhibitions or if we do not have sufficient capital to develop new exhibitions, our results of operations and financial condition could be seriously harmed.

Our exhibition business is sensitive to public tastes. If we are unable to anticipate or respond to changes in consumer preferences, demand for our exhibitions could decrease.

Our ability to generate revenue from our exhibitions is highly sensitive to changes in public tastes. Our success depends in part on our ability to anticipate the preferences of consumers and to offer appealing exhibitions. We typically book each exhibition venue several months in advance of an exhibition's opening and incur certain upfront costs prior to our receiving any operating income. Therefore, if the public is not receptive to a particular exhibition or location, we could incur a loss depending on the amount of the incurred costs. Moreover, if we are not able to anticipate, identify or react to changes in public tastes, reduced demand for our exhibitions will likely result. Any of the foregoing could adversely affect our results of operations and financial condition.

If our advertising, promotional and other marketing campaigns are not successful, our results of operations could be harmed.

Like many other companies that make entertainment available to the public, we utilize significant resources to advertise, promote and provide marketing support for our exhibitions. For fiscal 2012 and 2011 we incurred marketing and advertising expenses of $4.4 million and $10.2 million, respectively. We are also party to agreements pursuant to which we engage third-parties to assist us in the production, design, promotion and marketing of our exhibitions. If our advertising, promotional and other marketing campaigns are not successful, or if we are not able to continue to secure on commercially reasonable terms the assistance of third-parties in our marketing and promotional activities, our results of operations will be harmed.

Events harming our reputation could adversely affect our business prospects, financial results and stock price.

We are dependent on our reputation. Events that can damage our reputation include, but are not limited to, legal violations, actual or perceived ethical problems, particularly related to our human anatomy exhibitions, actual or perceived poor employee relations, actual or perceived poor customer service, venue appearance or operational issues, or events outside of our control that generate negative publicity with respect to our company. Any event that has the potential to negatively impact our reputation could negatively affect our business prospects, financial results and stock price.

We are dependent upon our ability to locate effective venues for exhibitions, either in museums or in leased exhibition space. If we are unable to lease exhibition venues on acceptable terms or to partner with museums to present our exhibitions, our results of operations could be adversely affected.

We require access to exhibition venues owned or leased by third parties to conduct our stationary exhibitions. Our long-term success depends, in part, on our ability to utilize such venues on commercially reasonable terms. We also present our exhibitions in museums. If we are unable to develop and maintain relationships with museums to present our exhibits, or if demand for our exhibits from the museum community declines, our results of operations and financial condition could be harmed

Our exhibitions are becoming subject to increasing competition that could negatively impact our operating results and financial condition.

Titanic exhibitions. Although we are currently the only entity that exhibits artifacts recovered from the wreck site of the Titanic, we currently encounter competition from other Titanic exhibitions that exhibit replicas of artifacts and memorabilia not obtained directly from the wreck site. In addition, in the future we may encounter competition from other Titanic exhibitions or events, as our Titanic exhibition business continues to change. For example, an adverse ruling in 1999 by the U.S. Court of Appeals for the Fourth Circuit left us with non-exclusive rights to photograph and film the Titanic wreck site. As a result of this ruling, other companies can now photograph and film the Titanic wreck site, which exposes us to increased competition that could, for example, result in our loss of future exhibitions or other opportunities, such as documentary film rights. Moreover, it is possible that other companies may, albeit in violation of our Salvor-in-Possession rights, attempt to explore the Titanic wreck site in the future. If any of these companies were successful, we would face increased competition as well as increased costs necessary to defend and preserve our rights. The availability of remotely-operated vehicles for charter from third-parties to conduct expeditions may make it easier for others to gain access to the Titanic site in violation of our Salvor-in-Possession rights. In addition, the anniversary of the Titanic's sinking may make it more attractive for competitors to present competing Titanic themed exhibitions or products. Any of these developments could have an adverse impact on our financial performance.

Human anatomy exhibitions. Our human anatomy exhibitions face intense competition with other human anatomy exhibitions similar to ours offered by various companies in the U.S. and around the world. As a result, we may lose visitors to our exhibits based on competitors' claims, the proximity of competing exhibitions to ours, and our ability to advertise and otherwise entice visitors to our exhibits in the extremely competitive marketplace. In addition, if a significant number of new human anatomy exhibitions were to enter the same markets in which our exhibitions are offered or are planned to be offered, attendance at our human anatomy exhibitions could decline and our results of operations and financial condition could be harmed.

Other exhibitions. If we are successful in presenting our new exhibitions, competitors may bring similar exhibitions of their own to the market. To the extent competitors are successful at marketing and promoting competing exhibitions, our results of operations and financial condition could be harmed.

Through our co-promoters, we conduct exhibitions outside of the United States, which subjects us to additional business risks that could increase our costs and cause our profitability to decline.

During fiscal 2012, we derived approximately $6.6 million or 20.7% of our total revenue from exhibitions located outside of the U.S., which represents 24.9% of our total attendance. We intend to continue to pursue international exhibition opportunities. Our international exhibitions are subject to a number of risks, including the following:

- changes in foreign regulatory requirements;
- difficulties in staffing, training and managing foreign operations;
- changing and irregular enforcement of legal regulations;
- difficulties in collecting amounts due from foreign partners; and
- political and economic instability.

We are also subject to risks arising from currency exchange rate fluctuations, which could increase our costs and cause our profitability to decline. Our financial arrangements with foreign vendors are mostly based upon foreign currencies. As a result, we are exposed to the risk of currency fluctuations between the U.S. dollar and the currencies of the countries in which our exhibitions are touring. The U.S. dollar value of our foreign-generated revenues varies with currency exchange rate fluctuations. Significant volatility in the value of the U.S. dollar relative to foreign currencies could harm our results of operations and financial condition.

Certain aspects of our operations are subject to governmental regulation, and our failure to comply with any existing or future regulations could seriously harm our business, results of operations and financial condition.

Our exhibitions are subject to federal, state and local laws, both domestically and internationally, governing various matters, such as:

- licensing and permitting;
- health, safety, environmental and sanitation requirements;
- working conditions, labor, minimum wage and hour, citizenship and employment laws; and
- sales, use and other taxes and withholding.

We cannot predict the extent to which existing or future laws or regulations could impact our operations. Although we generally contract with a third party for various services at our venues, we cannot provide assurances that we or our third-parties are in full compliance with all applicable laws and regulations at all times, that we or our third-parties will be able to comply with any future laws and regulations or that we will not incur liabilities for violations by us or third-parties with which we maintain a relationship. Our failure or the failure of any of our third-parties with which we maintain a relationship to comply with laws and regulations could also cause us to be subject to investigations or governmental actions that could seriously harm our business.

We may be unable to hire and retain the personnel we need and, as a result, could lose our competitive position.

To meet our business objectives, we must continue to attract and retain skilled technical, operational, managerial and sales and marketing personnel. We face significant competition for these skilled professionals from other companies, research and academic institutions, government entities and other organizations. If we fail to attract and retain the necessary personnel, we may be unable to achieve our business objectives and may lose our competitive position, which could harm our business revenue. In addition, our recent efforts to reduce headcount and general and administrative expenses may harm our ability to attract or retain the personnel we need.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Principal Executive Offices

Our principal executive office is located at 3340 Peachtree Road, N.E., Suite 900, Atlanta, Georgia. This space, which consists of 10,715 square feet, is used for management, administration and marketing purposes. The Company entered into a seventh amendment to the lease for its principal executive office space in Atlanta, Georgia effective January 1, 2012. Under this amendment, the square footage leased is reduced to approximately 10,715 square feet and the lease term has been extended for an additional twenty-four months.

Warehouse Space for Artifacts and Other Exhibitry

The Company's lease for warehouse and lab space in Atlanta, Georgia for the conservation, conditioning and storage of artifacts and other exhibitry expired on December 31, 2011. Other storage space has been rented on a month-to-month basis, in various locations, as needed. In order to consolidate storage and reduce related costs, on October 12, 2011 the Company entered into a lease agreement for approximately 48,000 square feet of warehouse and lab space in Atlanta, Georgia. The agreement is for a five year term with two additional options to extend for up to an additional ten years. For security purposes, we do not disclose the location of this property.

Luxor Hotel and Casino – Las Vegas, Nevada

On March 12, 2008, the Company entered into a ten year lease agreement for exhibition space with Ramparts, Inc., owner and operator of The Luxor Hotel and Casino in Las Vegas, Nevada, with an option to extend for up to an additional ten years. This lease includes approximately 36,141 square feet of space within the Luxor Hotel and Casino. We use the space, among other things, to present our "Bodies...The Exhibition" and Titanic exhibitions. The lease commenced with the completion of the design and construction work which related to the opening of our "Bodies...The Exhibition" exhibition in August 2008 and the opening of the Titanic exhibition in December 2008. See discussion in **Note 11. Lease Abandonment** regarding abandonment of a portion of the leased space.

Atlantic Station – Atlanta, Georgia

On July 2, 2008, the Company entered into a lease agreement for exhibition space with Atlantic Town Center in Atlanta, Georgia. Until March 6, 2012 we used the space to present our "Bodies..The Exhibition" and our "Dialog in the Dark" exhibitions. This space is currently being used to present our "Bodies...The Exhibition" and our "Titanic: The Artifact Exhibition" exhibitions. The initial lease term was for three years with four one-month renewal options and was scheduled to expire in February 2012. On September 30, 2011, the Company entered into a first amendment to this lease. The first amendment extends the lease term for an additional 16 months, with a two year extension option, and expires January 31, 2013.

Seaport—New York City, New York

On April 7, 2008 the Company entered into a lease agreement for exhibition space with General Growth Properties, Inc. in New York City, New York. We use the space to present our "Bodies...The Exhibition" exhibition and opened a "Dialog in the Dark" exhibition in a portion of the leased space in the summer of 2011. The lease term is for five years, expiring December 31, 2012, with lessor's ability to cancel the lease agreement in calendar years 2011 or 2012 by providing 90 days written notice.

"Titanic – The Experience" – Orlando, Florida

On October 17, 2011 the Company entered into the assignment and second amendment to lease for exhibition space with George F. Eyde Orlando, LLC and Louis J. Eyde Orlando, LLC. We use the space to present our "Titanic – The Experience" exhibition and dinner theatre. The lease term is for five years and expires in September 2016.

Touring Exhibitions

The Company enters into short-term lease agreements for exhibition space for its touring exhibitions. At February 29, 2012, the Company was obligated under a lease agreement for one of its touring exhibits.

ITEM 3. LEGAL PROCEEDINGS

Status of Salvor-in-Possession and Interim Salvage Award Proceedings

The Company has been party to a salvage case titled *RMS Titanic, Inc. v. The Wrecked and Abandoned Vessel, et al., in rem* for over 15 years. The Company sought to maintain its status as sole salvor-in-possession of the Titanic wreck site and also sought an interim salvage award in the form of title to the recovered Titanic artifacts or a monetary award.

In June 1994, the U. S. District Court for the Eastern District of Virginia (the "District Court") awarded ownership, to our wholly-owned subsidiary RMST of all items then salvaged from the wreck of the Titanic as well as all items to be salvaged in the future so long as RMST remained salvor-in-possession. However, in two orders, dated September 26, 2001 and October 19, 2001, respectively, the District Court restricted the sale of artifacts recovered by RMST from the Titanic wreck site. On April 12, 2002, the U.S. Court of Appeals for the Fourth Circuit (the "Appellate Court") affirmed the two orders of the District Court. In its opinion, the Appellate Court reviewed and declared ambiguous the June 1994 order of the District Court that had awarded ownership to RMST of the salvaged items. Having found the June 1994 order ambiguous, the Appellate Court reinterpreted the order to convey only possession of the artifacts with a lien on them, not title, pending determination of a salvage award. On October 7, 2002, the U.S. Supreme Court denied RMST's petition of appeal.

On May 17, 2004, RMST appeared before the District Court for a pre-trial hearing to address issues in preparation for an interim salvage award trial. At that hearing, RMST confirmed its intent to retain its salvor-in-possession rights in order to exclusively recover and preserve artifacts from the wreck site of the Titanic. In addition, RMST stated its intent to conduct another expedition to the wreck site. As a result of that hearing, on July 2, 2004, the District Court rendered an opinion and order in which it held that it would not recognize a 1993 Proces-Verbal, pursuant to which the government of France granted RMST title to all artifacts recovered from the wreck site during the 1987 expedition (the "1987 Artifacts"). The court also held that RMST would not be permitted to present evidence at the interim salvage award trial for the purpose of arguing that RMST should be awarded title to the Titanic artifacts through the law of finds.

RMST appealed the July 2, 2004 District Court order to the Appellate Court. On January 31, 2006, the Appellate Court reversed the lower court's decision to invalidate the 1993 Proces-Verbal, pursuant to which the government of France granted RMST title to all artifacts recovered from the wreck site during the 1987 expedition. As a result, the Appellate Court tacitly reconfirmed that RMST owns the approximately 2,000 artifacts recovered during the 1987 expedition.

On August 12, 2010, the District Court issued an opinion granting a salvage award to RMST based upon the Company's work in recovering and conserving over three thousand artifacts from the wreck of Titanic during its expeditions conducted in 1993, 1994, 1996, 1998, 2000, and 2004 (the "Post 1987 Artifacts"). The Company was awarded 100 percent of the fair market value of the artifacts, which the District Court set at approximately $110 million. The District Court reserved the right to determine whether to pay the Company a cash award from proceeds derived from a judicial sale, or in the alternative, to issue the Company an *in-specie* award of title to the artifacts.

On August 15, 2011, the District Court granted an *in-specie* award of title to the artifacts to RMST for the Post 1987 Artifacts. Title to the Post 1987 Artifacts comes with certain covenants and conditions drafted and negotiated by the Company and the United States government. These covenants and conditions govern the maintenance and future disposition of the artifacts. These covenants and conditions include the following:

- The approximately 2,000 "1987 Artifacts" and the approximately 3,500 "Post 1987 Artifacts" must be maintained as a single collection;
- The combined collections can only be sold together, in their entirety, and any buyer would be subject to the same conditions applicable to RMST; and
- RMST must comply with provisions that guarantee the long-term protection of all of the artifacts. These provisions include the creation by RMST of a trust and reserve fund (the "Trust Account"). The Trust Account will be irrevocably pledged to and held for the exclusive purpose of providing a performance guarantee for the maintenance and preservation of the Titanic collection for the public interest. The Company will pay into the Trust Account a minimum of twenty five thousand dollars ($25 thousand) for each future fiscal quarter until the corpus of such Trust Account equals five million dollars ($5 million). Though not required under the covenants and conditions, Company will make additional payments into the Trust Account as it deems appropriate consistent with its prior representations to the Court and sound fiscal operations. The Company established the Trust Account and funded it with $25 thousand during November 2011. An additional $25 thousand was funded during February 2012.

Status of International Treaty Concerning the Titanic Wreck

The U.S. Department of State (the "State Department") and the National Oceanic and Atmospheric Administration of the U.S. Department of Commerce ("NOAA") are working together to implement an international treaty (the "Treaty") with the governments of the United Kingdom, France and Canada concerning the Titanic wreck site. If implemented in this country, this treaty could affect the way the District Court monitors our salvor-in-possession rights to the Titanic. These rights include the exclusive right to recover artifacts from the wreck site, claim possession of and perhaps title to artifacts recovered from the site, and display recovered artifacts. Years ago we raised objections to the State Department regarding the participation of the U.S. in efforts to reach an agreement governing salvage activities with respect to the Titanic. The proposed Treaty, as drafted, did not recognize our existing salvor-in-possession rights to the Titanic. The United Kingdom signed the Treaty in November 2003, and the U.S. signed the Treaty in June 2004. For the Treaty to take effect, the U.S. must enact implementing legislation. As no implementing legislation has been passed, the Treaty currently has no binding legal effect.

The Company has worked with the U.S. government regarding several draft revisions to the government's proposed legislation which would implement the Treaty. For years, the State Department and NOAA have been working together to implement the Treaty. For nearly as long the Company has opposed the passage of the implementing legislation out of concerns that it failed to protect the Company's interests in the wreck site and failed to insure continued scientific and historic exploration.

In August, 2011, the State Department and NOAA resubmitted the draft legislation to Congress. RMST has worked with the U.S. government to develop a number of textual modifications to this proposed implementing legislation to address the Company's concerns. RMST intends to propose its own legislation incorporating these textual modifications. RMST plans to support the passage of this revised implementing legislation into law. The Company believes that the passage of this legislation, as modified by RMST, will recognize the Company's past and future role with regard to the wreck site. The legislation has been sponsored and is now progressing through the legislation process.

Other Litigation

The Company is also from time to time party to collection actions to recover amounts owed by promoters and other parties, particularly international promoters and partners. In *RMS Titanic, Inc. v. Citywest Productions and H.S.S. Trading as the Mansfield Group,* we sued in Dublin, Ireland to collect approximately $1.3 million owed by a promoter who licensed and presented a Titanic exhibition in Dublin. We were successful in obtaining judgment against the parties for the full amount of the claim. During the proceedings, the defendants went into receivership, which is an insolvency process under the laws of Ireland. This receivable was fully reserved in fiscal year 2011 and written off in fiscal year 2012. Recovery in this case is unlikely.

On August 5, 2011, the Company filed suit in the U.S. District Court for the Southern District of New York against Gunther Von Hagens, and his company, Plastination Company, Inc. The suit alleges that Von Hagens and Plastination breached a settlement agreement with the Company, tortiously interfered with the Company's business, conspired against the Company and engaged in unfair competition practices. These claims relate to information Von Hagens and Plastination provided to ABC News and other third-parties about the origin of the human anatomy specimens licensed by the Company and used in its human anatomy exhibitions. The Company has sued for unspecified damages. The case is still in its early stages and recovery is uncertain.

On February 24, 2012, the Company filed suit against Hong-Jin Sui, Hoffen Global Ltd., and Arnie Geller in the Circuit Court in and for Hillsborough County, Florida. The Company alleges that Sui and Hoffen breached certain contractual obligations relating to rights of first refusal and opportunities to match competing offers for the lease of sets of plastinated human anatomical specimens, leading to the opening of a series of exhibitions in Europe competitive with those of the Company. Geller, the Company's former CEO, is alleged to have tortuously interfered with the Company's contractual rights in connection with the European exhibitions. Geller has been served with the complaint and has filed an Answer to the claims against him. Service of the Complaint upon Hoffen and Sui has not yet been accomplished. Discovery against Geller is underway. It is premature to assess the likelihood of success or the amount of any potential recovery at this time.

From time to time the Company is or may become involved in other legal proceedings that result from the operation of its exhibitions and business.

We believe that adequate provisions for resolution of all contingencies, claims and pending litigation have been made for probable losses and that the ultimate outcome of these actions will not have a material adverse effect on our financial condition.

Settled Litigation

Sports Immortals, Inc.

On July 30, 2009, Sports Immortals, Inc. and its principals, Joel Platt and Jim Platt (together, "Sports Immortals"), filed an action against the Company in the Circuit Court of the Fifteenth Judicial District in Palm Beach County, Florida for claims arising from their license agreement with the Company under which the Company obtained rights to present sports memorabilia exhibitions utilizing the Sports Immortals, Inc. collection. The plaintiffs alleged that the Company breached the contract when the Company purported to terminate it in April of 2009, and they sought fees and stock warrant agreements required under the agreement. The Company filed its answer and counterclaims on September 7, 2009. Answering the complaint, the Company denied plaintiffs' allegations and maintained that the Sports Immortals, Inc. license agreement was properly terminated. The Company counterclaimed against the plaintiffs for breach of contract, fraudulent inducement and misrepresentation, breach of the covenant of good faith and fair dealing, and violation of Florida's deceptive and unfair practices act. On August 16, 2011, the Company and Sports Immortals entered into a Settlement and Release Agreement (the "Agreement"). In exchange for full settlement and release of all claims of Sports Immortals, pursuant to the Agreement the Company agreed to pay $475 thousand currently, $475 thousand on the first anniversary of settlement, and to exchange certain warrants previously issued to Jim Platt and Joel Platt for warrants with an exercise price set at the market price on the date of settlement of $1.82. An expense of $6 thousand for the exchange of these warrants is included in General and administrative expenses on the Consolidated Statements of Operations. In fiscal 2010, the Company accrued $167 thousand as an estimate of the cost to settle this litigation. An additional expense of $783 thousand is included in Litigation Settlement on the Consolidated Statements of Operations for the year ended February 29, 2012. The first installment of the settlement agreement of $475 thousand was paid on September 7, 2011. The remaining $475 thousand settlement payable is reflected in Accounts payable and accrued liabilities on the Consolidated Balance Sheets at February 29, 2012.

Serge Grimaux

In April 2011, the Company filed suit in the U.S. District Court for the Northern District of Georgia against Serge Grimaux and his companies, including Serge Grimaux Presents, Inc. and 9104-5773 Quebec, Inc. The suit alleges that Grimeaux failed to pay over $800 thousand due and owing the Company under a series of license agreements pursuant to which Grimaux and his entities presented the Company's Titanic and human anatomy exhibitions in venues throughout Canada. The Company settled this litigation on November 10, 2011 for $375 thousand, of which $175 thousand has been paid and the remainder of which is subject to collection.

Proposed Legislation and Government Inquiries

On May 23, 2008, the Company entered into an Assurance of Discontinuance (the "Assurance") with the Attorney General of the State of New York. The Assurance resolves the inquiry initiated by the Attorney General's Office regarding our New York City exhibition, "Bodies...The Exhibition." Subject to the provisions of the Assurance, the Company has continued to operate the exhibition in New York City. Although most of its requirements under the Assurance have now been concluded, the Company will continue to post certain disclosures regarding the sourcing of the specimens in the exhibition as long as that exhibition operates in New York City. The Company has voluntarily agreed to similar disclosures with the states of Washington, Missouri, and Oklahoma.

Legislatures in a few states have considered legislation or passed bills that would restrict our ability to present human anatomy exhibitions in their states, such as by banning human anatomy exhibitions, requiring a permit to present such an exhibition, or imposing restrictions on how or where such exhibitions could be presented. The Company cannot predict whether any such legislation will be adopted or, if adopted, how such legislation might affect its ability to conduct human anatomy exhibitions. Additional states could introduce similar legislation in the future. Any such legislation could prevent or impose restrictions on the Company's ability to present our human anatomy exhibitions in the applicable states.

From time to time, the Company has or may receive requests and inquiries from governmental entities which result from the operation of our exhibitions and business. As a matter of policy, the Company will cooperate with any such inquiries.

Revenue Examinations

As of February 29, 2012, the Internal Revenue Service ("IRS") was conducting an examination of the Company's federal tax return for the fiscal year ended February 28, 2010. Although no final determination has been received by the Company as of February 29, 2012, we believe that the IRS will not assert any liability related to this exam. We have agreed on tentative settlements with the IRS related to several of the issues raised in its audit of our February 28, 2010 tax year. These settlements are subject to formal review and approval by the IRS. This proceeding is expected to be concluded within the next 12 months. The IRS examination was finalized in April 2012 in accordance with the tentative settlement. In addition to the review by the IRS, the Company is, at times, under review by various state revenue authorities. The IRS has completed its examination of the Company's federal tax returns for the fiscal years ended February 28(29), 2009, 2008 and 2007, with no significant adjustments required. The Company believes that adequate provisions for resolution of all contingencies, claims and pending litigation have been made for probable losses and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial condition.

ITEM 4. MINING SAFETY DISCLOSURE

Not applicable.

EXECUTIVE OFFICERS

The following table sets forth information about our executive officers as of the date of this report.

Name	Age	Position (s)
Samuel S. Weiser	52	Interim President and Chief Executive Officer, Director
Michael J. Little	45	Chief Financial Officer and Chief Operating Officer
Robert A. Brandon	61	General Counsel, Senior Vice President of Business Affairs and Secretary

Samuel S. Weiser, Interim President, Chief Executive Officer and Director

Mr. Weiser has served as our Interim President and Chief Executive Officer since November 28, 2011 and served as our Interim Chief Financial Officer from May 19, 2011 until June 27, 2011. Prior to his appointment as Interim Chief Financial Officer, Mr. Weiser had been serving as a consultant to the Company and overseeing the Company's finance function while the Company began conducting a search for a permanent Chief Financial Officer. Mr. Weiser served as the Chief Operating Officer of Sellers Capital LLC, an investment management firm and largest shareholder of the Company, where he was responsible for all non-investment activities from 2007 to 2010. Mr. Weiser is also a member of Sellers Capital LLC and an indirect investor in Sellers Capital Master Fund, Ltd., the Company's largest shareholder and an investment fund managed by Sellers Capital LLC. From April 2005 to 2007, he was a Managing Director responsible for the Hedge Fund Consulting Group within Citigroup Inc.'s Global Prime Brokerage division. Mr. Weiser is also a former partner in Ernst & Young. He received a Bachelor of Arts in Economics from Colby College and a Master of Science in Accounting from George Washington University. Mr. Weiser is a Certified Public Accountant.

Michael J. Little, Chief Financial Officer and Chief Operating Officer

Mr. Little has served as our Chief Financial Officer since June 27, 2011 and our Chief Operating Officer since November 28, 2011. Mr. Little was formerly a consultant with The Edge Group, LLC a consulting practice specializing in strategic and tactical planning, acquisition services, complex financial modeling, investor presentations, organizational structure analysis, and new system implementation. From 1997 through 2009, Mr. Little was employed by Feld Entertainment, a worldwide producer of live family entertainment, in various financial and strategic planning roles. He served as Chief Financial Officer of Feld Entertainment from 2004 to 2009. Mr. Little received a Bachelor of Science degree from Towson State University and a Master of Science in Business from John Hopkins University.

Robert A. Brandon, General Counsel, Senior Vice President of Business Affairs and Secretary

On October 23, 2009, the Board of Directors of the Company appointed Robert A. Brandon as its General Counsel and Vice President of Business Affairs. Additionally, Mr. Brandon serves as Secretary of the Company. On February 16, 2012 the Board of Directors changed Mr. Brandon's title to General Counsel and Senior Vice President of Business Affairs. Mr. Brandon joined the Company as Deputy General Counsel in June 2008. In 1984, Mr. Brandon began his legal career with Proskauer Rose, L.P. where he was a corporate associate. From 1988 to 2007, Mr. Brandon worked in the Legal Department at Madison Square Garden, L.P., functioning as Senior Vice President – Legal and Business Affairs for his last ten years there, with duties that included oversight of all legal work for the Booking, Concert Promotion and Theatrical Divisions of Madison Square Garden and Radio City Music Hall. Thereafter, he was a self-employed legal consultant for clients in the entertainment and media industries until joining the Company. Mr. Brandon has a Bachelor of Arts degree from Colgate University and a Juris Doctorate from Brooklyn Law School.

Executive Officer Changes

On May 19, 2011, the Board of Directors of the Company appointed Samuel S. Weiser, a director of the Company, as Interim Chief Financial Officer.

Effective June 27, 2011, the Company's Interim Chief Financial Officer, Samuel S. Weiser resigned and was replaced by Michael J. Little.

Effective November 28, 2011, the Company entered into an Amendment to the Employment Agreement between the Company and its then President and Chief Executive Officer, Christopher Davino. Pursuant to the Amendment, Mr. Davino relinquished the title of Chief Executive Officer and President of the Company and was appointed as President of RMST. Effective April 30, 2012, Mr. Davino's employment as President of RMST ended upon the expiration of the term of his employment agreement. Pursuant to the terms of his employment agreement, Mr. Davino resigned as a director effective that date.

Also effective November 28, 2011, the Board of Directors appointed Samuel Weiser to the position of Interim Chief Executive Officer and President of the Company, to serve until a permanent Chief Executive Officer is identified. Mr. Weiser is also a director of the Company. Michael Little was also appointed on that date to the position of Chief Operating Officer, in addition to his position as Chief Financial Officer.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Since November 16, 2006, our common stock has been quoted on the NASDAQ Global Market under the symbol "PRXI." The following table provides the high and low sales prices for our common stock for fiscal 2012 and fiscal 2011.

Prices of our Common Stock

	High	Low
Fiscal 2012		
Fourth Quarter ended February 29, 2012	$ 2.57	$ 1.62
Third Quarter ended November 30, 2011	1.87	1.61
Second Quarter ended August 31, 2011	1.88	1.47
First Quarter ended May 31, 2011	1.90	1.47
Fiscal 2011		
Fourth Quarter ended February 28, 2011	$ 2.02	$ 1.50
Third Quarter ended November 30, 2010	2.17	1.65
Second Quarter ended August 31, 2010	2.50	1.01
First Quarter ended May 31, 2010	1.58	1.15

During the year ended February 29, 2012, employees of the Company surrendered 18,361 shares of stock worth approximately $36 thousand to satisfy their tax obligations with respect to the vesting of restricted stock issued pursuant to the Company's Equity Incentive Plan. These shares were repurchased in December 2011 for a price of $1.65 per share based upon the closing date on the day of vesting.

On July 30, 2010 the Company announced a plan to repurchase up to $1 million of the Company's common stock, and that repurchases could occur on the open market at times and prices considered appropriate by the Board of Directors and management. Furthermore, the Company disclosed that repurchases could take place through brokers and dealers or in privately negotiated transactions, and may be made under a Rule 10b5-1 plan. During the second quarter of fiscal 2011, the Company repurchased 115,081 shares of common stock pursuant to a Rule 10b5-1 trading plan. The average cost of the shares repurchased was $1.16 and the Company subsequently retired these shares. The July 30, 2010 share repurchase authorization has expired.

During the year ended February 28, 2008, the Company repurchased 1 million shares of its stock, which were held in a brokerage account since their purchase and reported as Treasury stock on the Consolidated Balance Sheets. On August 29, 2011, the Company formally retired these Treasury shares, which reduced the Common stock issued and corresponding Treasury shares as reported in the Consolidated Balance Sheets.

Holders

On February 29, 2012, we had approximately 2,116 holders of record of our common stock. This number does not include shareholders for whom shares are held in a "nominee" or "street" name.

Dividends

We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings generated from our operations to finance operations and future growth.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion provides information to assist in the understanding of our financial condition and results of operations, and should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this report. This discussion and analysis is organized into the following sections:

- Overview;
- Key Exhibitions;
- Results of Operations;
- Liquidity and Capital Resources;
- Contractual Obligations;
- Off-Balance Sheet Arrangements;
- Critical Accounting Policies; and
- Recent Accounting Pronouncements.

Overview

Premier Exhibitions, Inc. is in the business of presenting to the public museum-quality touring exhibitions around the world. Since our establishment, we have developed, deployed, and operated unique exhibition products that are presented to the public in exhibition centers, museums, and non-traditional venues. Income from exhibitions is generated primarily through ticket sales, third-party licensing, sponsorships and merchandise sales.

Titanic Ventures Limited Partnership ("TVLP"), a Connecticut limited partnership, was formed in 1987 for the purposes of exploring the wreck of the R.M.S. Titanic and its surrounding oceanic areas. In May of 1993, RMS Titanic, Inc. ("RMST") entered into a reverse merger under which RMST acquired all of the assets and assumed all of the liabilities of TVLP and TVLP became a shareholder of RMST. In October of 2004, we reorganized and Premier Exhibitions, Inc. became the parent company of RMST and RMST became a wholly-owned subsidiary. Additional wholly-owned subsidiaries were established in order to operate the various domestic and international exhibitions of the Company.

On September 29, 2011, the Company announced that it intended to separate its operations into two operating subdivisions, which function as separate divisions of Premier. The change is intended to better position the Company to pursue strategic alternatives and manage both businesses independently.

Our business has been divided into an exhibition management subsidiary and a content subsidiary. The content division is the Company's existing subsidiary, RMST, which holds all of the Company's rights with respect to the Titanic assets and is the salvor-in-possession of the Titanic wreck site. These assets include title to all of the recovered artifacts in the Company's possession, in addition to all of the intellectual property (data, video, photos, maps, etc.) related to the recovery of the artifacts and scientific study of the ship.

We also formed a new entity, Premier Exhibition Management LLC ("PEM"), to manage all of the Company's exhibition operations. This includes the operation and management of our Bodies, Titanic and Dialog in the Dark exhibitions. PEM will also pursue "fee for service" arrangements to manage exhibitions based on content owned or controlled by third parties.

On April 20, 2012, Premier Exhibition Management LLC and its wholly owned subsidiary, PEM Newco, LLC (Newco"), both subsidiaries of the Company, entered into a purchase agreement with AEG Live LLC, AEG Exhibitions LLC, and Arts and Exhibitions International, LLC pursuant to which Newco purchased substantially all of the assets of Arts and Exhibitions International, LLC ("AEI"). The assets purchased include the rights and tangible assets relating to four currently touring exhibitions known as "King Tut II," "Cleopatra," "America I Am" and "Real Pirates." The acquired assets include rights agreements with the owners of the artifacts and intellectual property comprising the exhibitions, museum/venue agreements for existing exhibition venues, sponsorship agreements, a warehouse lease and an office lease. In addition, the acquired assets include intellectual property related to proposed future exhibitions that the Company may further develop and produce. The Company will operate any such additional properties under its exhibition management subsidiary.

In this report, the terms "Premier Exhibitions, Inc.," the "Company," "Premier", "we," "us," and "our" mean Premier Exhibitions, Inc., a Florida corporation, and its subsidiaries.

As of February 29, 2012, we are configured to present three different types of exhibitions, as reflected in the following table:

	Stationary	Touring	Total
"Bodies...The Exhibition" and "Bodies Revealed"	3	4	7
"Titanic: The Artifact Exhibiton" and "Titanic: The Experience	2	6	8
"Dialog in the Dark"	2	—	2
Total Exhibitions	7	10	17

Our touring exhibitions usually span four to six months. The stationary exhibitions are longer-term engagements which are located in New York, New York, Las Vegas, Nevada, Orlando, Florida, and Atlanta, Georgia. In fiscal 2012, we opened a new stationary "Dialog in the Dark" exhibit in New York City on August 20, 2011 and acquired a new exhibit known as "Titanic: The Experience" in Orlando, Florida on October 17, 2011.

In addition to developing new content for future exhibitions, the Company continually evaluates its touring capacity and may expand or contract to suit the addressable market for its content.

We first became known for our Titanic exhibitions which present the story of the ill-fated ocean liner, the R.M.S. Titanic (the "Titanic"). The Titanic has captivated the imaginations of millions of people throughout the world since 1912 when she struck an iceberg and sank in the North Atlantic on her maiden voyage approximately 400 miles off the coast of Newfoundland. More than 1,500 of the 2,228 lives on board the Titanic were lost.

We own approximately 5,500 Titanic artifacts recovered from the wreck site 2 ½ miles below the ocean's surface which we have the right to present at our exhibitions. In 1994, a federal district court declared us salvor-in-possession of the Titanic wreck and wreck site, and, as such, we have the exclusive right to recover additional objects from the Titanic wreck site. Through our explorations, we have obtained and are in possession of the largest collection of data, information, images and cultural materials associated with the Titanic shipwreck. We believe that our salvor-in-possession status puts us in the best position to provide for the archaeological, scientific and educational interpretation, public awareness, historical conservation and stewardship of the Titanic shipwreck. As of February 29, 2012 we had the ability to present 8 concurrent Titanic exhibitions.

In 2004, we diversified our exhibitions beyond the Titanic and into human anatomy by acquiring licenses that give us rights to present exhibitions of human anatomy sets, each of which contains a collection of whole human body specimens plus single human organs and body parts. As of February 29, 2012 we had the ability to present 7 concurrent human anatomy exhibitions.

In 2008, we further expanded our exhibition portfolio when we entered into a long-term license agreement to present an exhibition series entitled "Dialog in the Dark." Our "Dialog in the Dark" exhibitions are intended to provide visitors with an opportunity to experience the paradox of learning to "see" without the use of sight. Visitors are escorted through a series of galleries immersed in total darkness and challenged to perform tasks without the use of their vision. As of February 29, 2012 we had the ability to present two "Dialog in the Dark" exhibitions.

In February 2012 the Company decided to close its Atlanta, Georgia "Dialog in the Dark" exhibition effective March 6, 2012, which resulted in an impairment charge of $60 thousand for exhibition licenses and $282 thousand of property and equipment related to our "Dialog in the Dark" exhibitions as these assets were determined to no longer be of use to the Company. In addition, as part of our annual impairment testing of long-lived assets it was determined that the property and equipment related to our New York City "Dialog in the Dark" exhibition were impaired resulting in an impairment charge of $648 thousand. The total impairment charge of $990 thousand related to "Dialog in the Dark" is included in Impairment of intangibles and property and equipment on the Consolidated Statement of Operations for the fiscal year ended February 29, 2012. At this time the Company has not determined the future plans for its "Dialog in the Dark" exhibition.

Management created a process to evaluate and develop new content that can be used to create new touring exhibitions. Other more generic processes were implemented to support traditional business decisions ranging from human resources management to financial planning and analysis. Additionally, management began to strategize on ways to expand the Titanic model beyond the exhibition business to broaden the Company's reach and to capitalize on the 100 year anniversary of the maiden voyage and sinking of the Titanic in 2012.

In an effort to further stabilize the Company and grow, management implemented a process designed to identify, quantify and manage the risk and returns associated with taking existing exhibitions into a given market and operating these exhibitions without museums or third party promoters. Management initially believed that self-operated exhibitions would be more advantageous as it would allow us to maintain more control of the exhibitions and would also allow us to retain 100 percent of the profit from the exhibitions, as opposed to sharing that profit with a museum or promoter. Based on this strategy, the Company increased its self-operated exhibitions in fiscal 2010 and continued that expansion into the year ended February 28, 2011 ("fiscal 2011"). However, the Company experienced lower than anticipated attendance at its self-operated touring Bodies exhibitions in fiscal 2011. As the sole operator of the self-operated exhibitions, the Company had to bear the full cost of the exhibits, lowering gross margins and profits in fiscal 2011.

At the end of the third quarter of fiscal 2011, 11 of our 14 Bodies shows toured in largely self-operated, temporary exhibits at non-branded venues. Specimens used in these exhibits were leased or licensed and were made available to the Company for display at significant cost. With several of the licenses for these specimens expiring, and considering the recent attendance patterns, management determined the best option was to return the specimens to their owner, as the license agreements ended, and cease operating these exhibits. Based on this analysis and the impact that self-operated Bodies exhibitions had on the Company's results of operations through the third quarter of fiscal 2011, in January 2011 the Company announced its intentions to exit the self-operated Bodies exhibitions business. Going forward, the Company will focus on touring Bodies, as well as the Titanic exhibitions and new content, primarily with promoters and museums. As a result of returning specimens, the Company has significantly reduced its fixed operating lease costs. The Company's remaining specimens available to tour have significantly lower costs. In connection with the reduction in Bodies touring capacity, the Company also embarked upon an aggressive reduction in general and administrative expenses.

Key Exhibitions

"Titanic: The Artifact Exhibition"

Our wholly-owned subsidiary, RMST, operates our Titanic exhibitions, and for fiscal 2012 and fiscal 2011 approximately 44.1% and 39% of our revenue was derived from Titanic exhibitions, respectively. RMST is currently the only company permitted by law to recover objects from the wreck of the Titanic. We have obtained oceanic material and scientific data available in various forms, including still photography, videotape and artifacts from the wreck site and utilize this data and the artifacts for historical verification, scientific education and public awareness. By featuring the artifacts recovered from the wreck site, our exhibitions tell the Titanic's story from construction through her sinking and discovery as well as the Company's efforts to preserve the wreck site and conserve recovered artifacts. The artifacts are placed in historically correct re-créations of the significant rooms onboard the ship and are illuminated by moving stories of her passengers and crew. Approximately 22 million visitors have attended our Titanic exhibitions at venues throughout the world, including in the United States ("U.S."), Canada, Czech Republic, Germany, Norway, France, Greece, Japan, Switzerland, Chile, Argentina, China, Mexico, Hungary, South Korea, Spain, Brazil, the United Kingdom and Australia.

"Titanic: The Experience"

Consistent with the Company's desire to increase its number of permanent exhibitions, on October 17, 2011 the Company purchased the assets of a Titanic-themed exhibition (*Titanic: The Experience or "TTE"*) in Orlando, Florida and for fiscal year 2012 approximately 1.4% of our revenue was derived from Titanic: The Experience. The Company has supplemented the current exhibition with authentic Titanic artifacts from our existing collections and also by including assets generated during the 2010 Titanic expedition such as 3D video exhibitry. In addition, this exhibition has increased the Company's penetration into the Orlando market for merchandise sales.

"Bodies...The Exhibition" and "Bodies Revealed"

For fiscal 2012 and fiscal 2011, approximately 49.1% and 59% of our revenue was derived from human anatomy exhibitions, respectively. We presently have the right to display multiple human anatomy sets, each of which contains a collection of whole human body specimens plus single human organs and body parts, which are known as "Bodies Revealed," and "Bodies...The Exhibition." We secured the rights to produce these two versions of human anatomy exhibitions through separate exhibition agreements.

These specimens are assembled into anatomy-based educational exhibitions featuring preserved human bodies, organs and body parts to offer the public an opportunity to view the intricacies and complexities of the human body. The exhibitions include displays of dissected human bodies which are permanently preserved through a process called polymer preservation, also known as plastination. The bodies are drained of all fat and fluids, which are replaced with polymers, such as silicone rubber, epoxy and polyester. This preserves the flesh and maintains its natural look. Skin from the bodies is removed, or partially removed, to reveal musculoskeletal, nervous, circulatory, reproductive and digestive systems. The full body specimens are complemented by presentation cases of related individual organs and body parts, both healthy and diseased, that provide a detailed view into the elements that comprise each system of the body. Using more than 200 specimens, each exhibition follows a systems-based approach to human anatomy which examines the skeletal, muscular, nervous, digestive, respiratory, circulatory, urinary, integumentary (skin, sweat glands, hair, and nails), and reproductive systems.

Our full-body specimens and individual organs were obtained through plastination facilities mostly in China. The full body specimens are persons who lived in China and died from natural causes. Most of the bodies were unclaimed at death, and were ultimately delivered to medical schools for education and research. Where known, information about the identities, medical history and causes of death is kept strictly confidential. China has a large and highly competent group of anatomists and dissectors, who are essential to properly preparing these specimens for exhibition and educational purposes. In a number of cases, our medical director has been able to identify medical problems that were present in certain organs and, where appropriate, those organs were clearly labeled in the exhibitions. For example, an emphysema-diseased lung is displayed and identified, giving the visitors a visual understanding of the effects of the disease.

"Dialog in the Dark"

In 2008, we further expanded our exhibition portfolio when we entered into a long-term license agreement to present an exhibition series entitled "Dialog in the Dark." Our "Dialog in the Dark" exhibitions are intended to provide visitors with an opportunity to experience the paradox of learning to "see" without the use of sight. Visitors are escorted through a series of galleries immersed in total darkness and challenged to perform tasks without the use of their vision. As of February 29, 2012 we had the ability to present two "Dialog in the Dark" exhibitions. During fiscal year 2012 and fiscal 2011 approximately 5.4% and 2% of our revenue was derived from this exhibition, respectively.

In February 2012 the Company decided to close its Atlanta, Georgia "Dialog in the Dark" exhibition effective March 6, 2012, which resulted in an impairment charge of $60 thousand for exhibition licenses and $282 thousand of property and equipment related to our "Dialog in the Dark" exhibitions as these assets were determined to no longer be of use to the Company. In addition, as part of our annual impairment testing of long-lived assets it was determined that the property and equipment related to our New York City "Dialog in the Dark" exhibition were impaired resulting in an impairment charge of $648 thousand. The total impairment charge of $990 thousand related to "Dialog in the Dark" is included in Impairment of intangibles and property and equipment on the Consolidated Statement of Operations for the fiscal year ended February 29, 2012. At this time the Company has not determined the future plans for its "Dialog in the Dark" exhibition.

On April 20, 2012, we expanded our exhibition portfolio through the purchase of the exhibition business of AEI which gave us the rights to present the following four exhibitions:

"Tutankhamun and the Golden Age of the Pharaohs"

For the first time in a generation, King Tut's treasures are under license from Egypt's Supreme Council of Antiquities and are drawing record-breaking crowds at museums around the world. The exhibition includes an array of possessions unearthed from Tutankhamun's tomb, including King Tut's golden canopic coffinette and the crown found on his head when the tomb was discovered. Attendees learn about the extraordinary discovery of King Tut's tomb and the belief and burial processes of Ancient Egypt, and view results from the latest scientific testing conducted on King Tut's mummy and what it is telling researchers about his life and death. More than seven million visitors have attended the exhibition to date.

"Cleopatra: The Exhibition"

The world of Cleopatra, lost to the sea and sand for nearly 2,000 years, surfaces in *Cleopatra: The Exhibition*. Never-before-seen artifacts and multi-media atmospheres give visitors a front-row seat in the riveting present-day quest for Cleopatra VII, which extends from the sands of Egypt to the depths of the Mediterranean Sea. More than 150 artifacts from Cleopatra's world represent facets of her elusive history, from her family to the places she lived, walked and worshiped. These artifacts are on view in the U.S. for the first time, bringing with them new insights into the tragedies and triumphs of one of the most remarkable and intriguing leaders in history.

"Real Pirates"

Real Pirates tells the compelling story of the Whydah, the first authenticated pirate shipwreck in U.S. waters, and the stories of the diverse people whose lives converged on the vessel. Sunk in a fierce storm off the coast of Cape Cod, Massachusetts in April 1717, the Whydah was located in 1984 by underwater explorer Barry Clifford, who had been fascinated with finding the ship since tales from his youth. Many before him tried and failed, and only after decades of tireless searching did Clifford discover the wreck site, which he's still actively excavating today.

The exhibition features more than 200 authentic items recovered from the Whydah – real treasure last touched by real pirates. Ranging from canons and coins and from the massive ship's bell to personal items that the pirates wore, visitors are given an unprecedented glimpse into unique economic, political and social circumstances of the early 18th-century Caribbean.

America I AM: The African American Imprint

Presented in partnership with broadcaster Tavis Smiley, this unprecedented traveling museum exhibition celebrates the extraordinary impact of African Americans on our nation and the world. From the first Africans who arrived in Jamestown to the nation's first black president, this award-winning exhibition takes visitors from all walks of life on an emotional journey through history. Spanning 500 years, the exhibition includes artifacts, documents, multimedia, photos and music that have helped shape the nation and the way we live today.

Discontinued Exhibitions

Playboy

On May 20, 2008 the Company entered into a License Agreement (the "Agreement") with Playboy Enterprises International, Inc. ("Playboy") for the right to present and promote new exhibitions related to the Playboy brand. We paid a $250 thousand license fee advance to Playboy under this agreement in May 2008, and agreed to pay certain additional advances through the five year term of the agreement. The Company and S2BN Entertainment Corporation ("S2BN") entered into a joint venture agreement on May 14, 2010 and agreed to jointly develop, design, and produce a Playboy exhibit. S2BN agreed to reimburse 50 percent of the enumerated costs incurred related to the initial exhibit concept. During fiscal 2011, we amended our May 2008 agreement to revise the payment due dates for $300 thousand of license fee advances due for each of calendar years 2010 and 2011 and to establish a $300 thousand license fee advance payable for each of calendar years 2013 and 2014, subject to a unilateral termination right to which the Company was entitled. The unilateral termination right required the Company to pay a $300 thousand termination fee unless the termination right was exercised on or prior to August 31, 2011, in which case the Company was entitled to apply the 2011 license fee advance of $300 thousand to the termination fee that would otherwise be payable.

On August 25, 2011, the Company notified Playboy that the joint venture was terminating the Agreement pursuant to the unilateral termination right the Company had negotiated, which resulted in the automatic waiver of the $300 thousand termination fee otherwise payable if the termination was effected prior to the end of August, 2011. While the Agreement provided that the joint venture would still owe Playboy a final license fee installment of $150 thousand despite any such termination, the Company and S2BN also contended that Playboy had previously breached the License Agreement, and the joint venture accordingly reserved its rights to pursue all remedies and damages (and accordingly withheld such final license fee installment to cover a portion of those damages sustained by us). Due to the termination of the agreement with Playboy, the Company recorded an impairment charge of $217 thousand for Playboy licenses, net of accumulated amortization. The Company also recorded an impairment charge of $141 thousand for construction in progress, comprised of expenses incurred in the creation of the Playboy exhibit. The total impairment charge of $358 thousand related to Playboy is included in Impairment of intangibles and property and equipment on the Consolidated Statement of Operations for the fiscal year ended February 29, 2012.

Due to the termination of the Agreement and the related impairments, S2BN's investment in the joint venture through its payment of 50 percent of the costs of the potential exhibit was fully impaired in the second quarter of fiscal 2012. An impairment charge of $197 thousand is reflected in Net loss attributable to non-controlling interest on the Consolidated Statements of Operations for the fiscal year ended February 29, 2012.

Co-Promotion Agreements

The Company is party to a co-promotion agreement with S2BN Entertainment Corporation ("S2BN") to present certain "Bodies" touring exhibitions. S2BN is successor in interest to Live Nation, Inc. ("Live Nation") and CPI Entertainment Rights Inc. ("CPI"), each of which entered into co-promotion agreements with the Company in 2007.

Pursuant to the co-promotion agreements, S2BN was granted the exclusive right to jointly present along with the Company twenty (20) "Bodies" exhibitions anywhere in the world except for North America, Buenos Aires, Argentina, Santiago, Chile and Madrid, Spain and two (2) "Bodies" exhibitions in Europe. In an amendment to the agreement originally entered with CPI, the Company and S2BN agreed that instead of the two exhibitions originally contemplated to be presented in Europe, S2BN would instead be entitled to co-present with the Company a single exhibition in a city in the United States, which has since been fulfilled. S2BN retained a right under the amendment to present two exhibitions in Europe, provided that it shall pay the Company an additional $500 thousand non-refundable License Fee (upon opening) for each exhibition. As previously reported and provided for in the Company's financial statements, the Company received a total of $12.0 million in prior periods as consideration under the co-promotion agreements. The majority of these exhibitions have already been presented, thereby fulfilling many obligations of the Company.

In a September 25, 2009 amendment of the agreement originally entered with Live Nation, the Company finalized our current co-promotion arrangement with S2BN (the "September 2009 Amendment"), and restated substantially the same financial terms for settling the remaining exhibitions to be co-promoted and also provided that:

- We obtained sole possession of and operating rights to the New York Bodies exhibition, and retain 100% of the revenue and profits from that exhibition.
- We have rights to present five human anatomy exhibitions in the European, Asian and other territories previously reserved exclusively for S2BN.

S2BN continues to utilize certain Bodies specimen sets and to book the remaining exhibitions to which it is entitled under the September 2009 Amendment. The Amendment's restated financial terms provide that revenue from each of the remaining exhibitions will be allocated as follows (subject to certain provisions for cumulating the settlements for such remaining exhibitions): revenue is first used to reimburse the parties for their recoupable expenses; thereafter, the next $700 thousand of revenue are split in a percentage ratio favoring S2BN and finally, all remaining revenues are split in a percentage ratio favoring the Company.

Results of Operations

An analysis of our consolidated statements of operations for fiscal 2012 and fiscal 2011, with percent changes for 2012 vs. 2011 follows:

	Analysis of Consolidated Statements of Operations		
			Percent Change
	2012	2011	2012 vs. 2011
	(In thousands except percentages and per share data)		
Revenue	$ 31,710	$ 44,751	(29.1)%
Cost of revenue (exclusive of depreciation and amortization)	17,264	33,459	(48.4)%
Gross profit	14,446	11,292	27.9%
Gross profit as a percent of revenue	45.6%	25.2%	
Operating expenses	20,267	24,293	(16.6)%
Loss from operations	(5,821)	(13,001)	(55.2)%
Other income and (expenses)	(23)	26	(188.5)%
Loss before income tax	(5,844)	(12,975)	(55.0)%
Income tax (expense)/benefit	(176)	297	(159.3)%
Effective tax rate	-3.0%	2.3%	
Net loss	(6,020)	(12,678)	(52.5)%
Less: Net loss attributable to non-controlling interests	(239)	(206)	16.0%
Net loss attributable to the shareholders' of Premier	$ (5,781)	$ (12,472)	(53.6)%
Net loss per share			
Basic loss per share	$ (0.12)	$ (0.27)	
Diluted net loss per share	$ (0.12)	$ (0.27)	

Revenue. During the year ended February 29, 2012 revenue decreased by $13.0 million or 29.1% compared to prior year. The following table illustrates revenue for fiscal 2012 and fiscal 2011.

	Revenue (in thousands)	
	2012	2011
Exhibition Revenue		
Admissions revenue	$ 24,601	$ 36,483
Non-refundable license fees for current exhibitions	3,673	3,688
Total Exhibition revenue	28,274	40,171
Merchandise and Other	3,436	4,330
Film Revenue	—	250
Total Revenue	$ 31,710	$ 44,751
Key Non-financial Measurements		
Number of venues presented	31	41
Operating days	4,755	5,969
Attendance	2,135,258	3,628,263
Average attendance per operating day	449	608
Average ticket price pre-partner splits	$ 16.51	$ 16.38
Average merchandise sold per ticket	$ 1.60	$ 1.19

Exhibition revenue decreased $11.9 million to $28.3 million mainly driven by a decline in the number of venues presented from 41 in fiscal 2011 compared to 31 in fiscal 2012, as reflected in the following table.

	Year Ended February 29, 2012		
	Stationary	Touring	Total
"Bodies...The Exhibition" and "Bodies Revealed"	3	11	14
"Titanic: The Artifact Exhibiton"and "Titanic: The Experience"	2	13	15
"Dialog in the Dark"	2	—	2
Total Exhibitions	7	24	31

	Year Ended February 28, 2011		
	Stationary	Touring	Total
"Bodies...The Exhibition" and "Bodies Revealed"	3	22	25
"Titanic: The Artifact Exhibiton"	1	14	15
"Dialog in the Dark"	1	—	1
Total Exhibitions	5	36	41

During fiscal years ended 2012 and 2011 S2BN under the Co-promotion agreement 2 and 7 of the touring exhibitions related to "Bodies" were promoted by S2BN.

This decrease in exhibitions and attendance was largely related to the decision to close many of the Company's touring self-run Bodies exhibitions in late fiscal 2011 and the first quarter of fiscal 2012. With fewer exhibitions presented the Company experienced a 39% decline in attendance from 3.6 million in fiscal 2011 to 2.2 million in fiscal 2012. Revenue from self-run exhibitions was 77% of revenue for fiscal 2012, compared to 84% of revenue for fiscal 2011. Revenue from self-run exhibits was comprised of 91% stationary exhibits in fiscal 2012, as compared to 61% stationary exhibits and 39% touring exhibits for fiscal 2011.

Merchandise and other revenue declined by $0.9 million or 20.6% for the year ended February 29, 2012, reflecting the decline in the number of venues presented and lower attendance as compared to the same period of prior year.

The $250 thousand decrease in film revenue is due to $250 thousand in revenue generated from the license of the 2D footage from the 2010 expedition to the Titanic wreck site during fiscal 2011 for the History Channel Documentary that was not repeated in fiscal 2012.

Cost of Revenue. During fiscal year 2012 cost of revenue as a percent of revenue was 54.4% and as compared to 74.8%, for fiscal 2011, respectively, as reflected in the following table.

	Cost of Revenue (in thousands, except percentages)		
	2012	2011	Percent 2012 vs. 2011
Exhibition costs			
Production	$ 978	$ 4,958	(80.3)%
Operating Expenses	10,463	16,913	(38.1)%
Marketing	4,440	10,244	(56.7)%
	15,881	32,115	(50.5)%
Exhibition expense as percent of exhibition revenue	56.2%	79.9%	
Cost of merchandise	1,383	1,319	4.9%
Cost of merchandise as percent of merchandise revenue	40.3%	30.5%	
Film costs	—	25	(100.0)%
Film costs as percent of film revenue	0.0%	10.0%	
Total	$ 17,264	$ 33,459	(48.4)%
Percent of total revenue	54.4%	74.8%	

Our exhibition costs of $15.9 million, decreased 50.5% or $16.2 million compared to the prior year, due to the closure of certain of the Company's touring Bodies self-run exhibitions. As these exhibitions were closed, costs that the Company bore for production, marketing and operating expenses were significantly reduced. Also contributing to the decline in exhibition expense was our aggressive cost containment strategy for our remaining self-run exhibitions.

Cost of merchandise as a percent of merchandise revenue increased from 30.5% in fiscal 2011 to 40.3% in fiscal 2012 primarily due to the $0.9 million decline in merchandise sales, which was driven by fewer exhibitions and correspondingly lower attendance.

Film costs decreased by $25 thousand due to commissions paid on the collection of film revenue in fiscal 2011 that was not repeated in fiscal 2012.

Gross Profit. During the year ended February 29, 2012, our total gross profit increased by $3.2 million or 27.9%, mainly due to an increase in exhibition gross profit of $4.3 million, partially offset by the decline in merchandise gross profit of $1.0 million and a decrease in film gross profit of $0.2 million. The increase in exhibition gross profit is primarily due to lower exhibition costs of $16.2 million, mainly driven by the closure of many of the Company's touring Bodies self-run exhibitions in late fiscal 2011 and early fiscal 2012, coupled with the Company's cost reduction strategy for its remaining self-run exhibitions implemented in late fiscal 2011. By implementing aggressive cost containment efforts we were able to reduce exhibition costs by 50.5%, offsetting the 29.6% decline in exhibition revenue. Merchandise gross profit declined mainly due to the decrease in shows in fiscal 2012. However, our merchandise sales per ticket increase from $1.19 to $1.60 per ticket.

Operating Expenses. Operating expense decreased by 16.6% in fiscal 2012 compared to fiscal 2011. The following table illustrates operating expenses and percentage changes for fiscal 2012 vs. fiscal 2011:

	Operating expenses (in thousands, except percentage data)		
			Percent Change
	2012	2011	2012 vs. 2011
General and administrative	$13,958	$ 19,214	(27.4)%
Depreciation and amortization	3,922	5,053	(22.4)%
Net loss on disposal of assets	256	26	884.6 %
Impairment of intangibles and property and equipment	1,348	—	100.0 %
Litigation settlement	783	—	100.0 %
Total	$20,267	$ 24,293	(16.6)%

General and administrative. General and administrative ("G&A") expense decreased by $5.3 million, as reflected in the following table:

	2012	2011	Increase (decrease)
Exhibition expense	$ 653	$ 1,136	$ (483)
Artifact expense	766	589	177
Compensation	5,819	7,125	(1,306)
Employee benefits	280	436	(156)
Insurance	767	826	(59)
Office expense	1,580	1,970	(390)
Travel	480	896	(416)
Professional fees	2,650	4,112	(1,462)
Stock compensation	705	616	89
Bad debt expense	(64)	819	(883)
Other	322	689	(367)
	$13,958	$19,214	$ (5,256)

As reflected by the table above, the significant decreases in G&A expense related to:

- a $1.5 million decline in professional fees, mainly due to a decrease in accounting and consulting fees as part of our cost cutting measures in fiscal year 2012,
- a $1.3 million decrease in compensation expense as a result of our cost cutting measures,
- an $0.9 million decrease in bad debt expense due to better review of customers and tighter control on receivables.

Overall we achieved our target of a $5 million decrease in general and administrative expenses due to our cost cutting measures instituted in fiscal 2011 and 2012.

Depreciation and Amortization. Our depreciation and amortization expense decreased by $1.1 million to $3.9 million. The decrease is primarily attributable to assets that have been fully depreciated or amortized.

Net Gain or Loss From Disposition of Assets. We incurred a loss of $256 thousand in fiscal 2012, mainly due to losses on Titanic exhibitry disposed of in fiscal 2012. In fiscal 2011 we incurred a loss of $26 thousand, mainly due to losses on the sale of two vehicles.

Impairment of Intangibles assets and property and equipment We incurred an impairment of intangible assets and property and equipment of $1.3 million in fiscal year 2012.

On August 25, 2011, the Company notified Playboy that the joint venture was terminating the Agreement pursuant to the unilateral termination right the Company had negotiated, which included the waiver of the $300 thousand termination fee otherwise payable if the termination was effected prior to the end of August, 2011. While the Agreement provided that the joint venture would still owe Playboy a final license fee installment of $150 thousand despite any such termination, the Company and S2BN also contended that Playboy had previously breached the License Agreement, and the joint venture accordingly reserved its rights to pursue all remedies and damages (which would include withholding any such final license fee installment). Due to the termination of the agreement with Playboy, the Company recorded an impairment charge of $217 thousand for Playboy licenses, net of accumulated amortization. The Company also recorded an impairment charge of $141 thousand for construction in progress, comprised of expenses incurred in the creation of the Playboy exhibit. The total impairment charge of $358 thousand related to Playboy is included in Impairment of intangibles and property and equipment on the Consolidated Statement of Operations for the fiscal year ended February 29, 2012.

In February 2012 the Company decided to close its Atlanta, Georgia "Dialog in the Dark" exhibition effective March 6, 2012, which resulted in an impairment charge of $60 thousand for exhibition licenses and $282 thousand of property and equipment related our "Dialog in the Dark" exhibitions as these assets were determined to no longer be of use to the Company. In addition, as part of our annual impairment testing of long-lived assets it was determined that the property and equipment related to our New York City "Dialog in the Dark" exhibition were impaired resulting in an impairment charge of $648 thousand. The total impairment charge of $990 thousand related to "Dialog in the Dark" is included in Impairment of intangibles and property and equipment on the Consolidated Statement of Operations for the fiscal year ended February 29, 2012. At this time the Company has not determined the future plans for its "Dialog in the Dark" exhibition.

Litigation Settlement. On August 16, 2011, we entered in to an agreement to fully settle all claims of Sports Immortals, Inc. against the Company. The agreement called for a cash payment of $950 thousand. As we had previously accrued $167 thousand for this legal action in fiscal 2010, we recorded an additional $783 thousand of expense in fiscal 2012.

Loss from Operations Loss from operations decreased by $7.2 million in fiscal 2012 compared to fiscal 2011 primarily due to improved gross profit percentages and decreases in our general and administrative expenses of $5.3 million and depreciation expense of $1.1 million. These improvements were partially offset by a $1.3 million in impairment of intangibles and property and equipment and a $0.8 million legal settlement in fiscal year end 2012.

Other Income and Expense. In fiscal 2012, other expense totaled $23 thousand, primarily comprised of $33 thousand in interest expense. During fiscal 2011, other income totaled $26 thousand, primarily composed of $23 thousand in interest income.

Income tax (expense)/benefit. Our provision for income tax expense for the year ended February 29, 2012 was $176 thousand compared to a $297 thousand benefit for the year ended February 28, 2011. The provision for income taxes for the year ended February 29, 2012 mainly related to foreign tax expense for our London and Singapore Titanic exhibitions. The Company currently has operating losses that are being carried forward and offset most of its current taxable income for U.S. federal income tax purposes. The benefit for income taxes for the year ended February 28, 2011 was primarily due to the release of the liability for uncertain tax positions, net of the deferred tax impact, as a result of the conclusion of IRS examinations, as well as beneficial adjustments for an amended state return, partially offset by taxes in states where we do not have the benefit of net operating loss carry forwards.

Net loss attributable to non-controlling interest. The consolidated joint venture generated a loss of $239 thousand for the fiscal year 2012 as compared to a loss of $206 thousand for the same period last year. The current year loss is mainly due to the $197 thousand impact of the impairment of the Playboy license fee advances and expenses incurred in the development of the Playboy exhibit, due to the termination of the License Agreement with Playboy in the second quarter of fiscal 2012.

Net Loss. Our net loss before income taxes decreased by $7.1 million from prior year. We had a tax expense of $176 thousand for fiscal year 2012 and $297 thousand income tax benefit for fiscal 2011, with an effective tax rate of 3% in fiscal 2012 and (2.3%) in fiscal 2011. Differences between this effective rate and the statutory tax rate are primarily due to changes in our deferred tax valuation allowance. Our net loss, after benefit from income taxes and a reduction for the loss from non-controlling interest, decreased by $6.7 million.

Net loss per share. Basic and fully diluted loss per common share for fiscal 2012 and fiscal 2011 was $(0.12) and $(0.27), respectively. The basic and fully diluted weighted average shares outstanding for each of fiscal 2012 and 2011 47,418,894 were and 46,943,269, respectively.

Fiscal 2012 as Compared to Fiscal 2011 – Segment results

Exhibition Management

An analysis of operations for our Exhibition Management segment for fiscal 2012 and fiscal 2011, with percent changes for 2012 vs. 2011 follows:

	Year Ended		
	February 29, 2012	February 28, 2011	% Change
	(In thousands except percentages)		
Revenue	$ 31,710	$ 44,751	(29.1)%
Cost of revenue (exclusive of depreciation and amortization)	18,704	34,949	(46.5)%
Gross profit	13,006	9,802	32.7%
Gross profit as a percent of revenue	41.0%	21.9%	
Operating expenses	18,648	22,637	(17.6)%
Loss from operations	(5,642)	(12,835)	(56.0)%
Other income (expense)	(23)	26	(188.5)%
Loss before income tax	(5,665)	(12,809)	(55.8)%
Income tax (expense)/benefit	(176)	297	(159.3)%
Effective tax rate	3.1%	-2.3%	
Net loss	(5,841)	(12,512)	(53.3)%
Less: Net loss attributable to non-controlling interest	(239)	(206)	16.0%
Net loss attributable to the shareholders of Premier	$ (5,602)	$ (12,306)	(54.5)%

During the year ended February 29, 2012 revenue decreased by $13.0 million or 29.1% compared to prior year. The following table illustrates revenue for fiscal 2012 and fiscal 2011.

	Revenue (in thousands)	
	February 29, 2012	February 28, 2011
Exhibition Revenue		
Admissions revenue	$ 24,601	$ 36,483
Non-refundable license fees for current exhibitions	3,673	3,688
Total Exibition revenue	28,274	40,171
Merchandise and Other	3,436	4,330
Film Revenue	—	250
Total Revenue	$ 31,710	$ 44,751
Key Non-financial Measurements		
Number of venues presented	31	41
Operating days	4,754	5,969
Attendance (in thousands)	2,135,258	3,628,263
Average attendance per operating day	449	608
Average ticket price pre-partner splits	$ 16.51	$ 16.38
Average merchandise sold per ticket	$ 1.60	$ 1.19

Exhibition revenue decreased $11.9 million to $28.3 million mainly driven by a decline in the number of venues presented from 41 in fiscal 2012 compared to 31 in fiscal 2012, as reflected in the following table.

	Year Ended February 29, 2012		
	Stationary	Touring	Total
"Bodies...The Exhibition" and "Bodies Revealed"	3	11	14
"Titanic: The Artifact Exhibiton" and "Titanic: The Experience"	2	13	15
"Dialog in the Dark"	2	—	2
Total Exhibitions	7	24	31

	Year Ended February 28, 2011		
	Stationary	Touring	Total
"Bodies...The Exhibition" and "Bodies Revealed"	3	22	25
"Titanic: The Artifact Exhibiton"	1	14	15
"Dialog in the Dark"	1	—	1
Total Exhibitions	5	36	41

During fiscal years ended 2012 and 2011 S2BN under the Co-promotion agreement 2 and 7 of the touring exhibitions related to "Bodies" were promoted by S2BN.

Cost of Revenue. During fiscal year 2012 cost of revenue as a percent of revenue was 59.0% and as compared to 78.1%, for fiscal 2011, respectively, as reflected in the following table.

	February 29, 2012	February 28, 2011	2012 vs. 2011
Exhibition costs			
Production	$ 978	$ 4,958	(80.3)%
Operating Expenses	11,903	18,403	(35.3)%
Marketing	4,440	10,244	(56.7)%
	17,321	33,605	(48.5)%
Exhibition expense as percent of exhibition revenue	61.3%	83.7%	
Cost of merchandise	1,383	1,319	4.9%
Cost of merchandise as percent of merchandise revenue	40.2%	30.5%	
Film costs	—	25	(100.0)%
Film costs as percent of film revenue	0.0%	10.0%	
Total	$ 18,704	$ 34,949	(46.5)%
Cost of revenue as a percent of total revenue	59.0%	78.1%	

Gross Profit. During the year ended February 29, 2012, our total gross profit increased by $3.2 million or 32.7%, mainly due to an increase in exhibition gross profit of $4.4 million, partially offset by the decline in merchandise gross profit of $1.0 million and a decrease in film gross profit of $0.2 million. The increase in exhibition gross profit is primarily due to lower exhibition costs of $16.2 million, mainly driven by the closure of many of the Company's touring Bodies self-run exhibitions in late fiscal 2011 and early fiscal 2012, coupled with the Company's cost reduction strategy for its remaining self-run exhibitions implemented in late fiscal 2011. By implementing aggressive cost containment efforts we were able to reduce exhibition costs by 48.5%, offsetting the 29.6% decline in exhibition revenue. Merchandise gross profit declined mainly due to the decrease in shows in fiscal 2012. However, our merchandise sales per ticket increase from $1.19 to $1.60 per ticket.

Operating Expenses. Operating expense decreased by 17.6% in fiscal 2012 compared to fiscal 2011. The following table illustrates operating expenses and percentage changes for fiscal 2012 vs. fiscal 2011:

	2012	2011	Percent Change 2012 vs. 2011
General and administrative	$ 12,444	$ 17,611	(29.3)%
Depreciation and amortization	3,817	5,000	(23.7)%
Net loss on disposal of assets	256	26	884.6%
Impairment of intangibles and property and equipment	1,348	—	100.0%
Litigation Settlement	783	—	100.0%
Total	$ 18,648	$ 22,637	(17.6)%

General and Administrative Expense. General and administrative expenses decreased by 29.3% in fiscal 2012 compared to fiscal 2011. The significant changes in general and administrative expenses related to:

- a $1.5 million decline in professional fees, mainly due to a decrease in accounting and consulting fees as part of our cost cutting measures in fiscal year 2012,
- a $1.3 million decrease in compensation expense as a result of our cost cutting measures,
- an $0.9 million decrease in bad debt expense due to better review of customers and tighter control on receivables.

Overall general and administrative expenses decreased due to our cost cutting measures instituted in fiscal 2011 and 2012.

Depreciation and Amortization Our depreciation and amortization expense decreased by $1.2 million to $3.8 million. The decrease is primarily attributable to assets that have been fully depreciated or amortized.

Net Gain or Loss From Disposition of Assets. We incurred a loss of $256 thousand in fiscal 2012, mainly due to losses on Titanic exhibitry disposed of in fiscal 2012. In fiscal 2011 incurred a loss of $26 thousand in fiscal 2011, mainly due to losses on the sale of two vehicles in fiscal 2011

Impairment of Intangibles assets and property and equipment. We incurred an impairment of intangible assets and property and equipment of $1.3 million in fiscal year 2012.

On August 25, 2011, the Company notified Playboy that the joint venture was terminating the Agreement pursuant to the unilateral termination right the Company had negotiated, which included the waiver of the $300 thousand termination fee otherwise payable if the termination was effected prior to the end of August, 2011. While the Agreement provided that the joint venture would still owe Playboy a final license fee installment of $150 thousand despite any such termination, the Company and S2BN also contended that Playboy had previously breached the License Agreement, and the joint venture accordingly reserved its rights to pursue all remedies and damages (which would include withholding any such final license fee installment). Due to the termination of the agreement with Playboy, the Company recorded an impairment charge of $217 thousand for Playboy licenses, net of accumulated amortization. The Company also recorded an impairment charge of $141 thousand for construction in progress, comprised of expenses incurred in the creation of the Playboy exhibit. The total impairment charge of $358 thousand related to Playboy is included in Impairment of intangibles and property and equipment on the Consolidated Statement of Operations for the fiscal year ended February 29, 2012.

In February 2012 the Company decided to close its Atlanta, Georgia "Dialog in the Dark" exhibition effective March 6, 2012, which resulted in an impairment charge of $60 thousand for exhibition licenses and $282 thousand of property and equipment related to our "Dialog in the Dark" exhibitions as these assets were determined to no longer be of use to the Company. In addition, as part of our annual impairment testing of long-lived assets it was determined that the property and equipment related to our New York City "Dialog in the Dark" exhibition were impaired resulting in an impairment charge of $648 thousand. The total impairment charge of $990 thousand related to "Dialog in the Dark" is included in Impairment of intangibles and property and equipment on the Consolidated Statement of Operations for the fiscal year ended February 29, 2012. At this time the Company has not determined the future plans for its "Dialog in the Dark" exhibition.

Litigation Settlement. On August 16, 2011, we entered in to an agreement to fully settle all claims of Sports Immortals against the Company. The agreement called for a cash payment of $950 thousand. As we had previously accrued $167 thousand for this legal action in fiscal 2010, we recorded an additional $783 thousand of expense in of fiscal 2012.

Loss from Operations. Loss from operations decreased by $7.2 million in fiscal 2012 compared to fiscal 2011 primarily due to improved gross profit percentages and decreases in our general and administrative expenses of $5.3 million and depreciation expense of $1.2 million. These improvements were partially offset by a $1.3 million in impairment of intangibles and property and equipment and a $0.8 million legal settlement in fiscal year end 2012.

Other Income and Expense. In fiscal 2012, other expense totaled $23 thousand, primarily comprised of $33 thousand in interest expense. During fiscal 2011, other income totaled $26 thousand, primarily composed of $23 thousand in interest income.

Income tax (expense)/benefit. Our provision for income tax expense for the year ended February 29, 2012 was $176 thousand compared to a $297 thousand benefit for the year ended February 28, 2011. The provision for income taxes for the year ended February 29, 2012 mainly related to foreign tax expense for our London and Singapore Titanic exhibitions. The Company currently has operating losses that are being carried forward and offset most of its current taxable income for U.S. federal income tax purposes. The benefit for income taxes for the year ended February 28, 2011 was primarily due to the release of the liability for uncertain tax positions, net of the deferred tax impact, as a result of the conclusion of IRS examinations, as well as beneficial adjustments for an amended state return, partially offset by taxes in states where we do not have the benefit of net operating loss carry forwards.

Net loss attributable to non-controlling interest. The consolidated joint venture generated a loss of $239 thousand for the fiscal year 2012 as compared to a loss of $206 thousand for the same period last year. The current year loss is mainly due to the $197 thousand impact of the impairment of the Playboy license fee advances and expenses incurred in the development of the Playboy exhibit, due to the termination of the License Agreement with Playboy in the second quarter of fiscal 2012.

Net Loss. Our net loss before income taxes decreased by $7.1 million from prior year. We had a tax expense of $176 thousand for fiscal year 2012 and $297 thousand income tax benefit for fiscal 2011, with an effective tax rate of 3% in fiscal 2012 and (2.3%) in fiscal 2011. Differences between this effective rate and the statutory tax rate are primarily due to changes in our deferred tax valuation allowance. Our net loss, after benefit from income taxes and a reduction for the loss from non-controlling interest, decreased by $6.7 million.

RMS Titanic

An analysis of operations for our RMS Titanic segment for fiscal 2012 and fiscal 2011, with percent changes for 2012 vs. 2011 follows:

	Year Ended,		% Change
	February 29, 2012	February 28, 2011	
	(In thousands except percentages)		
Revenue	$ 1,440	$ 1,490	(3.4)%
Cost of revenue (exclusive of depreciation and amortization)	—	—	— %
Gross profit	1,440	1,490	(3.4)%
Gross profit as a percent of revenue	100.0%	100.0%	
Operating expenses	1,619	1,656	(2.2)%
Net loss attributable to the shareholders of Premier	$ (179)	$ (166)	7.8%

Revenue. During the year ended February 29, 2012 total revenue decreased by $50 thousand or 3.4% to $1.4 million compared to prior year, due to the decrease in revenues from Titanic exhibitions. PEM pays RMST a royalty fee for the use of Titanic artifacts in its exhibits. The royalty fee is calculated based on 10% of revenues generated from Titanic exhibitions. As Titanic exhibition revenues decreased from $14.9 million to $14.4 million, royalty revenue decreased accordingly.

Gross Profit. Gross profits decreased by 3.4% based upon the change in revenue discussed above.

Operating Expenses. Operating expenses for the year ended decreased slightly from the prior year. This is due mainly to lower cost for certain accounting, executive, legal and conservation items offset partially by the $52 thousand increase in depreciation on assets generated from the 2010 expedition.

Net Loss Net loss increased by $13 thousand or 7.8% due to lower revenue of $50 thousand and partially offset by the $37 thousand decrease in operating expenses as discussed above.

Liquidity and Capital Resources

__Liquidity__

Cash flows from operating activities

Net cash used by operating activities was $0.8 million for fiscal 2012 as compared to $2.5 million for fiscal 2011. This decrease in operating cash flows used for fiscal 2012 as compared to operating cash flows for fiscal 2011 is primarily attributable a $6.7 million decrease in our net loss partially offset by a $2.7 million decrease in income tax receivable, a $1.5 million decrease in accounts payable and accrued liabilities and a $1.2 million decrease in income taxes payable.

We currently do not have access to a revolving credit facility. As of April 30, 2012 our cash balance was $4.3 million. During fiscal 2012, the Company entered into an agreement with Lincoln Park Capital Fund, LLC, whereby the Company may access additional funds for working capital or other initiatives. This agreement is discussed in further detail under "Capital Resources" below. During the year ended February 29, 2012 we sold 275,000 shares to Lincoln Park Capital, LLC ("LPC") at an average price of $2.31, and have also issued 158,632 shares as commitment shares under the Purchase Agreement. The Company believes that its existing cash balances and funds available under the agreement with Lincoln Park Capital Fund, LLC are sufficient to fund operations for the next twelve months. While the Company has undertaken efforts to reduce expenses we may not be able to make capital investments needed to improve existing exhibits and/or develop new exhibits without access to additional funds.

Cash flows from investing activities

For fiscal 2012, we used $0.9 million for investing activities as compared to $3.9 million for fiscal 2011. Cash used in investing activities of $1.2 million for fiscal 2012 was used to purchase property and equipment and $262 thousand related to the 2010 expedition to the Titanic wreck site. These uses were partially offset by the redemption of certificates of deposit of $402 thousand. Cash used in investing activities of $3.9 million for fiscal 2011 is primarily related to capital expenditures of $4.2 million for the 2010 expedition to the Titanic wreck site, $600 thousand used to purchase exhibition licenses, and $2.0 million used to purchase property and equipment, offset by $2.6 million in cash received from the redemption of certificates of deposit and $0.4 million received from a non-controlling interest.

Cash flows from financing activities

For fiscal 2012, cash provided by financing activities was $310 thousand compared to cash used in financing activities of $19 thousand used in financing activities for fiscal 2011. In fiscal 2012, the Company issued stock for $635 thousand which was partially offset by the repayment of notes payable of $297 thousand. In fiscal 2011, the Company purchased treasury stock for $136 thousand, offset partially by $117 thousand received from the exercise of options and warrants. Our shareholders' equity was $15.1 million and $19.6 million at February 29, 2012 and February 28, 2011, respectively.

__Capital Resources__

Purchase and Registration Rights Agreements

On October 31, 2011, the Company and Lincoln Park Capital Fund, LLC ("LPC"), entered into a Purchase Agreement (the "LPC Purchase Agreement") and a Registration Rights Agreement (the "Registration Rights Agreement"), whereby the Company has the right to sell, at its sole discretion, to LPC up to $10 million of the Company's common stock, over a 36-month period (any such shares sold being referred to as the "Purchase Shares"). Under the Registration Rights Agreement, the Company agreed to file a registration statement with the SEC covering the Purchase Shares and the Commitment Shares (as defined below).

The LPC Purchase Agreement and Registration Rights Agreement were entered into following the termination by mutual agreement of previous purchase agreements and registration rights agreements dated May 20, 2011 and October 19, 2011, which provided for a substantially similar financing transaction between the Company and LPC. The October 19, 2011 agreements were terminated in order to enable the parties to reduce the maximum number of shares of the Company's common stock issuable in connection with the proposed financing transaction. The October 19, 2011 agreements replaced a previous purchase agreement and registration rights agreement dated May 20, 2011. The previous agreements were terminated by mutual agreement of the Company and LPC in order to eliminate the ability of the Company to sell Initial Purchase Shares of $1.25 million to LPC on the commencement of the Agreement, and to eliminate warrants that may have been issued under the original agreements if the Company had elected to sell the Initial Purchase Shares.

The registration statement filed pursuant to the Registration Rights Agreement has been declared effective by the SEC. The Company generally now has the right, but not the obligation, over a 36-month period, to direct LPC to periodically purchase the Purchase Shares in specific amounts under certain conditions at the Company's sole discretion. The purchase price for the Purchase Shares will be the lower of (i) the lowest trading price on the date of sale or (ii) the arithmetic average of the three lowest closing sale prices for the common stock during the 12 consecutive business days ending on the business day immediately preceding the purchase date. In no event, however, will the Purchase Shares be sold to LPC below the floor price as defined in the LPC Purchase Agreement.

In consideration for entering into the purchase agreement between the Company and LPC dated May 20, 2011, the Company issued to LPC 149,165 shares of common stock as an initial commitment fee. Under the October 30, 2011 Purchase Agreement, the Company is also required to issue up to 149,165 shares of common stock as commitment shares on a pro rata basis as the Company directs LPC to purchase the Company's shares under the Purchase Agreement. The LPC Purchase Agreement may be terminated by the Company at any time at the Company's discretion without any cost to the Company. The proceeds that may be received by the Company under the LPC Purchase Agreement are expected to be used for general corporate purposes, including working capital.

Under the LPC Purchase Agreement, the Company has agreed that, subject to certain exceptions, it will not, during the term of the LPC Purchase Agreement, effect or enter into an agreement to effect any issuance of common stock or securities convertible into, exercisable for or exchangeable for common stock in a "Variable Rate Transaction," which means a transaction in which the Company:

- issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of common stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of common stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to our business or the market for the common stock; or
- enters into any agreement, including, but not limited to, an equity line of credit, whereby it may sell securities at a future determined price.

The Company has also agreed to indemnify LPC against certain losses resulting from its breach of any of its representations, warranties or covenants under the agreements with LPC.

During the year ended February 29, 2012 we sold 275,000 shares to Lincoln Park Capital, LLC at an average price of $2.31, and have also issued 158,632 shares as commitment shares under the Purchase Agreement.

Contractual Obligations

Lease Arrangements

Specimens

The Company has non-cancelable operating leases for the rental of certain specimens used in its exhibitions. The leases are payable quarterly, have a term of five years and five annual options to extend. During December 2010, the Company evaluated the performance of recently opened touring exhibitions and determined that the weak performance of several of the Bodies self-operated shows in unbranded facilities were well below expectations. Consequently, the Company elected not to renew certain of the leases it held on collections of specimens used in its touring Bodies exhibitions. After these agreements were not extended, at February 28, 2011, the Company had three lease agreements remaining for specimens, with expiration dates of September 2011 and June 2012. During fiscal year ended 2012 another of these agreements was allowed to expire. The Company currently has two lease agreements for specimens with expiration dates in April and June 2013.

Principal Executive Offices

Our principal executive office is located at 3340 Peachtree Road, N.E., Suite 900, Atlanta, Georgia. This space, which consists of 10,715 square feet, is used for management, administration and marketing purposes. The Company entered into a seventh amendment to the lease for its principal executive office space in Atlanta, Georgia effective January 1, 2012. Under this amendment, the square footage leased is reduced to approximately 10,715 square feet and the lease term has been extended for an additional twenty-four months.

Warehouse Space for Artifacts and Other Exhibitry

The Company's lease for warehouse and lab space in Atlanta, Georgia for the conservation, conditioning and storage of artifacts and other exhibitry expired on December 31, 2011. Other storage space has been rented on a month-to-month basis, in various locations, as needed. In order to consolidate storage and reduce related costs, on October 12, 2011 the Company entered into a lease agreement for approximately 48,000 square feet of warehouse and lab space in Atlanta, Georgia. The agreement is for a five year term with two additional options to extend for up to an additional ten years. For security purposes, we do not disclose the location of this property.

Luxor Hotel and Casino – Las Vegas, Nevada

On March 12, 2008, the Company entered into a ten year lease agreement for exhibition space with Ramparts, Inc., owner and operator of The Luxor Hotel and Casino in Las Vegas, Nevada, with an option to extend for up to an additional ten years. This lease includes approximately 36,141 square feet of space within the Luxor Hotel and Casino. We use the space, among other things, to present our "Bodies...The Exhibition" and Titanic exhibitions. The lease commenced with the completion of the design and construction work which related to the opening of our "Bodies...The Exhibition" exhibition in August 2008 and the opening of the Titanic exhibition in December 2008. See discussion in **Note 11. Lease Abandonment** regarding abandonment of a portion of the leased space.

On July 2, 2008, the Company entered into a lease agreement for exhibition space with Atlantic Town Center in Atlanta, Georgia. Until March 6, 2012 we used the space to present our "Bodies...The Exhibition" and our "Dialog in the Dark" exhibitions. This space is currently being used to present our "Bodies...The Exhibition" and our "Titanic: The Artifact Exhibition" exhibitions. The initial lease term was for three years with four one-month renewal options and was scheduled to expire in February 2012. On September 30, 2011, the Company entered into a first amendment to this lease. The first amendment extends the lease term for an additional 16 months, with a two year extension option, and expires January 31, 2013.

Seaport—New York City, New York

On April 7, 2008 the Company entered into a lease agreement for exhibition space with General Growth Properties, Inc. in New York City, New York. We use the space to present our "Bodies...The Exhibition" exhibition and opened a "Dialog in the Dark" exhibition in a portion of the leased space in the summer of 2011. The lease term is for five years, expiring December 31, 2012, with lessor's ability to cancel the lease agreement in calendar years 2011 or 2012 by providing 90 days written notice.

Titanic – "The Experience" – Orlando, Florida

On October 17, 2011 the Company entered into the assignment and second amendment to lease for exhibition space with George F. Eyde Orlando, LLC and Louis J. Eyde Orlando, LLC. We use the space to present our "Titanic – The Experience" exhibition and dinner theatre. The lease term is for five years and expires in September 2016.

Touring Exhibitions

The Company enters into short-term lease agreements for exhibition space for its touring exhibitions. At February 29, 2012, the Company was obligated under a lease agreement for one of its touring exhibits.

Notes Payable

On October 17, 2011 the Company entered into an Asset Purchase Agreement to purchase the assets of a Titanic-themed exhibition (*Titanic: The Experience or "TTE"*) in Orlando, Florida from Worldwide Licensing & Merchandising, Inc. and its shareholder, G. Michael Harris (together, "Worldwide"). Pursuant to the Agreement, the Company purchased the assets of the Orlando exhibition from Worldwide in an installment sale. The Company agreed to pay Worldwide directly a total of $800 thousand over a two-year period, and also agreed to assume rental and other arrearages owed by Worldwide, totaling $720 thousand, which the Company will pay over a four-year period. Based upon an interest rate of 7.6% the net present value of these payments was approximately $1,377,000 as of the date of the transaction.

Contractual Obligations and Commitments

The following table illustrates our contractual obligations and commitments as of February 29, 2012, assuming we do not exercise any of our options to extend (in thousands):

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Specimen fixed rentals	$ 1,700	$ 1,700	$ —	$ —	$ —
Real estate operating leases	27,766	4,950	7,978	7,896	6,942
Notes payable	1,080	505	405	170	—
Equipment leases	115	47	67	1	—
Total	$30,661	$ 7,202	$ 8,450	$ 8,067	$ 6,942

Titanic Artifact Sale Transaction Costs

The Company is party to a Consignment Agreement with Guernsey's auction house to sell the Company's Titanic artifacts and related intellectual property. If and when a transaction is closed, the Company will be required to pay Guernsey's a fee of up to 8% of the sale price if a purchase agreement is entered into within 60 days of the auction deadline, and up to 4% of the sale price if a purchase agreement is entered into thereafter. The actual amount of the commission will depend on the sale price, identity of the purchasing party and the date when the sale is closed. In addition, if and when a transaction to sell the Titanic artifact collection is closed, the Company may be required to pay a Transaction Bonus to Christopher Davino, former President of RMS Titanic, Inc., dependent upon the sale price, identity of the purchasing party and the date when the sale is closed. If a Transaction Bonus is paid to Mr. Davino, it is expected to be in the range of $625 thousand to $5.25 million, as previously disclosed by the Company. In addition, the Company expects to incur other legal, accounting and investment banking expenses if and when a sale of the Titanic artifacts is completed.

Off-Balance Sheet Arrangements

We have no off-balance sheet financial arrangements.

Critical Accounting Policies

The Company has identified the policies below as critical to the business operations and the understanding of the results of operations.

(a) Revenue Recognition

When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting.

The Company recognizes revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable, and (4) the fee is probable of collection. The Company allocates the fees in a multi-element arrangement to each element based on the relative fair value of each element, using vendor-specific objective evidence ("VSOE") of the fair value of each of the elements, if available. VSOE is generally determined based on the price charged when an element is sold separately. In the absence of VSOE of fair value, the fee is allocated among each element based on third-party evidence ("TPE") of fair value, which is determined based on competitor pricing for similar deliverables when sold separately. When the Company is unable to establish fair value using VSOE or TPE, the Company uses estimated selling price ("ESP") to allocate value to each element. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold separately. The Company determines ESP for deliverables by considering multiple factors including, but not limited to, prices it charges for similar offerings, market conditions, competitive landscape and pricing practices.

Deferred revenue includes payments or billings recorded prior to performance and amounts received under multiple element arrangements in which the fair value for the undelivered elements does not exist. In these instances, revenue is recognized when the fair value for the undelivered elements is established or when all contractual elements have been completed and delivered.

During the first quarter of fiscal 2010, the Company entered into an amendment to an existing multiple element agreement with promoters that modified certain of the terms and conditions of the agreement related to geographic territory and license fees. Although these modifications had no impact on revenue recognized in fiscal 2010 or prior periods, the amendments modify our analysis and computation of the fair value of the undelivered elements such that we may not be able to assert that there are no return rights, that delivery of a license has occurred, or that we can continue to support vendor-specific objective evidence for fair value. Accordingly, for certain arrangements we will no longer be able to support the fair value of the undelivered elements in a multiple element arrangement as required by U.S. GAAP. As a result, in the future the Company will no longer recognize payment of non-refundable exhibition license revenue upon execution of an agreement or upon cash collection as a separate deliverable, but rather will defer such amounts until the time that the exhibition occurs, or the allowed time period for such an exhibition has passed and no remaining obligation to host such exhibition exists. This first quarter fiscal 2010 modification had no impact on revenue recognized in prior periods, including non-refundable exhibition license revenue that was recognized.

(i) Exhibition Revenue

The Company recognizes exhibition revenue for exhibits when earned and reasonably estimable. The exhibition agreements may have a fixed fee, may be based on a percentage of gross profit, or a combination of the two. A variable fee arrangement may include a nonrefundable or recoupable guarantee paid in advance or over the exhibition period. The following are the conditions that must be met in order to recognize revenue:

- persuasive evidence of an exhibition arrangement with a customer exists;
- the exhibition is complete and in accordance with the terms of the arrangement;
- the exhibition period of the arrangement has begun and/or the customer can begin its exploitation, exhibition or sale;
- the arrangement fee is fixed or determinable; and
- collection of the arrangement fee is reasonably assured.

If all of the conditions as outlined above are not met, revenue is recorded as deferred revenue until all conditions are met.

Exhibition Revenue is primarily comprised of the following: Admissions, Licensing, and Audio Tour Revenue. All revenues are shown net of any applicable sales or use taxes.

Admissions Revenue

Admissions revenue includes ticket sales from the Company's self run exhibitions and partner gross profit distribution.

Revenue from the self run exhibitions is derived from ticket sales at venues operated solely by the Company. The revenue is recorded upon the customer's ticket purchase. Advance ticket sales are recorded as deferred revenue pending the "event date" on the ticket.

Partner gross profit distribution represents the Company's share of gross profit from partner run exhibitions. Exhibition gross profit is generally calculated as net ticket sales and other ancillary revenue less exhibition expenses as stated in the exhibition agreement. The Company's share or percentage is defined in the exhibition agreement and recognized over the duration of the exhibition. Independent partners provide the Company with box office information, operational expenses, marketing costs, and other exhibition expenses. The Company utilizes this information to determine the amount of revenue to recognize by applying the contractual provisions included in the exhibition agreement. The amount of revenue recognized for the period depends on timing, accuracy and completeness of information received from independent partners.

Licensing Revenue

Licensing revenue is derived from fees paid by independent partners to co-produce, display and promote our exhibitions. The Company recognizes license fees ratably over the duration of the exhibition.

Audio Tour Revenue

Revenue derived from equipping and operating an audio tour is recognized upon customer purchase.

(ii) Merchandise and Other Revenue

Merchandise revenue includes self- run and the Company's share of independent partner merchandise gross profit. Revenues from the Company's self-run exhibitions are recorded upon customer purchase. In most cases, independent partner revenue is derived as a percentage of the merchandise gross profit and typically recorded on a consignment basis.

(b) Exhibition Licenses

Exhibition licenses primarily represent exclusive rights to exhibit certain anatomical specimens and organs acquired for the use of the licensor's technology, documentation, and know-how with respect to the plastination of human body specimens and organs. Depending upon the agreement with the rights holder, the Company may obtain the rights to use anatomical specimens and organs in multiple exhibitions over multiple years. In addition, licenses have been obtained to exhibit the Company's "Dialog in the Dark" exhibitions and for Playboy exhibitions, both of which were impaired during the year ended February 29, 2012. Costs are capitalized and amortized over the term of the agreement commencing with the related exhibition's public debut. Costs incurred to renew or extend license agreements are capitalized upon renewal of the license and are amortized over the term of the agreement.

Quarterly, the Company evaluates the future recoverability of any unamortized exhibition license costs based on the exhibition's performance, success of other exhibitions, whether there are any exhibitions planned for the future, and/or specific events that would impair recoverability. An impairment charge may result if the actual exhibition revenues, combined with currently forecasted future exhibition revenues, are less than the revenue required to amortize the remaining licensing costs. The Company expenses exhibition license costs when it believes such amounts are not recoverable. Capitalized exhibition license costs for those exhibitions that are cancelled are charged to expense in the period of cancellation.

When we test for impairments, the valuation techniques used to determine the value of our exhibition licenses are based on unobservable inputs (Level 3 per ASC 820). Based upon the results of our impairment tests in fiscal 2012 and fiscal 2011, impairments were $426 thousand and $0, respectively.

(c) Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the basis of assets and liabilities reported for financial statement and tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized. As of February 29, 2012, the Company established a valuation allowance of $12.4 million against all net deferred tax assets.

The Company utilizes a two-step approach for evaluating tax positions. Recognition (Step 1) occurs when an enterprise concludes that a tax position, based solely on its technical merits is more likely than not to be sustained upon examination. Measurement (Step 2) is only addressed if Step 1 has been satisfied. Under Step 2, the tax benefit is measured at the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon final settlement. The term "more likely than not" is interpreted to mean that the likelihood of occurrence is greater than 50%.

(d) Stock Compensation

The Company follows the fair value recognition provisions in the FASB guidance for stock compensation. The Company's stock-based compensation expense is measured at the grant date based on the fair value of the award and is amortized on a straight-line basis over the awards' vesting period. Stock compensation expense of $705 thousand and $616 thousand for fiscal 2012 and 2011, respectively, is included in General and administrative expenses in the Consolidated Statements of Operations.

Stock Options. Fair value of stock options is determined using the Black-Scholes pricing model using weighted-average assumptions including expected volatility, risk-free interest rates, and the expected life of the award. Expected volatilities are based on the historical volatility of the Company's common stock. The Company uses the simplified method for estimating the expected life within the valuation model which is the period of time that options granted are expected to be outstanding. The risk free rate for periods within the expected life of the option is based on the U.S. Treasury Note rate.

Restricted Stock. The Company grants restricted stock or restricted stock units ("RSUs") to certain of its employees and directors. Fair value of restricted stock and RSUs is determined based on the fair value of the Company's stock on the date of grant.

Warrants. The Company granted warrants under various service agreements. Warrants related to two of these agreements entered into March 2008, and August 2011 remain outstanding at February 29, 2012. If assumptions change during the life of the awards' vesting period, the Company may modify or reverse the related stock compensation expense in accordance with current FASB guidance. The Company has experienced a reversal of stock compensation expense in prior years related to forfeitures of options and RSUs in instances where forfeitures were not anticipated or incorporated into the stock compensation expense calculation.

(e) 2010 Titanic Expedition Costs

We have capitalized $4.5 million of costs related to the expedition to the Titanic wreck site conducted during August and September of 2010. With the exception of the web point of presence, each asset that resulted from the expedition has been valued by: 1) including any costs that are directly related to the production of a specific asset in that asset's value, and 2) allocating costs for the ship and necessary equipment used during the expedition to each resulting asset based on current and future estimated revenue streams. The capitalized web point of presence costs were based solely on costs incurred to add new functionality to the expedition website. Estimated revenue streams were also used as part of the calculation to determine amortization related to the development of the 2D film in fiscal 2011. If our estimates regarding revenue streams for each of these assets vary significantly from actual results, the Company's results of operations and financial position could be materially impacted. See **Note 6. 2010 Expedition to Titanic Wreck Site** in our consolidated financial statements, included in Item 8 of Part II of this report, for further details.

Recent Accounting Pronouncements

Recently Adopted

Multiple-Deliverable Revenue Arrangements

In October 2009, the FASB issued new accounting guidance related to multiple-deliverable revenue arrangements, which requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. This guidance eliminates the use of the residual method of allocation and requires allocation using the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables. The guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company adopted the guidance effective March 1, 2011 and is applying it prospectively. The adoption of this guidance did not have a material effect on our financial position or results of operations.

Recently Issued

Presentation of Comprehensive Income

In June 2011, the FASB issued new accounting guidance related to the presentation of other comprehensive income ("OCI"). This guidance eliminates the option to present components of OCI as part of the statement of changes in shareholders' equity, which is the option that the Company currently uses to present OCI. The guidance allows for a one-statement or two-statement approach, outlined as follows:

- One-statement approach: Present the components of net income and total net income, the components of OCI and a total for OCI, along with the total of comprehensive income in a single continuous statement.

- Two-statement approach: Present the components of net income and total net income in the statement of net income. A statement of OCI would immediately follow the statement of net income and include the components of OCI and a total for OCI, along with the total of comprehensive income

The guidance also requires an entity to present on the face of the financial statements any reclassification adjustments for items that are reclassified from OCI to net income. The guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have an effect on the Company's on financial position or results of operations, but will only impact how certain information related to OCI is presented in the financial statements.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the FASB issued amendments to its accounting guidance related to fair value measurements in order to more closely align its disclosure requirements with those in International Financial Reporting Standards ("IFRS"). This guidance clarifies the application of existing fair value measurement and disclosure requirements and also changes certain principles or requirements for measuring fair value or for disclosing information about fair value measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material on the Company's financial position or results of operations.

Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Comprehensive Income in Accounting Standards Update No. 2011-05 (ASU 2011-05)

In December 2011, the FASB amended its recently issued accounting guidance by deferring the effective date pertaining to the presentation of reclassifications of items out of accumulated comprehensive income. All other requirements in ASU 2011-05 are not affected by this deferral. The guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have an effect on the Company's on financial position or results of operations, but will only impact how certain information related to OCI is presented in the financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	Page
Report of Independent Registered Public Accounting Firm	49
Consolidated Balance Sheets at February 29, 2012 and February 28, 2011	50
Consolidated Statements of Operations for the years ended February 29, 2012 and February 28, 2011	51
Consolidated Statements of Cash Flow for the years ended February 29, 2012 and February 28, 2011	52
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended February 29, 2012 and February 28, 2011	53
Notes to Consolidated Financial Statements	54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Premier Exhibitions, Inc.:

We have audited the accompanying consolidated balance sheets of Premier Exhibitions, Inc. and subsidiaries (the Company) as of February 29, 2012 and February 28, 2011, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for the years ended February 29, 2012 and February 28, 2011. We have also audited the accompanying consolidated financial statement schedule for the years ended February 29, 2012 and February 28, 2011 listed in the index at Item 15. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Exhibitions, Inc. and subsidiaries at February 29, 2012 and February 28, 2011 and the results of their operations and their cash flows for the years ended February 29, 2012 and February 28, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to examine management's assessment of the effectiveness of the Company's internal control over financial reporting as of February 29, 2012, included in Management's Report on Internal Control Over Financial Reporting, referred to in Item 9A of the Company's Annual Report on Form 10-K, and, accordingly, we do not express an opinion thereon.

/s/ Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
May 24, 2012

Premier Exhibitions, Inc.
Consolidated Balance Sheets
(in thousands, except share data)

	February 29, 2012	February 28, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,344	$ 3,764
Certificates of deposit and other investments	405	807
Accounts receivable, net of allowance for doubtful accounts of $311 and $1,044, respectively	1,390	2,419
Merchandise inventory, net of reserve of $22 and $15, respectively	1,082	752
Notes receivable, net of allowance for doubtful accounts of $0 and $425, respectively	—	200
Deferred income taxes	44	175
Income taxes receivable	246	358
Prepaid expenses	1,078	1,107
Other current assets	88	136
Total current assets	6,677	9,718
Artifacts owned, at cost	2,990	3,011
Salvor's lien	1	1
Property and equipment, net of accumulated depreciation of $14,183 and $15,376, respectively	10,298	12,620
Exhibition licenses, net of accumulated amortization of $5,470 and $5,861, respectively	2,228	2,987
Film and gaming assets, net of accumulated amortization of $175	3,158	2,994
Other receivable, net of allowance for doubtful accounts of $206 and $0, respectively	15	—
Subrogation rights	250	250
Total Assets	$ 25,617	$ 31,581
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 4,710	$ 5,951
Deferred revenue	2,254	2,596
Current portion of notes payable	505	—
Total current liabilities	7,469	8,547
Long-Term liabilities:		
Lease abandonment	2,397	3,014
Deferred income taxes	44	175
Long-term portion of notes payable	575	—
Total long-term liabilities	3,016	3,189
Commitment and Contingencies		
Shareholders' equity:		
Common stock; $.0001 par value; authorized 65,000,000 shares; issued 47,883,927 and 48,205,661 shares, respectively; outstanding 47,881,918 and 47,203,652 shares, respectively	5	5
Additional paid-in capital	52,479	58,356
Accumulated deficit	(36,866)	(31,085)
Accumulated other comprehensive loss	(485)	(455)
Less treasury stock, at cost; 2,009 and 1,002,009 shares, respectively	(1)	(7,190)
Equity Attributable to Shareholders' of Premier Exhibitions, Inc.	15,132	19,631
Equity Attributable to Non-controlling interest	—	214
Total liabilities and shareholders' equity	$ 25,617	$ 31,581

The accompanying notes are an integral part of the consolidated financial statements.

Premier Exhibitions, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	Year Ended February 29 (28),	
	2012	2011
Revenue:		
Exhibition revenue	$ 28,274	$ 40,171
Merchandise and other	3,436	4,330
Film revenue	—	250
Total revenue	31,710	44,751
Cost of revenue:		
Exhibition costs	15,881	32,115
Cost of merchandise sold	1,383	1,319
Film costs	—	25
Total cost of revenue (exclusive of depreciation and amortization shown separately below)	17,264	33,459
Gross profit	14,446	11,292
Operating expenses:		
General and administrative	13,958	19,214
Depreciation and amortization	3,922	5,053
Net loss on disposal of assets	256	26
Impairment of intangibles and property and equipment	1,348	—
Litigation settlement	783	—
Total operating expenses	20,267	24,293
Loss from operations	(5,821)	(13,001)
Other (expenses) and income	(23)	26
Loss before income taxes	(5,844)	(12,975)
Income tax (expense)/benefit	(176)	297
Net loss	(6,020)	(12,678)
Less: Net loss attributable to non-controlling interest	(239)	(206)
Net loss attributable to the shareholders' of Premier	$ (5,781)	$ (12,472)
Net loss per share:		
Basic loss per common share	$ (0.12)	$ (0.27)
Diluted loss per common share	$ (0.12)	$ (0.27)
Shares used in basic per share calculations	47,418,894	46,943,269
Shares used in diluted per share calculations	47,418,894	46,943,269

The accompanying notes are an integral part of the consolidated financial statements.

Premier Exhibitions, Inc.
Consolidated Statements of Cash Flow
(in thousands)

	Year Ended February 29 (28),	
	2012	2011
Cash flows from operating activities:		
Net loss	$ (6,020)	$ (12,678)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	3,922	5,053
Impairment of intangibles and fixed assets	1,348	—
Lease abandonment	(617)	(652)
Stock based compensation	705	616
Allowance for doubtful accounts	143	726
Net loss on disposal of assets	256	26
Changes in operating assets and liabilities:		
Decrease/(Increase) in accounts receivable	1,040	(153)
(Increase)/Decrease in merchandise inventory, net of reserve	(330)	93
Decrease in note receivable	200	—
Decrease in deferred income taxes	—	927
Decrease in prepaid expenses	29	559
Decrease in other assets	58	64
Decrease in income taxes receivable	112	2,803
Increase in other receivable	(221)	—
Increase (decrease) in deferred revenue	(342)	891
Increase (decrease) in accounts payable and accrued liabilities	(1,091)	433
Decrease in income taxes payable	—	(1,214)
Total adjustments	5,212	10,172
Net cash used in operating activities	(808)	(2,506)
Cash flows from investing activities:		
Purchases of property and equipment	(1,167)	(2,045)
Proceeds from disposal of assets	37	25
Purchase of exhibition licenses	—	(600)
Purchase of certificates of deposit	(5)	(88)
Redemption of certificates of deposit	402	2,581
Decrease in artifacts	21	37
Titanic expedition costs incurred	(262)	(4,246)
Non-controlling investment in consolidated joint venture	77	420
Net cash used in investing activities	(897)	(3,916)
Cash flows from financing activities:		
Proceeds from stock issuance	635	—
Purchase of treasury stock	(36)	(136)
Proceeds from option and warrant exercises	8	117
Payments on notes payable	(297)	—
Net cash provided by (used in) financing activities	310	(19)
Effects of exchange rate changes on cash and cash equivalents	(25)	(134)
Net decrease in cash and cash equivalents	(1,420)	(6,575)
Cash and cash equivalents at beginning of year	3,764	10,339
Cash and cash equivalents at end of year	$ 2,344	$ 3,764
Supplemental disclosure of cash flow information:		
Cash paid during the period for interest	$ 20	$ 3
Cash paid during the period for taxes	$ 60	$ 103
Supplemental disclosure of non-cash investing and financing activities:		
Unrealized loss on marketable securities	$ (5)	$ (8)
Assets purchased with notes payable	$ 1,377	$ —

The accompanying notes are an integral part of the consolidated financial statements.

Premier Exhibitions, Inc.
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
Years Ended February 29, 2012 and February 28, 2011
(in thousands except for number of shares)

	Common Stock			(Accumulated	Accumulated			
	Number of Shares	Amount	Additional Paid-In Capital	Deficit)/ Retained Earnings	Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Premier Shareholders' Equity	Non-controlling Interest
Balance, February 28, 2010	46,802,733	$ 5	$ 57,759	$ (18,613)	$ (313)	$ (7,190)	$ 31,648	$ —
Common stock issued for exercise of options	330,000	—	117	—	—	—	117	—
Issuance of Restricted Stock	186,000	—	—	—	—	—	—	—
Retirement of shares	(115,081)	—	(136)	—	—	—	(136)	—
Stock compensation costs	—	—	616	—	—	—	616	—
Non-controlling investment in consolidated joint venture	—	—	—	—	—	—	—	420
Net loss	—	—	—	(12,472)	—	—	(12,472)	(206)
Other comprehensive loss:								
Foreign currency translation loss	—	—	—	—	(134)	—	(134)	—
Unrealized loss on marketable securities	—	—	—	—	(8)	—	(8)	—
Total comprehensive loss:							$ (12,614)	$ (206)
Balance, February 28, 2011	$ 47,203,652	$ 5	$ 58,356	$ (31,085)	$ (455)	$ (7,190)	$ 19,631	$ 214
Common stock issued for exercise of options	25,800	—	8	—	—	—	8	—
Issuance of Restricted Stock	237,195	—	—	—	—	—	—	—
Purchase of Treasury Stock	(18,361)	—	(36)	—	—	—	(36)	—
Sale of Common Stock	275,000	—	635	—	—	—	635	—
Issurance of Common Stock	158,632	—	—	—	—	—	—	—
Retirement of shares	—	—	(7,189)	—	—	7,189	—	—
Stock compensation costs	—	—	705	—	—	—	705	—
Non-controlling investment in consolidated joint venture	—	—	—	—	—	—	—	25
Net loss	—	—	—	(5,781)	—	—	(5,781)	(239)
Other comprehensive loss:								
Foreign currency translation loss	—	—	—	—	(25)	—	(25)	—
Unrealized loss on marketable securities	—	—	—	—	(5)	—	(5)	—
Total comprehensive loss:							$ (5,811)	$ (239)
Balance, February 29, 2012	47,881,918	$ 5	$ 52,479	$ (36,866)	$ (485)	$ (1)	$ 15,132	$ —

The accompanying notes are an integral part of the consolidated financial statements.

Note 1. Background and Basis of Presentation

Description of Business

Premier Exhibitions, Inc. and subsidiaries (the "Company") is in the business of presenting to the public museum-quality touring exhibitions around the world. Since our establishment, we have developed, deployed and operated unique exhibition products that are presented to the public in exhibition centers, museums and non-traditional venues. Income from exhibitions is generated primarily through ticket sales, third-party licensing, sponsorships and merchandise sales.

Titanic Ventures Limited Partnership ("TVLP"), a Connecticut limited partnership, was formed in 1987 for the purposes of exploring the wreck of the Titanic and it's surrounding oceanic areas. In May of 1993, R.M.S. Titanic, Inc. ("RMST") entered into a reverse merger under which RMST acquired all of the assets and assumed all of the liabilities of TVLP and TVLP became a shareholder of RMST. In October of 2004, we reorganized and Premier Exhibitions, Inc. became the parent company of RMST and RMST became a wholly-owned subsidiary. Additional wholly-owned subsidiaries were established in order to operate the various domestic and international exhibitions of the Company.

Our exhibitions regularly tour outside the United States of America ("U.S."). Approximately 20.7% and 15.5% of our revenues for the years ending February 29, 2012 ("fiscal 2012") and February 28, 2011 ("fiscal 2011"), respectively, resulted from exhibition activities outside the U.S. The exhibition activities outside the U.S. represent 24.9% and 43.3% of our total attendance for fiscal 2012 and fiscal 2011, respectively. Many of our financial arrangements with our international trade partners are based upon foreign currencies, which exposes the Company to the risk of currency fluctuations between the U.S. dollar and the currencies of the countries in which our exhibitions are touring.

Corporate Structure and Management

On September 29, 2011, the Company announced that it intended to separate its operations into two operating subdivisions, which function as separate divisions of Premier. The change is intended to better position the Company to pursue strategic alternatives and manage both businesses independently.

Our business has been divided into an exhibition management subsidiary and a content subsidiary. The content division is the Company's existing subsidiary, RMST, which holds all of the Company's rights with respect to the Titanic assets and is the salvor-in-possession of the Titanic wreck site. These assets include title to all of the recovered artifacts in the Company's possession, in addition to all of the intellectual property (data, video, photos, maps, etc.) related to the recovery of the artifacts and scientific study of the ship.

We also formed a new entity, Premier Exhibition Management LLC ("PEM"), to manage all of the Company's exhibition operations. This includes the operation and management of our Bodies, Titanic and Dialog in the Dark exhibitions. PEM will also pursue "fee for service" arrangements to manage exhibitions based on content owned or controlled by third parties.

On November 30, 2011, the Company announced a change in its management structure due to the realignment of its business. Effective November 28, 2011, the Company entered into an Amendment to the Employment Agreement between the Company and its then President and Chief Executive Officer, Christopher Davino. Pursuant to the Amendment, Mr. Davino relinquished the title of Chief Executive Officer and President of the Company and was appointed as President of RMST. Effective April 30, 2012, Mr. Davino's employment as President of RMST ended upon the expiration of the term of his employment agreement. Pursuant to the terms of his employment agreement, Mr. Davino resigned as a director effective that date.

Also effective November 28, 2011, the Board of Directors appointed Samuel Weiser to the position of Interim Chief Executive Officer and President of the Company, to serve until a permanent Chief Executive Officer is identified. Mr. Weiser is also a director of the Company. Michael Little was also appointed on that date to the position of Chief Operating Officer, in addition to his position as Chief Financial Officer.

On April 20, 2012, Premier Exhibition Management LLC and its wholly owned subsidiary, PEM Newco, LLC (Newco"), both subsidiaries of the Company, entered into a purchase agreement with AEG Live LLC, AEG Exhibitions LLC, and Arts and Exhibitions International, LLC pursuant to which Newco purchased substantially all of the assets of Arts and Exhibitions International, LLC ("AEI"). The assets purchased include the rights and tangible assets relating to four currently touring exhibitions known as "King Tut II," "Cleopatra," "America I Am" and "Real Pirates." The acquired assets include rights agreements with the owners of the artifacts and intellectual property comprising the exhibitions, museum/venue agreements for existing exhibition venues, sponsorship agreements, a warehouse lease and an office lease. In addition, the acquired assets include intellectual property related to proposed future exhibitions that the Company may further develop and produce. The Company will operate any such additional properties under its exhibition management subsidiary.

The restructuring of the Company and changes in its management, reflect that Premier has two operating segments – Exhibition Operations (PEM) and Content Management (RMST).

Basis of Presentation

When we use the terms the "Company," "Premier", "we," "us," and "our," we mean Premier Exhibitions, Inc., a Florida corporation and its subsidiaries. The consolidated financial statements include the accounts of Premier, its wholly owned subsidiaries after the elimination of all significant intercompany accounts and transactions, and its consolidated joint venture.

We have prepared the accompanying consolidated financial statements and notes pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported amounts using those estimates.

Note 2. Summary of Significant Accounting Policies

The Company has identified the policies below as significant to the business operations and the understanding of the results of operations.

(a) Revenue Recognition

When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting.

The Company recognizes revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable, and (4) the fee is probable of collection. The Company allocates the fees in a multi-element arrangement to each element based on the relative fair value of each element, using vendor-specific objective evidence ("VSOE") of the fair value of each of the elements, if available. VSOE is generally determined based on the price charged when an element is sold separately. In the absence of VSOE of fair value, the fee is allocated among each element based on third-party evidence ("TPE") of fair value, which is determined based on competitor pricing for similar deliverables when sold separately. When the Company is unable to establish fair value using VSOE or TPE, the Company uses estimated selling price ("ESP") to allocate value to each element. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold separately. The Company determines ESP for deliverables by considering multiple factors including, but not limited to, prices it charges for similar offerings, market conditions, competitive landscape and pricing practices.

Deferred revenue includes payments or billings recorded prior to performance and amounts received under multiple element arrangements in which the fair value for the undelivered elements does not exist. In these instances, revenue is recognized when the fair value for the undelivered elements is established or when all contractual elements have been completed and delivered.

During the first quarter of fiscal 2010, the Company entered into an amendment to an existing multiple element agreement with promoters that modified certain of the terms and conditions of the agreement related to geographic territory and license fees. Although these modifications had no impact on revenue recognized in fiscal 2010 or prior periods, the amendments modify our analysis and computation of the fair value of the undelivered elements such that we may not be able to assert that there are no return rights, that delivery of a license has occurred, or that we can continue to support vendor-specific objective evidence for fair value. Accordingly, for certain arrangements we will no longer be able to support the fair value of the undelivered elements in a multiple element arrangement as required by U.S. GAAP. As a result, in the future the Company will no longer recognize payment of non-refundable exhibition license revenue upon execution of an agreement or upon cash collection as a separate deliverable, but rather will defer such amounts until the time that the exhibition occurs, or the allowed time period for such an exhibition has passed and no remaining obligation to host such exhibition exists. This first quarter fiscal 2010 modification had no impact on revenue recognized in prior periods, including non-refundable exhibition license revenue that was recognized.

(i) Exhibition Revenue

The Company recognizes exhibition revenue for exhibits when earned and reasonably estimable. The exhibition agreements may have a fixed fee, may be based on a percentage of gross profit, or a combination of the two. A variable fee arrangement may include a nonrefundable or recoupable guarantee paid in advance or over the exhibition period. The following are the conditions that must be met in order to recognize revenue:

- persuasive evidence of an exhibition arrangement with a customer exists;
- the exhibition is complete and in accordance with the terms of the arrangement;
- the exhibition period of the arrangement has begun and/or the customer can begin its exploitation, exhibition or sale;
- the arrangement fee is fixed or determinable; and
- collection of the arrangement fee is reasonably assured.

If all of the conditions as outlined above are not met, revenue is recorded as deferred revenue until all conditions are met.

Exhibition Revenue is primarily comprised of the following: Admissions, Licensing, and Audio Tour Revenue. All revenues are shown net of any applicable sales or use taxes.

Admissions Revenue

Admissions revenue includes ticket sales from the Company's self run exhibitions and partner gross profit distribution.

Revenue from the self run exhibitions is derived from ticket sales at venues operated solely by the Company. The revenue is recorded upon the customer's ticket purchase. Advance ticket sales are recorded as deferred revenue pending the "event date" on the ticket.

Partner gross profit distribution represents the Company's share of gross profit from partner run exhibitions. Exhibition gross profit is generally calculated as net ticket sales and other ancillary revenue less exhibition expenses as stated in the exhibition agreement. The Company's share or percentage is defined in the exhibition agreement and recognized over the duration of the exhibition. Independent partners provide the Company with box office information, operational expenses, marketing costs, and other exhibition expenses. The Company utilizes this information to determine the amount of revenue to recognize by applying the contractual provisions included in the exhibition agreement. The amount of revenue recognized for the period depends on timing, accuracy and completeness of information received from independent partners.

Licensing Revenue

Licensing revenue is derived from fees paid by independent partners to co-produce, display and promote our exhibitions. The Company recognizes license fees ratably over the duration of the exhibition.

Audio Tour Revenue

Revenue derived from equipping and operating an audio tour is recognized upon customer purchase.

(ii) Merchandise and Other Revenue

Merchandise revenue includes self run and the Company's share of independent partner merchandise gross profit. Revenues from the Company's self-run exhibitions are recorded upon customer purchase. In most cases, independent partner revenue is derived as a percentage of the merchandise gross profit and typically recorded on a consignment basis.

(b) Cash and Cash Equivalents

The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts. The Company considers highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. The Company's cash equivalents are primarily invested in money market funds. The Company performs periodic evaluations of the relative credit standing of the financial institutions and issuers of its cash equivalents.

(c) Certificates of Deposit

Certificates of deposit (the "Certificates") amount to $404 thousand at February 29, 2012 and are carried at cost plus accrued interest and mature in September 2012 and August 2014. The Certificates are issued by one bank and currently exceed federally insured limits of $250 thousand. The Company has not experienced any losses in these Certificates and performs periodic evaluation of the relative credit standings of the bank.

(d) Accounts Receivable

Accounts receivable represent presenting partner and other obligations due under normal trade terms. The Company regularly evaluates the need for an allowance for uncollectible accounts for accounts receivable by taking into consideration factors such as the type of client (governmental agencies or private sector), trends in actual and forecasted credit quality of the client (including delinquency and late payment history) and current economic conditions that may affect a client's ability to pay. In certain circumstances, depending on customer creditworthiness, the Company may require a bank letter of credit or escrow arrangement to guarantee the collection of its receivables. The allowance for bad debt for accounts receivable is determined based on a percentage of aged receivables, plus specific reserves for receivables that are not considered collectible. The Company's bad debt expense for fiscal 2012 and fiscal 2011 was $(63) thousand and $819 thousand, respectively. The Company's ending bad debt allowance as of February 29, 2012 for accounts receivable was $311 thousand which represents management's best estimate of uncollectible amounts and is considered adequate. The Company's ending bad debt allowance as of February 28, 2011 for accounts receivable and notes receivable was $1.0 million and $425 thousand, respectively, which represents management's best estimate of uncollectible amounts and is considered adequate.

(e) Merchandise Inventory

Merchandise inventory consists of finished goods purchased for resale at our exhibitions. Inventory cost is determined based on purchase price and is carried at the lower of cost or market value. The Company accounted for all inventories on the first-in, first-out method until the end of February 2011, when it changed to the average cost method. The Company believes that this methodology is a more efficient method of accounting for its mostly small dollar item inventory, located over several exhibition sites, while still reflecting an accurate valuation. The impact of the change in inventory valuation methodology was not material for the year ended February 28, 2011. Estimates for reserves for inventory obsolescence are based on management's judgment of future realization. The Company's inventory obsolescence expense for fiscal 2012 and fiscal 2011 was $167 thousand and $41 thousand, respectively.

(f) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets primarily consist of prepaid lease payments and prepaid services that are expensed when services are received or over the term of the exhibition, and reimbursable expenses that are capitalized and recovered from museums, promoters or our co-presentation partner.

(g) Artifacts

Costs associated with the care, management and preservation of approximately 5,500 artifacts recovered from the wreck of the RMS Titanic (the "Titanic") during the course of 32 dives in 1987, are expensed as incurred.

To ascertain that the aggregate net recoverable value of Titanic artifacts exceeds the direct costs of recovery of such artifacts, the Company evaluates various evidential matters. Such evidential matters include documented sales and offerings of Titanic-related memorabilia, insurance coverage obtained in connection with the potential theft, damage or destruction of all or part of the artifacts and other identical matter regarding the public interest in the Titanic.

(h) Salvor's lien

In 1994, the U.S. District Court for the Eastern District Court of Virginia (the "District Court") issued an order declaring RMST, a wholly owned subsidiary, Salvor-in-Possession of the Titanic wreck and wreck site. As Salvor-in-Possession, RMST has the exclusive right to recover artifacts from the wreck. RMST continues to serve as Salvor-in-Possession.

On August 12, 2010, the District Court issued an opinion granting a salvage award to RMST based upon the Company's work in recovering and conserving over three thousand artifacts from the wreck of Titanic during its expeditions conducted in 1993, 1994, 1996, 1998, 2000, and 2004. The Company was awarded 100 percent of the fair market value of the artifacts, which the District Court set at approximately $110 million.

On August 15, 2011, the District Court granted an *in-specie* award of title to the artifacts to RMST for the Post 1987 Artifacts. Title to the Post 1987 Artifacts comes with certain covenants and conditions drafted and negotiated by the Company and the United States government. These covenants and conditions govern the maintenance and future disposition of the artifacts. These covenants and conditions include the following:

- The approximately 2,000 "1987 Artifacts" and the approximately 3,500 "Post 1987 Artifacts" must be maintained as a single collection;
- The combined collections can only be sold together, in their entirety, and any buyer would be subject to the same conditions applicable to RMST; and
- RMST must comply with provisions that guarantee the long-term protection of all of the artifacts. These provisions include the creation by RMST of a trust and reserve fund (the "Trust Account"). The Trust Account will be irrevocably pledged to and held for the exclusive purpose of providing a performance guarantee for the maintenance and preservation of the Titanic collection for the public interest. The Company will pay into the Trust Account a minimum of twenty five thousand dollars ($25 thousand) for each future fiscal quarter until the corpus of such Trust Account equals five million dollars ($5 million). Though not required under the covenants and conditions, Company will make additional payments into the Trust Account as it deems appropriate consistent with its prior representations to the Court and sound fiscal operations. The Company established the Trust Account and funded it with $25 thousand during November 2011. An additional $25 thousand was funded during February 2012.

(i) Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided for by the straight-line method over the following estimated lives of the related assets.

Exhibitry	5 years
Vehicles	5 years
Tools and equipment	5 years
Computers and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life of asset or remaining lease term

The Company had $24.5 million and $28.0 million in property and equipment at February 29, 2012 and February 28, 2011, respectively. Depreciation expense on property and equipment as calculated using the methodology and lives as discussed above was $3.6 million and $4.0 million for fiscal 2012 and 2011, respectively. Accumulated depreciation totaled $14.2 million and $15.4 million at February 29, 2012 and February 28, 2011, respectively. During the year ended February 29, 2012 the Company disposed of property and equipment resulting in a loss on disposal of approximately $256 thousand and impaired property and equipment with a net book value of approximately $0.9 million at the time of its impairment to zero.

(j) Exhibition Licenses

Exhibition licenses primarily represent exclusive rights to exhibit certain anatomical specimens and organs acquired for the use of the licensor's technology, documentation, and know-how with respect to the plastination of human body specimens and organs. Depending upon the agreement with the rights holder, the Company may obtain the rights to use anatomical specimens and organs in multiple exhibitions over multiple years. In addition, licenses have been obtained to exhibit the Company's "Dialog in the Dark" exhibitions and for Playboy exhibitions, both of which were impaired during the year ended February 29, 2012. Costs are capitalized and amortized over the term of the agreement commencing with the related exhibition's public debut. Costs incurred to renew or extend license agreements are capitalized upon renewal of the license and are amortized over the term of the agreement.

Quarterly, the Company evaluates the future recoverability of any unamortized exhibition license costs based on the exhibition's performance, success of other exhibitions, whether there are any exhibitions planned for the future, and/or specific events that would impair recoverability. An impairment charge may result if the actual exhibition revenues, combined with currently forecasted future exhibition revenues, are less than the revenue required to amortize the remaining licensing costs. The Company expenses exhibition license costs when it believes such amounts are not recoverable. Capitalized exhibition license costs for those exhibitions that are cancelled are charged to expense in the period of cancellation.

The Company is required to categorize its financial assets and liabilities into a three level hierarchy based on the priority of inputs to the valuation technique in accordance with Financial Accounting Statement Board ("FASB") Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1—Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2—Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets;

b) Quoted prices for identical or similar assets or liabilities in non-active markets;

c) Inputs other than quoted market prices that are observable; and

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3—Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When we test for impairments, the valuation techniques used to determine the value of our exhibition licenses are based on unobservable inputs (Level 3 per ASC 820). Based upon the results of our impairment tests in fiscal 2012 and fiscal 2011, impairments were $426 thousand and $0, respectively.

(k) Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the basis of assets and liabilities reported for financial statement and tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized. As of February 29, 2012, the Company established a valuation allowance of $12.4 million against all net deferred tax assets.

The Company utilizes a two-step approach for evaluating tax positions. Recognition (Step 1) occurs when an enterprise concludes that a tax position, based solely on its technical merits is more likely than not to be sustained upon examination. Measurement (Step 2) is only addressed if Step 1 has been satisfied. Under Step 2, the tax benefit is measured at the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon final settlement. The term “more likely than not” is interpreted to mean that the likelihood of occurrence is greater than 50%.

(l) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed based on the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include non-qualified stock options and non-vested share awards. The computation of dilutive shares outstanding excludes the out-of-the-money non-qualified stock options because such outstanding options’ exercise prices were greater than the average market price of our common shares and, therefore, the effect would be anti-dilutive (i.e., including such options would result in higher earnings per share).

(m) Legal Contingencies

The Company is currently involved in certain legal proceedings. To the extent that a loss related to a contingency is reasonably estimable and probable, the Company accrues an estimate of that loss. Because of the uncertainties related to both the amount and range of loss on certain pending litigation, the Company may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome of such litigation. As information becomes available, the Company assesses any potential liability related to pending litigation and makes or, if necessary, revises its estimates. Such revisions in estimates of potential liability could materially impact the Company’s results of operations and financial position.

(n) Leases

The Company enters into leases for exhibit space for its exhibitions, corporate office space, warehouse space, print and copying equipment, and certain specimens used in its human anatomy exhibitions. Lease expense is recorded in the period incurred. Lease expense for corporate office space, print and copying equipment, warehouse space, and specimens not exhibited is included in General and administrative expenses in the Company’s Consolidated Statements of Operations. Lease expense for exhibit space and specimens used in exhibitions are included in Exhibition costs in the Company’s Consolidated Statement of Operations. All of the Company’s leases currently qualify as operating leases.

(o) Consolidation

The Company consolidates its wholly owned subsidiaries, all entities that it controls by ownership of a majority voting interest, and its portion of a joint venture, and eliminates all significant intercompany activity. Although the Company does not have a controlling financial interest in the joint venture, we have determined that consolidation is appropriate due to assessment of the Company’s participation in the financial and operational decisions of the joint venture made in the ordinary course of business, as outlined in ASC 810, “Consolidation.” Therefore, the Company’s portion of the joint venture’s results has been consolidated into our financial statements and the portion not owned by us is reflected as a non-controlling interest.

(p) Other Taxes

The Company incurs and remits certain taxes assessed by governmental authorities on revenue producing transactions, such as sales taxes. The Company’s revenue is presented net of sales taxes in its Consolidated Statement of Operations.

(q) Advertising Costs

In the course of the Company's business we incur advertising costs in order to promote our exhibitions. Advertising costs are budgeted for each temporary exhibition prior to its opening and the costs are expensed over the life of the exhibit. Costs incurred above or below budget are adjusted for as incurred. For permanent exhibitions, advertising is expensed as incurred. For fiscal 2012 and 2011, the Company incurred marketing and advertising expense of $4.4 million and $10.2 million, respectively, which is included in Exhibition costs on the Company's Consolidated Statements of Operations.

(r) Stock Compensation

The Company follows the fair value recognition provisions in the FASB guidance for stock compensation. The Company's stock-based compensation expense is measured at the grant date based on the fair value of the award and is amortized on a straight-line basis over the awards' vesting period. Stock compensation expense of $705 thousand and $616 thousand for fiscal 2012 and 2011, respectively, is included in General and Administrative expenses in the Consolidated Statements of Operations.

Stock Options. Fair value of stock options is determined using the Black-Scholes pricing model using weighted-average assumptions including expected volatility, risk-free interest rates, and the expected life of the award. Expected volatilities are based on the historical volatility of the Company's common stock. The Company uses the simplified method for estimating the expected life within the valuation model which is the period of time that options granted are expected to be outstanding. The risk free rate for periods within the expected life of the option is based on the U.S. Treasury Note rate.

Restricted Stock. The Company grants restricted stock or restricted stock units ("RSUs") to certain of its employees and directors. Fair value of restricted stock and RSUs is determined based on the fair value of the Company's stock on the date of grant.

Warrants. The Company granted warrants under various service agreements. Warrants related to two of these agreements entered into March 2008, and August 2011 remain outstanding at February 29, 2012. If assumptions change during the life of the awards' vesting period, the Company may modify or reverse the related stock compensation expense in accordance with current FASB guidance. The Company has experienced a reversal of stock compensation expense in prior years related to forfeitures of options and RSUs in instances where forfeitures were not anticipated or incorporated into the stock compensation expense calculation.

(t) 2010 Titanic Expedition Costs

We have capitalized $4.5 million of costs related to the expedition to the Titanic wreck site conducted during August and September of 2010. With the exception of the web point of presence, each asset that resulted from the expedition has been valued by: 1) including any costs that are directly related to the production of a specific asset in that asset's value, and 2) allocating costs for the ship and necessary equipment used during the expedition to each resulting asset based on current and future estimated revenue streams. The capitalized web point of presence costs were based solely on costs incurred to add new functionality to the expedition website. Estimated revenue streams were also used as part of the calculation to determine amortization related to the development of the 2D film in fiscal 2011. If our estimates regarding revenue streams for each of these assets vary significantly from actual results, the Company's results of operations and financial position could be materially impacted. See **Note 6. 2010 Expedition to Titanic Wreck Site** for further details.

Note 3. Recent Accounting Pronouncements

Recently Adopted

Multiple-Deliverable Revenue Arrangements

In October 2009, the FASB issued new accounting guidance related to multiple-deliverable revenue arrangements, which requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. This guidance eliminates the use of the residual method of allocation and requires allocation using the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables. The guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company adopted the guidance effective March 1, 2011 and is applying it prospectively. The adoption of this guidance did not have a material effect on our financial position or results of operations.

Recently Issued

Presentation of Comprehensive Income

In June 2011, the FASB issued new accounting guidance related to the presentation of other comprehensive income ("OCI"). This guidance eliminates the option to present components of OCI as part of the statement of changes in shareholders' equity, which is the option that the Company currently uses to present OCI. The guidance allows for a one-statement or two-statement approach, outlined as follows:

- One-statement approach: Present the components of net income and total net income, the components of OCI and a total for OCI, along with the total of comprehensive income in a single continuous statement.
- Two-statement approach: Present the components of net income and total net income in the statement of net income. A statement of OCI would immediately follow the statement of net income and include the components of OCI and a total for OCI, along with the total of comprehensive income

The guidance also requires an entity to present on the face of the financial statements any reclassification adjustments for items that are reclassified from OCI to net income. The guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have an effect on the Company's on financial position or results of operations, but will only impact how certain information related to OCI is presented in the financial statements.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the FASB issued amendments to its accounting guidance related to fair value measurements in order to more closely align its disclosure requirements with those in International Financial Reporting Standards ("IFRS"). This guidance clarifies the application of existing fair value measurement and disclosure requirements and also changes certain principles or requirements for measuring fair value or for disclosing information about fair value measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material on the Company's financial position or results of operations.

Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Comprehensive Income in Accounting Standards Update No. 2011-05 (ASU 2011-05)

In December 2011, the FASB amended its recently issued accounting guidance by deferring the effective date pertaining to the presentation of reclassifications of items out of accumulated comprehensive income. All other requirements in ASU 2011-05 are not affected by this deferral. The guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have an effect on the Company's on financial position or results of operations, but will only impact how certain information related to OCI is presented in the financial statements.

Note 4. Balance Sheet Details

The composition of cash and cash equivalents, certificates of deposits, and other investments is as follows (in thousands):

	February 29, 2012	February 28, 2011
Cash and cash equivalents:		
Cash	$ 2,344	$ 3,723
Money market mutual funds	—	41
Total	$ 2,344	$ 3,764
Certificates of deposit and other investments:		
Certificates of deposit	$ 404	$ 801
Marketable securities, available-for-sale	1	6
Total	$ 405	$ 807

Marketable securities, available-for-sale, are carried at fair market value, based on quoted market price for identical assets in an active market, and accordingly, are categorized as Level 1 assets in accordance with ASC 820, "Fair Value Measurements and Disclosures", ("ASC 820"). Cost basis of marketable securities, available-for-sale at February 29, 2012 was $14 thousand, and related unrealized loss of $13 thousand is reflected in Accumulated other comprehensive income in the Consolidated Balance Sheets.

The composition of prepaid expenses is as follows (in thousands):

	February 29, 2012	February 28, 2011
Prepaid insurance	$ 94	$ 4
Prepaid leases	210	247
Prepaid advertising	38	123
Prepaid exhibit build costs	231	510
Prepaid auction fees	250	—
Prepaid other operating costs	255	223
Total	$ 1,078	$ 1,107

The composition of other current assets is as follows (in thousands):

	February 29, 2012	February 28, 2011
Deposits and advances	$ 17	$ 48
Titanic trust fund	50	—
Other receivables	21	88
Total	$ 88	$ 136

The composition of property and equipment, which is stated at cost, is as follows (in thousands):

	February 29, 2012	February 28, 2011
Exhibitry	$ 12,904	$ 15,725
Vehicles	14	14
Tools and equipment	511	518
Office equipment	1,350	1,600
Computers and software	1,083	1,157
Leasehold improvements	7,587	7,855
Furniture and fixtures	1,033	1,127
	24,482	27,996
Less accumulated depreciation	14,184	15,376
Property & equipment, net	$ 10,298	$ 12,620

Depreciation expense on property and equipment was $3.6 million and $4.0 million for fiscal 2012 and 2011, respectively.

The composition of notes receivable is as follows (in thousands):

	February 29, 2012	February 28, 2011
Notes receivable	$ —	$ 625
Allowance for doubtful accounts	—	425
Net notes receivable	$ —	$ 200

Notes receivable reflects $625 thousand due from one company under an asset purchase agreement dated December 29, 2008. As part of its normal review and allowance procedures for notes receivable, the Company established an allowance of $46 thousand at the end of fiscal 2010. During fiscal 2011, the Company began to negotiate collections with the holder of this note. As part of these negotiations, the Company increased the allowance to $425 thousand during fiscal 2011. Subsequent to February 28, 2011, the Company collected the $200 thousand balance of the note receivable. As such, the $200 thousand note receivable balance as of February 28, 2011 is included in current assets in the Consolidated Balance Sheet. During fiscal year 2012, the Company wrote-off the remainder of the note.

The composition of accounts payable and accrued liabilities is as follows (in thousands):

	February 29, 2012	February 28, 2011
Operations	$ 1,738	$ 2,334
Professional and consulting fees payable	188	475
Payroll and payroll taxes	182	178
Legal accrual	475	167
Sales and use taxes	87	171
Exhibit build costs	76	515
Marketing costs	113	264
Merchandise	262	369
Rent	898	496
Lease abandonment, current portion	616	652
Travel and related expenses	52	171
Fees and other taxes	6	159
Other	17	—
Total accounts payable and accrued liabilities	$ 4,710	$ 5,951

Note 5. Artifacts

In 1993, the government of France granted the Company ownership of the artifacts recovered in the 1987 Titanic expedition. The artifacts are carried at recovery cost or net recovery value, which include the direct costs of chartering of vessels and related crews and equipment required to complete the dive operations for that expedition. The coal recovered in the expedition is the only item available for sale. Periodically, as sales of coal occur, ten percent of the sale value is deducted from the carrying costs of artifacts recovered. During fiscal 2012 and 2011, $21 thousand and $37 thousand, respectively, were deducted from artifacts.

Note 6. 2010 Expedition to Titanic Wreck Site

During August and September 2010, our wholly owned subsidiary RMST, as salvor-in-possession of the RMS Titanic (the "Titanic") and its wreck site, conducted an expedition to the Titanic wreck site. RMST brought together an alliance of the world's leading archaeologists, oceanographers and scientists together with U.S. governmental agencies to join RMST in the 2010 expedition to the wreck site and the post-expedition scientific study. This alliance included the Woods Hole Oceanographic Institution ("WHOI"), the Institute of Nautical Archaeology ("INA"), the National Oceanic Atmospheric Administration's Office of the National Marine Sanctuaries ("NOAA/ONMS"), The National Park Service's Submerged Resources Center ("NPS") and the Waitt Institute. Never before had all of these entities partnered to work together on one project. While all of these parties worked together to participate in the expedition, RMST has sole legal ownership of the video footage, still imagery, data, maps and other assets generated from the expedition.

While the general purpose of the expedition was to collect and interpret archeological and scientific data utilizing state-of-the-art high definition 2D and 3D cameras and sonar scanning equipment, the Company also planned and executed the expedition in order to create digital assets for commercial purposes, including a 2D documentary that was aired by a major cable network in April 2012, a separate HD3D film featuring a tour of the bow and stern sections of the ship that is now being distributed, and assets to be utilized in enhancing the Titanic exhibitions, as well as other applications. The collected data will also provide the basis for an archaeological site plan, and ultimately a long-term management plan for the Titanic wreck site, and will also be incorporated into "The Titanic Mapping Project," the Company's ongoing mapping initiative that reflects and depicts the connectivity between (i) images of artifacts previously recovered, (ii) ship components as situated in the existing debris field, and (iii) where those ship components were located on the ship in its original condition. The Company believes that The Titanic Mapping Project will be a desired resource for the scientific and academic community, and will also have commercial value and appeal to the general public.

We have capitalized $4.5 million of costs related to the expedition, discussed in more detail below, which have been allocated to specific assets as reflected in the following table (in thousands).

	February 29, 2012	February 28, 2011
3D film	$ 1,817	$ 1,719
3D exhibitry	857	759
2D documentary	631	565
Gaming application	886	886
Expedition web point of presence	317	317
Total expedition costs capitalized	4,508	4,246
Less: Accumulated amortization	175	175
Accumulated depreciation	158	53
Expedition costs capitalized, net	$ 4,175	$ 4,018

In order to increase interest in the expedition, the Company established a central web point of presence for the expedition (ExpeditionTitanic.com), which will also continue to serve as the central site to convey the ongoing efforts to preserve the legacy of the Titanic. During the 2010 expedition, the website featured updates from the crew and other expedition participants, images of the wreck site, and photo/live feed updates that allowed visitors to the site to follow the expedition as it was in process. These features account for most of the capitalized website costs of $317 thousand, which were capitalized in accordance with ASC 350, "Intangibles – Goodwill and Other" ("ASC 350"), as they served as a significant draw to the website and also have future value as use in our exhibits and/or movies. The remaining capitalized website costs were for additional graphics, which were also capitalized in accordance with ASC 350. Website costs are depreciated on a straight-line basis, using a three year useful life. Depreciation expense related to the web point of presence totaled $105 thousand and $53 thousand for fiscal 2012 and 2011, respectively.

In addition, during fiscal 2011 the Company capitalized an additional $3.9 million in costs related to the expedition, comprised of $562 thousand in general management costs and $3.3 million in ship charter costs, underwater gear, and filming costs. Costs directly related to the 2D film, 3D film, 3D exhibitry or gaming applications were separately ascribed to the respective assets; additional costs related to all four types of assets were allocated ratably based on the anticipated future revenue associated with the asset, based on the reasonable expectations of management. During fiscal 2012, as additional assets were developed by our vendors, an additional $262 thousand in underwater gear and filming cost was capitalized.

Costs associated with the production of the 2D and 3D films and the development of 3D exhibitry were capitalized in accordance with ASC 926 "Entertainment – Films" ("ASC-926"), as they meet the definition of film costs. ASC 926-20 defines films costs as all direct negative costs incurred in the physical production of a film, as well as allocations of production overhead and capitalized interest in accordance with ASC 926.

Costs incurred to charter the ship, ready it for the excursion, lease the requisite equipment, and hire the necessary expertise in the form of consultants and temporary labor were all required in order to prepare for and carry out the expedition and to create the film assets. Included in these costs is $2.0 million related to agreements with WHOI for optical services and the use of two autonomous underwater vehicles.

In addition, a significant project such as this requires management by a team of professionals, from the Expedition Leader to other individuals specializing in project management, legal and other specialties which were necessary to ensure that the expedition was conducted efficiently and effectively. A portion of the general management expenses that we capitalized is an allocation of production overhead, which, in accordance with ASC 926-20-25-2, includes an allocation of costs of the individuals with either exclusive or significant responsibility for the production of a film. For those individuals with a significant, but not an exclusive responsibility, we allocated their costs based on hours worked related to the expedition and tasks related to the development of the film versus hours worked on other matters. In addition, included in capitalized general management expenses are legal and public relations costs incurred associated with the creation of the digital assets.

The amortization period for the 3D film will be determined in accordance with the "Individual-Film-Forecast-Computation Method" as described in ASC 926. We will amortize film costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). The Company is currently in the process of estimating ultimate revenue for the 3D film, as defined by ASC 926, and the amortization period will be less than 10 years following the date of the film's initial release or delivery of the first episode, if applicable. We will begin amortizing the film cost in fiscal year 2013.

The Company entered into an agreement with Lone Wolf Documentary Group to license its 2D video imagery for production as a documentary film. In exchange for these license rights, the Company received a payment of $250 thousand in the fourth quarter of fiscal 2011, and also has the right to certain back-end revenue sharing rights related to ultimate DVD sales, any merchandising and publishing sales, and international television licensing. As the Company has entered into an agreement to produce this film and has received its payments under this agreement, the Company recorded an amortization charge of $175 thousand in the fourth quarter of fiscal 2011, as calculated over a five year life, based on the methodology outlined in ASC 926 described above. No amortization was recorded for the fiscal year ended February 29, 2012, as the Company did not receive any 2D film revenue during the period.

The costs associated with enhancing the exhibitions with 3D footage and imagery generated from the expedition will be depreciated over a five year useful life using the straight-line method beginning with the date the asset is placed in service, in accordance with the Company's policy for depreciation of assets used in its exhibits. During the fourth quarter of fiscal 2012, we began to supplement certain of our Titanic exhibitions with the 3D footage and other imagery generated from the expedition.

The Company engaged personnel to operate sonar and optical equipment during the expedition to image the bow and stern sections of the Titanic wreck site. This imagery is valuable for developing a full 2D and 3D rendering of the Titanic for various academic, media, and other entertainment uses, including incorporation of the imagery into a gaming application. Costs associated with the gaming application were capitalized in accordance with ASC 350, as the collection of the data and imagery represents an intangible asset. Upon sale or licensing of the data, the gaming application will be amortized over its useful life, as determined by the sale or licensing agreement, in accordance with ASC 350.

The web point of presence and 3D exhibitry assets are included in Property and equipment on the fiscal 2012 and 2011 Consolidated Balance Sheet. The 3D film, 2D documentary, and gaming assets are included in Film and gaming assets on the fiscal 2012 and 2011 Consolidated Balance Sheet.

Certain costs related to the expedition were expensed as incurred, and not included in the capitalized assets discussed above. Examples of these expenditures include costs to advertise the expedition, ongoing maintenance of the expedition web point of presence, certain legal and public relations fees, mapping and profiling of Titanic artifacts, and any management costs subsequent to the ship's return in September 2010.

Estimated amortization expense for the 2D film and web point of presence for each of the five succeeding fiscal years is as follows:

Fiscal Year	Amount
2013	$ 220
2014	167
2015	114
2016	114
Total	$ 615

The table above does not include $3.6 million in projected amortization and depreciation expense of 3D film, 3D exhibitry, or the gaming application, as the life of these assets has not yet been determined.

Note 7. Stock Repurchase

During the year ended February 29, 2012 employees of the Company surrendered 18,361 shares of stock worth approximately $36 thousand to satisfy their tax obligations with respect to the vesting of restricted stock issued pursuant to the Company's Equity Incentive Plan.

On July 30, 2010 the Company announced a plan to repurchase up to $1 million of the Company's common stock, and that repurchases could occur on the open market at times and prices considered appropriate by the Board of Directors and management. Furthermore, the Company disclosed that repurchases could take place through brokers and dealers or in privately negotiated transactions, and may be made under a Rule 10b5-1 plan. During the second quarter of fiscal 2011, the Company repurchased 115,081 shares of common stock pursuant to a Rule 10b5-1 trading plan. The average cost of the shares repurchased was $1.16 and the Company subsequently retired these shares. The July 30, 2010 share repurchase authorization has expired.

During the year ended February 28, 2008, the Company repurchased 1 million shares of its stock, which were held in a brokerage account since their purchase and reported as Treasury stock on the Consolidated Balance Sheets. On August 29, 2011, the Company formally retired these Treasury shares, which reduced the Common stock issued and corresponding Treasury shares as reported in the Consolidated Balance Sheets.

Note 8. Intangible Assets

The composition of the Company's exhibition licenses, as reported in Exhibition licenses on the Consolidated Balance Sheets, is as follows (in thousands):

	February 29, 2012	February 28, 2011
Anatomical specimen licenses	$ 7,698	$ 6,786
Carpathia artifacts license	—	912
Dialog in the Dark licenses	—	300
Playboy licenses	—	850
	7,698	8,848
Less: Accumulated amortization	5,470	5,861
Exhibition licenses, net	$ 2,228	$ 2,987

From April 2004 through fiscal 2012, the Company entered into agreements to license the rights to exhibit anatomical specimens. The aggregate amount paid for the anatomical specimens exhibition license agreements totaled $9.6 million. After termination of a $2.8 million agreement during fiscal 2010, discussed in more detail below, the remaining $6.8 million in specimen licenses are being amortized over the useful life of the agreements which coincides with the terms of the agreements for periods of five to ten years. The Company also entered into lease agreements for certain of its anatomical specimens. As such, these agreements are accounted for as lease agreements and not as intangible assets. **See Note 15. Commitments and Contingent Liabilities** for a discussion of these agreements.

The Company entered into a twenty-year license agreement effective February 28, 2007 whereby the Company received exclusive rights to present Carpathia artifacts in the Company's exhibitions in exchange for funding an expedition to the Carpathia, and providing research and recovery expertise. As of February 28, 2009 the Company had provided funding of approximately $912 thousand for an expedition which was conducted during that fiscal year and these costs were fully amortized during fiscal 2010. Additional cost could be incurred for the conservation of the artifacts recovered as a part of the initial expedition though these costs are not expected to be material. During fiscal 2010, the Company displayed the Carpathia artifacts at one of its presentations of "Titanic: The Artifact Exhibition."

On May 20, 2008 the Company entered into a License Agreement (the "Agreement") with Playboy Enterprises International, Inc. ("Playboy") for the right to present and promote new exhibitions related to the Playboy brand. We paid a $250 thousand license fee advance to Playboy under this agreement in May 2008, and agreed to pay certain additional advances through the five year term of the agreement. The Company and S2BN Entertainment Corporation ("S2BN") entered into a joint venture agreement on May 14, 2010 and agreed to jointly develop, design, and produce a Playboy exhibit. S2BN agreed to reimburse 50 percent of the enumerated costs incurred related to the initial exhibit concept. During fiscal 2011, we amended our May 2008 agreement to revise the payment due dates for $300 thousand of license fee advances due for each of calendar years 2010 and 2011 and to establish a $300 thousand license fee advance payable for each of calendar years 2013 and 2014, subject to a unilateral termination right to which the Company was entitled. The unilateral termination right required the Company to pay a $300 thousand termination fee unless the termination right was exercised on or prior to August 31, 2011, in which case the Company was entitled to apply the 2011 license fee advance of $300 thousand to the termination fee that would otherwise be payable.

On August 25, 2011, the Company notified Playboy that the joint venture was terminating the Agreement pursuant to the unilateral termination right the Company had negotiated, which resulted in the automatic waiver of the $300 thousand termination fee otherwise payable if the termination was effected prior to the end of August, 2011. While the Agreement provided that the joint venture would still owe Playboy a final license fee installment of $150 thousand despite any such termination, the Company and S2BN also contended that Playboy had previously breached the License Agreement, and the joint venture accordingly reserved its rights to pursue all remedies and damages (and accordingly withheld such final license fee installment to cover a portion of those damages sustained by us). Due to the termination of the agreement with Playboy, the Company recorded an impairment charge of $217 thousand for Playboy licenses, net of accumulated amortization. The Company also recorded an impairment charge of $141 thousand for construction in progress, comprised of expenses incurred in the creation of the Playboy exhibit. The total impairment charge of $358 thousand related to Playboy is included in Impairment of intangibles and property and equipment on the Consolidated Statement of Operations for the fiscal year ended February 29, 2012.

Due to the termination of the Agreement and the related impairments, S2BN's investment in the joint venture through its payment of 50 percent of the costs of the potential exhibit was fully impaired in the second quarter of fiscal 2012. An impairment charge of $197 thousand is reflected in Net loss attributable to non-controlling interest on the Consolidated Statements of Operations for the fiscal year ended February 29, 2012.

On February 25, 2008, the Company entered into a five-year license agreement to promote, present and produce the exhibition "Dialog in the Dark", which provides insight and experience to the paradox of learning to see without the use of sight. In February 2012 the Company decided to close its Atlanta, Georgia "Dialog in the Dark" exhibition effective March 6, 2012, which resulted in an impairment charge of $60 thousand for exhibition licenses and $282 thousand of property and equipment related to our "Dialog in the Dark" exhibitions as these assets were determined to no longer be of use to the Company. In addition, as part of our annual impairment testing of long-lived assets it was determined that the property and equipment related to our New York City "Dialog in the Dark" exhibition were impaired resulting in an impairment charge of $648 thousand. The total impairment charge of $990 thousand related to "Dialog in the Dark" is included in Impairment of intangibles and property and equipment on the Consolidated Statement of Operations for the fiscal year ended February 29, 2012. At this time the Company has not determined the future plans for its "Dialog in the Dark" exhibition.

We intend to acquire, develop and present additional new exhibitions for presentation in the future, including exhibitions both related and unrelated to our currently ongoing exhibitions.

The following is a summary of the changes in the carrying value for Intangible assets in fiscal 2012 and fiscal 2011 (in thousands):

Intangibles	
Balance as of February 28, 2010	$3,269
Acquisition of licenses	600
Amortization during the year	(882)
Balance as of February 28, 2011	$2,987
Acquisition of licenses	—
Impairment of licenses	(426)
Amortization during the year	(333)
Balance as of February 29, 2012	$2,228

No impairments were deemed necessary during fiscal 2011, after review of the intangible asset balances for impairment per ASC 350.

Amortization Expense

Total intangible asset amortization for license agreements totaled $0.3 million and 0.9 million for fiscal 2012 and fiscal 2011, respectively. Estimated aggregate amortization expense for license agreements for the five succeeding fiscal years is reflected in the following table (in thousands):

Fiscal Year	Amount
2013	$ 193
2014	193
2015	193
2016	193
2017	189
Thereafter	1,267
Total	$2,228

Note 9. Note Payable

On October 17, 2011 the Company entered into an Asset Purchase Agreement to purchase the assets of a Titanic-themed exhibition (*Titanic: The Experience or "TTE"*) in Orlando, Florida from Worldwide Licensing & Merchandising, Inc. and its shareholder, G. Michael Harris (together, "Worldwide"). Pursuant to the Agreement, the Company purchased the assets of the Orlando exhibition from Worldwide in an installment sale. The Company agreed to pay Worldwide directly a total of $800 thousand over a two-year period, and also agreed to assume rental and other arrearages owed by Worldwide, totaling $720 thousand, which the Company will pay over a four-year period. Based upon an interest rate of 7.6% the net present value of these payments was approximately $1,377,000 as of the date of the transaction.

The contractual future maturities of long-term debt as of February 29, 2012 are as follows:

Fiscal Year	Amount
2013	$ 505
2014	405
2015	—
2016	170
Total	$1,080

Note 10. Stock Compensation and Stock Options

Stock Compensation. The Company maintains certain stock compensation plans providing for incentive stock options ("ISOs"), nonqualified stock options ("NSOs"), stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), performance units, performance shares, dividend equivalents and other awards relating to the Company's common stock. In August 2009, our stockholders approved the 2009 Equity Incentive Plan, effective June 17, 2009 (the "2009 Plan") which, among other things, made 3,000,000 shares available for grant to directors, employees and consultants to provide the Company the ability to offer a full range of equity and cash-based awards. The 2009 Plan replaced the Amended and Restated 2007 Restricted Stock Plan, 2000 Stock Option Plan, and Amended and Restated 2004 Stock Option Plan, all of which terminated immediately after the 2009 Annual Meeting. The Company will not grant any new awards under these terminated plans, but any outstanding awards under the plans will remain outstanding in accordance with their terms.

As of February 29, 2012, we had 394,268 shares available for future grants under the 2009 Plan, which is the only plan open to new grants. As of February 29, 2012, our current stock option plan, terminated plans and grants outside of plans provided for the issuance of 3,211,919 shares of common stock if all outstanding options were exercised, restricted stock vested, warrants were exercised and additional shares available were granted.

The Company follows the fair value recognition provisions in the FASB guidance for stock compensation. Stock-based compensation expense recognized during the year includes the expense for all share-based payments granted on or prior to the end of the period, but not yet vested, based on the estimated grant date fair value. The following table reflects stock-based compensation expense included in General and administrative expenses in our Consolidated Statements of Operations (in thousands):

	February 29, 2012	February 28, 2011
Grant type:		
Stock options	$ 313	$ 246
Restricted stock	381	339
Warrants	11	31
	$ 705	$ 616

Stock Options. The fair value of options is amortized to expense on a straight-line basis over the options' vesting period. The Company did not grant any stock options during fiscal 2011. Fair value of stock options granted during fiscal 2012 was determined on the date of grant using the Black-Scholes option-pricing model, using the following weighted-average assumptions:

	Fiscal 2012
Dividend yield	0%
Expected volatility	86%
Risk-free interest rate	0.9%
Expected lives in years	4.00

Expected volatilities are based on the historical volatility of the Company's common stock. The Company uses the simplified method for estimating the expected life within the valuation model which is the period of time that options granted are expected to be outstanding. The risk free rate for periods within the expected life of the option is based on the U.S. Treasury Note rate.

The aggregate intrinsic value for the stock options outstanding and exercisable in the table represents the total pretax value, based on our closing stock price of $2.45 and $1.74 as of February 29, 2012 and February 28, 2011, respectively. The aggregate intrinsic value of the stock options exercised was $33 thousand and $401 thousand for fiscal 2012 and 2011, respectively. A summary of our stock options awarded under the plans and changes during fiscal 2012 and 2011 is presented below:

	February 29, 2012			February 28, 2011		
	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (000)	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (000)
Outstanding at beginning of year	2,630,542	$ 2.22	$ 1,275	2,960,542	$ 1.73	$ 993
Granted	300,000	1.66	—	—	—	—
Exercised	(25,800)	0.32	33	(330,000)	0.36	401
Forfeited or expired	—	—	—	—	—	—
Outstanding at end of year	2,904,742	$ 2.18	$ 2,433	2,630,542	$ 2.22	$ 1,275
Exercisable at end of year	2,214,741	$ 2.51	$ 1,510	1,460,542	$ 3.45	$ 47

In addition, the Company issued stock options outside of its stock compensation plans, summarized as follows:

Stock Options Issued Outside of Plans	Options	Weighted Average Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (000)
Outstanding at February 28, 2010	55,000	$ 3.25	8.00	$ —
Outstanding at February 28, 2011	55,000	$ 3.25	7.00	$ —
Outstanding at February 29, 2012	55,000	$ 3.25	6.00	$ —

The following table summarizes information about stock options outstanding by price range at February 29, 2012.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding at February 29, 2012	Weighted Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Options Exercisable at February 29, 2012	Weighted-Average Exercise Price
$ .00 to $ .50	—	—	$ —	—	$ —
$ .51 to $1.00	1,179,710	7.47	0.69	787,709	0.69
$1.01 to $2.00	353,334	3.31	1.67	53,334	1.76
$2.01 to $3.00	281,666	3.55	2.15	281,666	2.15
$3.01 to $4.00	679,167	3.92	3.70	679,167	3.70
$4.01 to $9.93	410,865	4.15	4.41	410,865	4.41
	2,904,742	5.65	$ 2.18	2,212,741	$ 2.51

As of February 29, 2012, we had $354 thousand of total unrecognized compensation expense related to non-vested stock options expected to be recognized over a weighted average period of 0.7 years. The stock-based compensation expense for stock options was based on grant date fair value of the awards for the remaining unvested periods. The total fair value of shares vested during the years ended February 29, 2012 and February 28, 2011 was $246 thousand and $246 thousand, respectively.

Restricted Stock Activity. The Company grants restricted stock or RSUs to certain of its employees and directors. Fair value of restricted stock and RSUs is determined based on the fair value of the Company's stock on the date of grant. The fair value of restricted stock and RSUs is amortized to expense on a straight-line basis over the restricted stock and RSU vesting period.

The aggregate intrinsic value for the restricted stock outstanding in the table represents the total pretax value, based on our closing stock price of $2.45 and $1.74 as of February 29, 2012 and February 28, 2011, respectively. The weighted average grant date fair value of the restricted stock granted was $1.78 during fiscal 2012. A summary of our restricted stock and changes during the years ended February 29, 2012 and February 28, 2011 is presented below:

Restricted Stock Issued Within Plan	Shares	Weighted Average Price	Weighted Average Contractual Life (Years)	Aggregate Intrinic Value (000)
Non-vested at February 28, 2010	136,000	1.25	0.84	171
Granted	447,063	1.73	1.36	—
Forfeited or expired	—	—	—	—
Vested	(156,000)	1.25	—	—
Non-vested at February 28, 2011	427,063	1.86	1.58	743
Granted	123,174	1.78	1.00	—
Forfeited or expired	(249,529)	1.85	—	—
Vested	(108,531)	1.87	—	—
Non-vested at February 29, 2012	192,177	$ 1.80	0.81	$ 471

In addition, the Company issued restricted stock outside of plans, summarized as follows:

Restricted Stock Issued Outside of Plan	Shares	Weighted Average Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (000)
Non-vested at February 28, 2010	85,000	1.22	2.21	107
Granted	—	1.44	—	—
Forfeited or expired	(25,000)	0.65	—	—
Vested	(55,000)	1.12	—	—
Non-vested at February 28, 2011	5,000	$ 1.57	0.28	$ 9
Granted	12,500	0.78	—	—
Forfeited or expired	—	—	—	—
Vested	(17,500)	0.97	—	—
Non-vested at February 29, 2012	—	$ —	—	$ —

As of February 29, 2012, we had $258 thousand in unrecognized compensation cost related to non-vested restricted stock awards expected to be recognized over a weighted average period of 0.4 years. The stock-based compensation expense for restricted stock was based on grant date fair value of the awards for the remaining unvested periods. The total fair value of shares vested during fiscal 2012 and 2011 was $423 thousand and $254 thousand, respectively.

Warrants. The Company granted warrants under various agreements. Warrants related to these agreements entered into in March 2008 and August 2011 remain outstanding at February 29, 2012. Fair value of warrants issued under these agreements was determined based on the Black-Scholes pricing model using the following weighted-average assumptions:

	Agreements issued in	
	Fiscal 2009	**Fiscal 2012**
Dividend yield	0%	0%
Expected volatility	120%	37%
Risk-free interest rate	4.2%	0.2%
Expected lives in years	5.0	0.5

The Company's warrants position is summarized as follows:

	Warrants Outstanding			**Warrants Exercisable**	
Range of Exercise Prices	**Warrants Outstanding at February 29, 2012**	**Weighted-Average Exercise Price**	**Weighted Average Remaining Contractual Life (Years)**	**Warrants Exercisable at February 29, 2012**	**Weighted-Average Exercise Price**
$1.01 to $2.00	54,000	1.82	—	54,000	1.82
$4.01 to $5.00	6,000	4.57	1.04	6,000	4.57
	60,000	$ 2.10	0.10	60,000	$ 2.10

A summary of warrants issued and changes during fiscal 2012 and 2011 is presented below:

	February 29, 2012		**February 28, 2011**	
	Number of Warrants	**Weighted Average Exercise Price**	**Number of Warrants**	**Weighted Average Exercise Price**
Outstanding at beginning of year	110,000	$ 4.30	1,316,417	$ 2.56
Issued	54,000	1.82	—	—
Forfeited or expired	(104,000)	4.29	(1,206,417)	2.40
Outstanding at end of year	60,000	$ 2.10	110,000	$ 4.30
Exercisable at end of year	60,000	$ 2.10	100,000	$ 4.33

No warrants were exercised or granted during the fiscal year ended February 28, 2011.

The fair value for warrants issued was determined on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions for the two remaining service agreements:

As of February 29, 2012, we had no unrecognized compensation cost related to non-vested warrants. The stock-based compensation expense for warrants was based on grant date fair value of the awards for the remaining unvested periods.

Note 11. Lease Abandonment

In 2008, the Company entered into a lease for exhibition space with Ramparts, Inc., the owner and operator of the Luxor Hotel and Casino in Las Vegas, Nevada. The Company's initial plans for the space were to operate three exhibitions and several ancillary attractions. During the third quarter of fiscal 2009, the Company opened two of three exhibitions. There were deficiencies with the third exhibition which, in the Company's judgment, prevented the Company from proceeding with the original plan. During the fourth quarter of fiscal 2010, the Company decided it was no longer feasible to open a third exhibition and committed to a plan to exit the space. Accordingly, the Company recorded lease abandonment expense of $4.4 million during fiscal 2010 based on the remaining payments under a non-cancellable operating lease and adjusted for expected sublease rent. The related long-term lease abandonment liability of $2.6 million and $3.0 million at February 29, 2012 and February 28, 2011, respectively is reflected in Lease abandonment in the Consolidated Balance Sheets. The related current portion lease abandonment liability of $0.6 million and $0.7 million at February 29, 2012 and February 28, 2011, respectively is reflected in Accounts payable and accrued liabilities in the Consolidated Balance Sheets.

On July 19, 2010, the Company entered into a sublease agreement with Image Quest Worldwide, Inc. ("Image Quest"), under which they agreed to sublease the abandoned space to present a sports themed exhibition. Under the terms of the agreement Image Quest agreed to pay Premier monthly rent equal to the greater of $30 thousand or 10% of gross sales ("rental charges") and additional charges under the lease, such as common area maintenance charges, ("additional charges") as allocated based on square footage of the subleased area. The Company has agreed to waive these rental charges and additional charges for August 2010 through July 2011. For the next twenty four months of the lease term (August 2011 – July 2013), 50% of the monthly rental charges and all additional charges will accrue, but are not payable to Premier until August 1, 2013, when the entire balance plus interest at 5% will become due and shall be paid in equal monthly installments over twelve months.

Note 12. Income Taxes

A summary of the components of the provision (benefit) for income taxes for fiscal 2011 and 2010 consists of the following:

	February 29, 2012	February 28, 2011
Current income tax (benefit) expense:		
Federal	$ —	$ (1,299)
State	42	(196)
Foreign	134	270
Total current income tax benefit	176	(1,225)
Deferred income tax expense:		
Federal	—	928
State	—	—
Total deferred income tax expense	—	928
Total Income tax benefit	**$ 176**	**$ (297)**

The total provision for income taxes differs from the amount computed by applying the U.S. statutory federal income tax rate to income before income tax, as follows:

	February 29, 2012	February 28, 2011
Statutory federal income tax rate	34.0%	34.0
State taxes, net of federal tax benefit	—	1.3
Nondeductible expenses	(0.5)	(0.5)
Adjustments of prior year amounts	—	0.7
Uncertain tax matters	—	2.3
Change in valuation allowance	(34.1)	(32.5)
Foreign taxes, net of federal benefit	(2.1)	(2.3)
Other	(0.3)	(0.7)
	(3.0)%	2.3

Deferred income taxes recorded on the Company's Consolidated Balance Sheets result from temporary differences between the basis of assets and liabilities reported for financial statement purposes and such amounts reported under the tax laws and regulations. The net deferred income asset consists of the following (in thousands):

	February 29, 2012	February 28, 2011
Current deferred assets (liabilities):		
Accrued expenses	$ 1,085	$ 2,027
Accounts receivable	112	389
Inventory	64	44
Other	10	6
Prepaid insurance	(34)	(2)
Current deferred tax assets	1,237	2,464
Less: valuation allowance	(1,193)	(2,289)
Net current tax asset	$ 44	$ 175
Noncurrent deferred tax assets (liabilities):		
Equity compensation	$ 2,131	$ 2,136
Accrued expenses	726	—
Foreign net operating loss carryforward	732	754
Federal net operating loss carryforward	5,665	3,616
State net operating loss carryforward	604	608
Contribution carryforwards	100	94
Intangible assets	789	679
Federal tax credits	752	752
Fixed assets	(363)	(794)
Noncurrent deferred tax assets	11,136	7,845
Less: valuation allowance	(11,180)	(8,020)
Net noncurrent deferred tax assets (liabilities)	(44)	(175)
Net deferred tax assets	$ —	$ —

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company currently has approximately $16.7 million of U.S. federal net operating losses that are available as carryforwards. The net operating losses may be limited under Section 382 of the Internal Revenue Code. The Company has performed an analysis to determine how much of these losses may be limited and the impact of such limitations is not material.

As of February 29, 2012, the Company has $698 thousand of foreign tax credits and $55 thousand of minimum tax credits available to offset future payments of U.S. Federal income tax. If not used, the foreign tax credits will expire beginning in 2018. The minimum tax credits can be carried forward indefinitely. The Company also has approximately $12.9 million of state net operating losses that are available as either carryforwards or carrybacks. The majority of these losses were generated in fiscal 2012, 2011, 2010 and 2009, and will expire beginning in the fiscal year ending February 28, 2014.

Realization of the tax benefits of net operating loss carryforwards and tax credit carryforwards is dependent upon the Company's ability to generate sufficient future taxable income in the appropriate taxing jurisdictions and within the applicable carryforward periods. After giving consideration to current forecasts of future taxable income and the expiration period of the carryforward tax benefits, the Company has recorded a valuation allowance of $12.4 million to offset all net deferred income tax assets. This reflects an increase of $2.1 million from the valuation allowance of $10.3 million for fiscal 2011.

Deferred tax assets relating to the tax benefits of employee stock options have been reduced to reflect exercises through the fiscal year ended February 29, 2012. Certain exercises resulted in tax deductions in excess of previously recorded tax benefits. The Company's net operating loss carryforwards referenced above at February 29, 2012 include $201 thousand of income tax deductions in excess of previously recorded tax benefits. Although these additional tax deductions are reflected in net operating loss carryforwards referenced above, the tax benefit will not be recognized until they reduce taxes payable. Accordingly, since the tax benefit does not reduce the Company's current taxes payable in 2012, these tax benefits are not reflected in the Company's deferred tax assets as presented above. The tax benefit of these excess deductions will be reflected as a credit to additional paid-in capital when recognized.

The Company has elected to record interest and penalties as a component of General and administrative expenses on the Consolidated Statement of Operations. Interest and penalties for fiscal 2012 and 2011 were immaterial.

Revenue Examinations

As of February 29, 2012, the Internal Revenue Service ("IRS") was conducting an examination of the Company's federal tax return for the fiscal year ended February 28, 2010. Although no final determination has been received by the Company as of February 29, 2012, we believe that the IRS will not assert any liability related to this exam. We have agreed on tentative settlements with the IRS related to several of the issues raised in its audit of our February 28, 2010 tax year. These settlements are subject to formal review and approval by the IRS. This proceeding is expected to be concluded within the next 12 months. The IRS examination was finalized in April 2012 in accordance with the tentative settlement. In addition to the review by the IRS, the Company is, at times, under review by various state revenue authorities. The IRS has completed its examination of the Company's federal tax returns for the fiscal years ended February 28(29), 2009, 2008 and 2007, with no significant adjustments required. The Company believes that adequate provisions for resolution of all contingencies, claims and pending litigation have been made for probable losses and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial condition.

As of February 29, 2012 the Company has determined no liabilities for uncertain tax positions should be recorded. The Company does not anticipate a material change in the amount of unrecognized tax benefits over the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Unrecognized tax benefits at February 28, 2010	$ 1,214
Decreases as a result of settlement with taxing authorities	(1,214)
Unrecognized income tax benefit at February 29, 2012 and February 28, 2011	$ —

Note 13. Net Loss Per Share

Basic per share amounts exclude dilution and are computed using the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential reduction in earnings per share that could occur if equity based awards were exercised or converted into common stock, unless the effects are anti-dilutive (i.e., the exercise price is greater than the average market price of the common shares). Potential common shares are determined using the treasury stock method and include common shares issuable upon exercise of outstanding stock options and warrants.

The following table sets forth the computation of basic and diluted net loss per share. Since both of the years ended February 29, 2012 and February 28, 2011 resulted in a net loss, the impact of dilutive effects of stock options was not added to the weighted average shares.

	February 29, 2012	February 28, 2011
Numerator:		
Net loss attributable to shareholders	$ (5,781)	$ (12,472)
Denominator:		
Basic weighted-average shares outstanding	47,418,894	46,943,269
Effect of dilutive stock options and warrants	—	—
Diluted weighted-average shares outstanding	47,418,894	46,943,269
Net loss per share:		
Basic	$ (0.12)	$ (0.27)
Diluted	$ (0.12)	$ (0.27)

Equity based awards not included in the per share computation because the option exercise price was greater than the average market price of the common shares are reflected in the following table.

	February 29, 2012	February 28, 2011
Warrants	6,000	110,000
Stock options	1,446,698	1,480,032
Total	1,452,698	1,590,032

Note 14. Employee Savings Plans

The Company sponsors the Premier Exhibitions 401(k) and Profit Sharing Plan (the "Plan") under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 60% of their salary or the maximum allowed under the Code. All employees who are at least age 21 and have completed three months of service with the Company are eligible to participate. Effective February 1, 2011, the Plan was amended to allow for Company matching of employee contributions at a rate of 50% up to 6% of eligible compensation. Prior to this amendment, the Company could only elect to make contributions to the Plan at the discretion of the Board of Directors. During fiscal 2012 and 2011, the Company made $45 thousand and $44 thousand in qualified matching contributions to the Plan, respectively.

Note 15. Commitments and Contingencies

Lease Arrangements

Specimens

The Company has non-cancelable operating leases for the rental of certain specimens used in its exhibitions. The leases are payable quarterly, have a term of five years and five annual options to extend. During December 2010, the Company evaluated the performance of recently opened touring exhibitions and determined that the weak performance of several of the Bodies self-operated shows in unbranded facilities were well below expectations. Consequently, the Company elected not to renew certain of the leases it held on collections of specimens used in its touring Bodies exhibitions. After these agreements were not extended, at February 28, 2011, the Company had three lease agreements remaining for specimens, with expiration dates of September 2011 and June 2012. During fiscal year ended 2012 another of these agreements was allowed to expire. The Company currently has two lease agreements for specimens with expiration dates in April and June 2013. Minimum annual rental under these agreements is $1.7 million, payable in quarterly amounts of $450 thousand.

Equipment

The Company has entered into various agreements for printing and copying equipment for its offices and permanent exhibition sites. These leases expire at various times between 2013 and 2016. The agreements provide for a base rental rate which either includes or excludes a set number of allowable copies per rental period, according to each agreement. Copies in excess of the allowable amount are charged to the Company at rates specified in each contract. Base monthly rental rates for these contracts total $4 thousand.

Principal Executive Offices

Our principal executive office is located at 3340 Peachtree Road, N.E., Suite 900, Atlanta, Georgia. This space, which consists of 10,715 square feet, is used for management, administration and marketing purposes. The Company entered into a seventh amendment to the lease for its principal executive office space in Atlanta, Georgia effective January 1, 2012. Under this amendment, the square footage leased is reduced to approximately 10,715 square feet and the lease term has been extended for an additional twenty-four months.

Warehouse Space for Artifacts and Other Exhibitry

The Company's lease for warehouse and lab space in Atlanta, Georgia for the conservation, conditioning and storage of artifacts and other exhibitry expired on December 31, 2011. Other storage space has been rented on a month-to-month basis, in various locations, as needed. In order to consolidate storage and reduce related costs, on October 12, 2011 the Company entered into a lease agreement for approximately 48,000 square feet of warehouse and lab space in Atlanta, Georgia. The agreement is for a five year term with two additional options to extend for up to an additional ten years. For security purposes, we do not disclose the location of this property.

Luxor Hotel and Casino – Las Vegas, Nevada

On March 12, 2008, the Company entered into a ten year lease agreement for exhibition space with Ramparts, Inc., owner and operator of The Luxor Hotel and Casino in Las Vegas, Nevada, with an option to extend for up to an additional ten years. This lease includes approximately 36,141 square feet of space within the Luxor Hotel and Casino. We use the space, among other things, to present our "Bodies...The Exhibition" and Titanic exhibitions. The lease commenced with the completion of the design and construction work which related to the opening of our "Bodies...The Exhibition" exhibition in August 2008 and the opening of the Titanic exhibition in December 2008. Minimum annual rent for the first three years is $3.4 million, payable in equal monthly installments, and $3.6 million a year thereafter. Additionally, contingent rentals may also be due if revenues exceed certain amounts, which were not met in fiscal 2012 or fiscal 2011. See discussion in **Note 11. Lease Abandonment** regarding abandonment of a portion of the leased space.

On July 2, 2008, the Company entered into a lease agreement for exhibition space with Atlantic Town Center in Atlanta, Georgia. Until March 6, 2012 we used the space to present our "Bodies...The Exhibition" and our "Dialog in the Dark" exhibitions. This space is currently being used to present our "Bodies...The Exhibition" and our "Titanic: The Artifact Exhibition" exhibitions. The initial lease term was for three years with four one-month renewal options and was scheduled to expire in February 2012. On September 30, 2011, the Company entered into a first amendment to this lease. The first amendment extends the lease term for an additional 16 months, with a two year extension option, and expires January 31, 2013.

Seaport—New York City, New York

On April 7, 2008 the Company entered into a lease agreement for exhibition space with General Growth Properties, Inc. in New York City, New York. We use the space to present our "Bodies...The Exhibition" exhibition and opened a "Dialog in the Dark" exhibition in a portion of the leased space in the summer of 2011. The lease term is for five years, expiring December 31, 2012, with lessor's ability to cancel the lease agreement in calendar years 2011 or 2012 by providing 90 days written notice.

Titanic – "The Experience" – Orlando, Florida

On October 17, 2011 the Company entered into the assignment and second amendment to lease for exhibition space with George F. Eyde Orlando, LLC and Louis J. Eyde Orlando, LLC. We use the space to present our "Titanic – The Experience" exhibition and dinner theatre. The lease term is for five years and expires in September 2016.

Touring Exhibitions

The Company enters into short-term lease agreements for exhibition space for its touring exhibitions. At February 29, 2012, the Company was obligated under a lease agreement for one of its touring exhibits.

Lease Expense and Commitments

Lease expense charged to operations under these agreements was as follows:

	February 29, 2012	February 28, 2011
Specimen fixed rentals	$ 2,517	$ 5,600
Real estate fixed rentals	4,980	5,736
Equipment rentals	66	50
Total rent expense	$ 7,563	$ 11,386

Aggregate minimum lease commitments at February 29, 2012, are as follows:

Fiscal Year	Amount
2013	$ 6,697
2014	4,032
2015	4,013
2016	3,997
2017	3,900
Thereafter	6,942
Total	$29,581***

*** ***Amounts have been reduced by sublease rental income of $400 thousand and $150 thousand for fiscal years 2013, and 2014, respectively.***

Titanic Artifact Sale Transaction Costs

The Company is party to a Consignment Agreement with Guernsey's auction house to sell the Company's Titanic artifacts and related intellectual property. If and when a transaction is closed, the Company will be required to pay Guernsey's a fee of up to 8% of the sale price if a purchase agreement is entered into within 60 days of the auction deadline, and up to 4% of the sale price if a purchase agreement is entered into thereafter. The actual amount of the commission will depend on the sale price, identity of the purchasing party and the date when the sale is closed. In addition, if and when a transaction to sell the Titanic artifact collection is closed, the Company may be required to pay a Transaction Bonus to Christopher Davino, former President of RMS Titanic, Inc., dependent upon the sale price, identity of the purchasing party and the date when the sale is closed. If a Transaction Bonus is paid to Mr. Davino, it is expected to be in the range of $625 thousand to $5.25 million, as previously disclosed by the Company. In addition, the Company expects to incur other legal, accounting and investment banking expenses if and when a sale of the Titanic artifacts is completed.

Legal Proceedings

The Company is currently involved in certain legal proceedings. To the extent that a loss related to a contingency is reasonably estimable and probable, the Company accrues an estimate of that loss. Because of the uncertainties related to both the amount and range of loss on certain pending litigation, the Company may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome of such litigation. As information becomes available, the Company assesses any potential liability related to pending litigation and makes or, if necessary, revises its estimates. Such revisions in estimates of potential liability could materially impact the Company's results of operations and financial position. At February 29 2012, the Company had $475 thousand accrued for legal settlements related to the Sports Immortal settlement.

Concentrations

The Company conducts business with certain third party presenters in order to bring its exhibitions to market. If relationships with any or all of these presenters is damaged or the presenters decide to no longer conduct business with the Company, it is possible that the Company's ability to bring its exhibits to market could be delayed or otherwise impaired. There is currently no indication that these relationships are impaired or that the presenters intend to terminate their business relationship with the Company.

In addition, the Company currently presents three types of exhibits, two of which are dependent upon license agreements in order to present the exhibitions. If license agreements related to the Company's "Dialog in the Dark" or "Bodies...the Exhibit" and "Bodies Revealed" exhibitions are not renewed in the future, it could prevent the Company from presenting these exhibitions. There is currently no indication that these licenses would not be able to be renewed.

The Company currently conducts much of its business outside of the U.S. At February 29, 2012, the Company had 2 of its total 17 exhibits located in the following foreign countries: Singapore and Canada.

Note 16. Related Party Transactions

Consulting Agreements

On February 2, 2009, the Company entered into a month to month consulting agreement with Foxdale Management, LLC and Mr. Samuel Weiser whereby Mr. Weiser provides advice and other consulting services to the Company at a rate which was originally not to exceed $20 thousand per month and amended in January 2011 not to exceed $25 thousand per month. The Company incurred $295 thousand and $238 thousand in expenses under this agreement for fiscal 2012 and 2011, respectively. Mr. Weiser has served as a member of the Company's Board of Directors since August 2009 and was previously the Chief Operating Officer of Sellers Capital, LLC. Pursuant to this consulting agreement, Mr. Weiser served as Interim Chief Financial Officer of the Company from May 17, 2011 to June 27, 2011 and currently serves as Interim President and Chief Executive Officer. Prior to his appointment as Interim Chief Financial Officer, Mr. Weiser had been serving as a consultant to the Company and overseeing the Company's finance function while the Company began conducting a search for a permanent Chief Financial Officer.

Note 17. Non-controlling Interest

On May 14, 2010, the Company entered into a joint venture arrangement with S2BN Entertainment Corporation ("S2BN"), to develop, design and produce future exhibitions. The Company and S2BN each own 50 percent of the joint venture and share equally in the funding requirements and profits and losses of the joint venture exhibitions. The Company and S2BN work together to identify, develop and produce mutually agreed upon new exhibitions or entertainment properties within the realm of popular culture.

The Company entered into a License Agreement (the "Agreement") with Playboy Enterprises International, Inc. ("Playboy") in May of 2008 for the right to present and promote new exhibitions related to the Playboy brand. On May 14, 2010, the Company entered into a joint venture arrangement with S2BN. S2BN, to develop, design and produce future exhibitions. The Company and S2BN agreed to jointly develop, design, and produce a Playboy exhibit, and S2BN agreed to reimburse 50 percent of the enumerated costs incurred related to this initial exhibit concept.

Although the Company does not have a controlling financial interest in the joint venture, we have determined that consolidation is appropriate due to assessment of the Company's participation in the financial and operational decisions of the joint venture made in the ordinary course of business, as outlined in ASC 810-10-25. Therefore, the joint venture's results have been consolidated into the Company's financial statements and reflected as a non-controlling interest.

We paid a $250 thousand license fee advance to Playboy under this Agreement in May 2008, and agreed to pay certain additional advances through the five year term of the Agreement. During fiscal 2011, we amended our May 2008 Agreement to revise the payment due dates for $300 thousand of license fee advances due for each of calendar years 2010 and 2011 and to establish a $300 thousand license fee advance payable for each of calendar years 2013 and 2014, subject to a unilateral termination right to which the Company is entitled. The unilateral termination right required the Company to pay a $300 thousand termination fee unless the termination right was exercised on or prior to August 31, 2011, in which case the Company was entitled to apply the $300 thousand 2011 license fee advance against the termination fee that would otherwise be payable. On August 25, 2011 the Company notified Playboy that the joint venture was terminating the Agreement pursuant to its unilateral termination right in the Agreement. While the Agreement provided that the joint venture would still owe Playboy a final license fee installment of $150 thousand despite any such termination, the Company and S2BN also contend that Playboy previously breached the Agreement, and the joint venture accordingly reserved its rights to pursue all remedies and damages (which would include withholding any such final license fee installment).

In addition to $840 thousand in costs incurred in prior periods for developing, creating and compiling the business and marketing plans as well as extending the exhibition rights for a potential Playboy exhibit, during the portion of fiscal 2012 that the Agreement was in effect, the Company incurred expenditures for exhibition rights of $50 thousand and received $77 thousand in reimbursements from S2BN for its share of total development costs incurred to date. Costs incurred and related reimbursements from S2BN by type are reflected in the following table (in thousands).

	Total Costs	50% S2BN Portion
License fees paid	$650	$ 325
Expenses paid	190	95
Total	840	420
License fees reimbursed by S2BN		(275)
Expenses reimbursed by S2BN		(93)
Receivable balance at February 28, 2011		52
Fiscal 2012 activity:		
License fees paid	50	25
Expenses paid	—	—
Total	50	25
License fees reimbursed by S2BN		(75)
Expenses reimbursed by S2BN		(2)
Receivable balance at February 29, 2012		$ —

Due to the termination of the agreement with Playboy, the Company recorded an impairment charge of $217 thousand for Playboy licenses, net of accumulated amortization. The Company also recorded an impairment charge of $141 thousand for construction in progress, comprised of expenses incurred in the creation of the Playboy exhibit. The total impairment charge of $358 thousand related to Playboy is included in Impairment of intangibles and property and equipment on the Consolidated Statement of Operations for the fiscal year ended February 29, 2012.

Due to the termination of the Agreement and the related impairments, S2BN's investment in the joint venture through its payment of 50 percent of the costs of the potential exhibit was fully impaired in the second quarter of fiscal 2012. An impairment charge of $197 thousand is reflected in Net loss attributable to non-controlling interest on the Consolidated Statements of Operations for the fiscal year ended February 29, 2012.

Note 18. Restructuring Activities

2011 Expense and Staff Reductions

On January 11, 2011, the Company announced its intentions to exit the self-operated Bodies exhibitions and focus on touring Bodies with promoters and museums, as well as the Titanic exhibitions, Dialog in the Dark and new content. Additionally, the Company announced its intentions to make reductions in its staff at its headquarters to achieve savings in General and administrative costs. No impairment of any asset was incurred as part of this decision, as property and equipment used in our closed exhibits can be used in other of the Company's exhibits and lease agreements for specimens used in closed shows had reached the end of their agreement terms. In connection with this announcement, the Company reduced its self-operated touring Bodies exhibits to 6 at February 28, 2011 from 11 at November 30, 2010 and returned three specimen sets upon expiration of their related lease agreements. No material costs outside of normal operating activities related to deconstructing and moving an exhibition were incurred for these closed exhibits. Employee severance and other termination costs for fiscal 2011 totaled $104 thousand, of which $42 thousand remained to be paid at February 28, 2011. These costs are included in General and administrative expenses in the Consolidated Statement of Operations. The Company's exit from self-operated Bodies exhibitions and all related staff reductions have been completed. The following table illustrates the restructuring charges and remaining reserve for fiscal 2011 (in thousands):

Restructuring charges:	
Employee severance and termination benefits	$104
Payments applied against reserve in Fiscal Year 2011	(62)
Balance as of February 28, 2011	42
Payments applied against reserve in Fiscal Year 2012	(42)
Balance as of February 29, 2012	$—

Note 19. Litigation and Other Legal Matters

Status of Salvor-in-Possession and Interim Salvage Award Proceedings

The Company has been party to a salvage case titled *RMS Titanic, Inc. v. The Wrecked and Abandoned Vessel, et al., in rem* for over 15 years. The Company sought to maintain its status as sole salvor-in-possession of the Titanic wreck site and also sought an interim salvage award in the form of title to the recovered Titanic artifacts or a monetary award.

In June 1994, the U. S. District Court for the Eastern District of Virginia (the "District Court") awarded ownership, to our wholly-owned subsidiary RMST of all items then salvaged from the wreck of the Titanic as well as all items to be salvaged in the future so long as RMST remained salvor-in-possession. However, in two orders, dated September 26, 2001 and October 19, 2001, respectively, the District Court restricted the sale of artifacts recovered by RMST from the Titanic wreck site. On April 12, 2002, the U.S. Court of Appeals for the Fourth Circuit (the "Appellate Court") affirmed the two orders of the District Court. In its opinion, the Appellate Court reviewed and declared ambiguous the June 1994 order of the District Court that had awarded ownership to RMST of the salvaged items. Having found the June 1994 order ambiguous, the Appellate Court reinterpreted the order to convey only possession of the artifacts with a lien on them, not title, pending determination of a salvage award. On October 7, 2002, the U.S. Supreme Court denied RMST's petition of appeal.

On May 17, 2004, RMST appeared before the District Court for a pre-trial hearing to address issues in preparation for an interim salvage award trial. At that hearing, RMST confirmed its intent to retain its salvor-in-possession rights in order to exclusively recover and preserve artifacts from the wreck site of the Titanic. In addition, RMST stated its intent to conduct another expedition to the wreck site. As a result of that hearing, on July 2, 2004, the District Court rendered an opinion and order in which it held that it would not recognize a 1993 Proces-Verbal, pursuant to which the government of France granted RMST title to all artifacts recovered from the wreck site during the 1987 expedition (the "1987 Artifacts"). The court also held that RMST would not be permitted to present evidence at the interim salvage award trial for the purpose of arguing that RMST should be awarded title to the Titanic artifacts through the law of finds.

RMST appealed the July 2, 2004 District Court order to the Appellate Court. On January 31, 2006, the Appellate Court reversed the lower court's decision to invalidate the 1993 Proces-Verbal, pursuant to which the government of France granted RMST title to all artifacts recovered from the wreck site during the 1987 expedition. As a result, the Appellate Court tacitly reconfirmed that RMST owns the approximately 2,000 artifacts recovered during the 1987 expedition. The Appellate Court affirmed the lower court's ruling that RMST will not be permitted to present evidence at the interim salvage award trial for the purpose of arguing that RMST should be awarded legal title to the remainder of the Titanic artifacts through the law of finds.

On November 30, 2007, RMST filed a motion with the District Court seeking an interim salvage award. On March 25, 2008, the court entered an order granting permission to the U.S. to file an *amicus curiae* (friend of the court) response regarding RMST's motion for an interim salvage award. The U.S. response states that an interim *in-specie* award (an award of the artifacts instead of a monetary salvage award) with limitations, made by the court to RMST, could serve as an appropriate mechanism to satisfy RMST's motion for a salvage award and to help ensure that the artifacts recovered by RMST from the wreck of the Titanic are conserved and curated together in an intact collection that is available to the public for historical review, educational purposes, and scientific research in perpetuity. On April 15, 2008, the District Court entered an order requesting us to propose suggested covenants that would be included in an *in specie* award. The order also outlines a process for further discussion pertaining to such covenants should the court decide to issue an *in-specie* award.

In September 2008, RMST submitted revised covenants and conditions in connection with our request for an *in-specie* award for the remaining Titanic artifacts. This submission was made pursuant to the order issued by the District Court in April 2008. As part of developing the revised covenants and restrictions, we engaged in consultative discussions with the U.S. government. On October 14, 2008, the U.S. filed an amicus response to RMST's proposed revised covenants, and by leave of the District Court granted on October 31, 2008, RMST in turn filed a reply brief on November 12, 2008. On November 18, 2008, we attended a status conference at the District Court. At the conclusion of that hearing, the District Court asked for certain additional submissions from RMST and the U.S., which were provided.

The District Court held an evidentiary hearing from October 26, 2009 through November 2, 2009 on our motion for a salvage award. On August 12, 2010, the District Court issued an opinion granting a salvage award to RMST based upon the Company's work in recovering and conserving over three thousand artifacts from the wreck of Titanic during its expeditions conducted in 1993, 1994, 1996, 1998, 2000, and 2004 (the "Post 1987 Artifacts"). The Company was awarded 100 percent of the fair market value of the artifacts, which the District Court set at approximately $110 million. The District Court reserved the right to determine whether to pay the Company a cash award from proceeds derived from a judicial sale, or in the alternative, to issue the Company an *in-specie* award of title to the artifacts with certain covenants and conditions which would govern their maintenance and future disposition. The District Court held a status hearing on June 30, 2011, to receive an update on the 2010 expedition, specifically with regard to the scientific mapping of the wreck site and coordination with experts in the underwater community.

On August 15, 2011, the District Court granted an *in-specie* award of title to the artifacts to RMST for the Post 1987 Artifacts. Title to the Post 1987 Artifacts comes with certain covenants and conditions drafted and negotiated by the Company and the United States government. These covenants and conditions govern the maintenance and future disposition of the artifacts. These covenants and conditions include the following:

- The approximately 2,000 "1987 Artifacts" and the approximately 3,500 "Post 1987 Artifacts" must be maintained as a single collection;
- The combined collections can only be sold together, in their entirety, and any buyer would be subject to the same conditions applicable to RMST; and
- RMST must comply with provisions that guarantee the long-term protection of all of the artifacts. These provisions include the creation by RMST of a trust and reserve fund (the "Trust Account"). The Trust Account will be irrevocably pledged to and held for the exclusive purpose of providing a performance guarantee for the maintenance and preservation of the Titanic collection for the public interest. The Company will pay into the Trust Account a minimum of twenty five thousand dollars ($25 thousand) for each future fiscal quarter until the corpus of such Trust Account equals five million dollars ($5 million). Though not required under the covenants and conditions, Company will make additional payments into the Trust Account as it deems appropriate consistent with its prior representations to the Court and sound fiscal operations. The Company established the Trust Account and funded it with $25 thousand during November 2011.

Status of International Treaty Concerning the Titanic Wreck

The U.S. Department of State (the "State Department") and the National Oceanic and Atmospheric Administration of the U.S. Department of Commerce ("NOAA") are working together to implement an international treaty (the "Treaty") with the governments of the United Kingdom, France and Canada concerning the Titanic wreck site. If implemented in this country, this treaty could affect the way the District Court monitors our salvor-in-possession rights to the Titanic. These rights include the exclusive right to recover artifacts from the wreck site, claim possession of and perhaps title to artifacts recovered from the site, and display recovered artifacts. Years ago we raised objections to the State Department regarding the participation of the U.S. in efforts to reach an agreement governing salvage activities with respect to the Titanic. The proposed Treaty, as drafted, did not recognize our existing salvor-in-possession rights to the Titanic. The United Kingdom signed the Treaty in November 2003, and the U.S. signed the Treaty in June 2004. For the Treaty to take effect, the U.S. must enact implementing legislation. As no implementing legislation has been passed, the Treaty currently has no binding legal effect.

The Company has worked with the U.S. government regarding several draft revisions to the government's proposed legislation which would implement the Treaty. For years, the State Department and NOAA have been working together to implement the Treaty. For nearly as long the Company has opposed the passage of the implementing legislation out of concerns that it failed to protect the Company's interests in the wreck site and failed to insure continued scientific and historic exploration.

In August, 2011, the State Department and NOAA resubmitted the draft legislation to Congress. RMST has worked with the U.S. government to develop a number of textual modifications to this proposed implementing legislation to address the Company's concerns. RMST intends to propose its own legislation incorporating these textual modifications. RMST plans to support the passage of this revised implementing legislation into law. The Company believes that the passage of this legislation, as modified by RMST, will recognize the Company's past and future role with regard to the wreck site. The legislation has been sponsored and is now progressing through the legislation process.

Other Litigation

The Company is also from time to time party to collection actions to recover amounts owed by promoters and other parties, particularly international promoters and partners. In *RMS Titanic, Inc. v. Citywest Productions and H.S.S. Trading as the Mansfield Group,* we sued in Dublin, Ireland to collect approximately $1.3 million owed by a promoter who licensed and presented a Titanic exhibition in Dublin. We were successful in obtaining judgment against the parties for the full amount of the claim. During the proceedings, the defendants went into receivership, which is an insolvency process under the laws of Ireland. This receivable was fully reserved in fiscal year 2011 and written off in fiscal year 2012. Recovery in this case is unlikely.

On August 5, 2011, the Company filed suit in the U.S. District Court for the Southern District of New York against Gunther Von Hagens, and his company, Plastination Company, Inc. The suit alleges that Von Hagens and Plastination breached a settlement agreement with the Company, tortiously interfered with the Company's business, conspired against the Company and engaged in unfair competition practices. These claims relate to information Von Hagens and Plastination provided to ABC News and other third-parties about the origin of the human anatomy specimens licensed by the Company and used in its human anatomy exhibitions. The Company has sued for unspecified damages. The case is still in its early stages and recovery is uncertain.

On February 24, 2012, the Company filed suit against Hong-Jin Sui, Hoffen Global Ltd., and Arnie Geller in the Circuit Court in and for Hillsborough County, Florida. The Company alleges that Sui and Hoffen breached certain contractual obligations relating to rights of first refusal and opportunities to match competing offers for the lease of sets of plastinated human anatomical specimens, leading to the opening of a series of exhibitions in Europe competitive with those of the Company. Geller, the Company's former CEO, is alleged to have tortuously interfered with the Company's contractual rights in connection with the European exhibitions. Geller has been served with the complaint and has filed an Answer to the claims against him. Service of the Complaint upon Hoffen and Sui has not yet been accomplished. Discovery against Geller is underway. It is premature to assess the likelihood of success or the amount of any potential recovery at this time.

From time to time the Company is or may become involved in other legal proceedings that result from the operation of its exhibitions and business.

Settled Litigation

On July 30, 2009, Sports Immortals, Inc. and its principals, Joel Platt and Jim Platt (together, "Sports Immortals"), filed an action against the Company in the Circuit Court of the Fifteenth Judicial District in Palm Beach County, Florida for claims arising from their license agreement with the Company under which the Company obtained rights to present sports memorabilia exhibitions utilizing the Sports Immortals, Inc. collection. The plaintiffs alleged that the Company breached the contract when the Company purported to terminate it in April of 2009, and they sought fees and stock warrant agreements required under the agreement. The Company filed its answer and counterclaims on September 7, 2009. Answering the complaint, the Company denied plaintiffs' allegations and maintained that the Sports Immortals, Inc. license agreement was properly terminated. The Company counterclaimed against the plaintiffs for breach of contract, fraudulent inducement and misrepresentation, breach of the covenant of good faith and fair dealing, and violation of Florida's deceptive and unfair practices act. On August 16, 2011, the Company and Sports Immortals entered into a Settlement and Release Agreement (the "Agreement"). In exchange for full settlement and release of all claims of Sports Immortals, pursuant to the Agreement the Company agreed to pay $475 thousand currently, $475 thousand on the first anniversary of settlement, and to exchange certain warrants previously issued to Jim Platt and Joel Platt for warrants with an exercise price set at the market price on the date of settlement of $1.82. An expense of $6 thousand for the exchange of these warrants is included in General and administrative expenses on the Consolidated Statements of Operations for the year ended February 29, 2012. In fiscal 2010, the Company accrued $167 thousand as an estimate of the cost to settle this litigation. An additional expense of $783 thousand is included in Litigation Settlement on the Consolidated Statements of Operations for the year ended February 29, 2012. The first installment of the settlement agreement of $475 thousand was paid on September 7, 2011. The remaining $475 thousand settlement payable is reflected in Accounts payable and accrued liabilities on the Consolidated Balance Sheets at February 29, 2012.

In April 2011, the Company filed suit in the U.S. District Court for the Northern District of Georgia against Serge Grimaux and his companies, including Serge Grimaux Presents, Inc. and 9104-5773 Quebec, Inc. The suit alleges that Grimeaux failed to pay over $800 thousand due and owing the Company under a series of license agreements pursuant to which Grimaux and his entities presented the Company's Titanic and human anatomy exhibitions in venues throughout Canada. The Company settled this litigation on November 10, 2011 for $375 thousand, of which $175 thousand has been paid and the remainder of which is subject to collection.

Proposed Legislation and Government Inquiries

On May 23, 2008, the Company entered into an Assurance of Discontinuance (the "Assurance") with the Attorney General of the State of New York. The Assurance resolves the inquiry initiated by the Attorney General's Office regarding our New York City exhibition, "Bodies...The Exhibition." Subject to the provisions of the Assurance, the Company has continued to operate the exhibition in New York City. Although most of its requirements under the Assurance have now been concluded, the Company will continue to post certain disclosures regarding the sourcing of the specimens in the exhibition as long as that exhibition operates in New York City. The Company has voluntarily agreed to similar disclosures with the states of Washington, Missouri, and Oklahoma.

Legislatures in a few states have considered legislation or passed bills that would restrict our ability to present human anatomy exhibitions in their states, such as by banning human anatomy exhibitions, requiring a permit to present such an exhibition, or imposing restrictions on how or where such exhibitions could be presented. The Company cannot predict whether any such legislation will be adopted or, if adopted, how such legislation might affect its ability to conduct human anatomy exhibitions. Additional states could introduce similar legislation in the future. Any such legislation could prevent or impose restrictions on the Company's ability to present our human anatomy exhibitions in the applicable states.

From time to time, the Company has or may receive requests and inquiries from governmental entities which result from the operation of our exhibitions and business. As a matter of policy, the Company will cooperate with any such inquiries.

Revenue Examinations

As of February 29, 2012, the Internal Revenue Service ("IRS") was conducting an examination of the Company's federal tax return for the fiscal year ended February 28, 2010. Although no final determination has been received by the Company as of February 29, 2012, we believe that the IRS will not assert any liability related to this exam. We have agreed on tentative settlements with the IRS related to several of the issues raised in its audit of our February 28, 2010 tax year. These settlements are subject to formal review and approval by the IRS. This proceeding is expected to be concluded within the next 12 months. The IRS examination was finalized in April 2012 in accordance with the tentative settlement. In addition to the review by the IRS, the Company is, at times, under review by various state revenue authorities. The IRS has completed its examination of the Company's federal tax returns for the fiscal years ended February 28(29), 2009, 2008 and 2007, with no significant adjustments required. The Company believes that adequate provisions for resolution of all contingencies, claims and pending litigation have been made for probable losses and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial condition.

Note 20. Foreign Operations

Our exhibitions regularly tour outside the U.S. Approximately 20.7% and 15.5% of our revenues for fiscal 2012 and fiscal 2011, respectively, resulted from exhibition activities outside the U.S. Exhibition activities outside the U.S. represented 24.9% and 43.3% of our total attendance for fiscal 2012 and fiscal 2011, respectively.

Many of our financial arrangements with our international trade partners are based upon foreign currencies, which exposes the Company to the risk of currency fluctuations between the U.S. dollar and the currencies of the countries in which our exhibitions are touring. Aggregate foreign currency transaction loss included in Net loss in the Consolidated Statement of Operations was $8.9 thousand and $2.3 thousand for fiscal 2012 and 2011, respectively. Foreign currency translation adjustments, as presented in Other comprehensive loss in the Consolidated Balance Sheet, are reflected in the following table (in thousands):

Foreign currency translation gain (loss):	
Balance as of February 28, 2010	$(313)
Translation adjustment	(134)
Balance as of February 28, 2011	$(447)
Translation adjustment	(25)
Balance as of February 29, 2012	$(472)

Note 21. Purchase and Registration Rights Agreements

On October 31, 2011, the Company and Lincoln Park Capital Fund, LLC ("LPC"), entered into a Purchase Agreement (the "LPC Purchase Agreement") and a Registration Rights Agreement (the "Registration Rights Agreement"), whereby the Company has the right to sell, at its sole discretion, to LPC up to $10 million of the Company's common stock, over a 36-month period (any such shares sold being referred to as the "Purchase Shares"). Under the Registration Rights Agreement, the Company agreed to file a registration statement with the SEC covering the Purchase Shares and the Commitment Shares (as defined below).

The LPC Purchase Agreement and Registration Rights Agreement were entered into following the termination by mutual agreement of previous purchase agreements and registration rights agreements dated May 20, 2011 and October 19, 2011, which provided for a substantially similar financing transaction between the Company and LPC. The October 19, 2011 agreements were terminated in order to enable the parties to reduce the maximum number of shares of the Company's common stock issuable in connection with the proposed financing transaction. The October 19, 2011 agreements replaced a previous purchase agreement and registration rights agreement dated May 20, 2011. The previous agreements were terminated by mutual agreement of the Company and LPC in order to eliminate the ability of the Company to sell Initial Purchase Shares of $1.25 million to LPC on the commencement of the Agreement, and to eliminate warrants that may have been issued under the original agreements if the Company had elected to sell the Initial Purchase Shares.

The registration statement filed pursuant to the Registration Rights Agreement has been declared effective by the SEC. The Company generally now has the right, but not the obligation, over a 36-month period, to direct LPC to periodically purchase the Purchase Shares in specific amounts under certain conditions at the Company's sole discretion. The purchase price for the Purchase Shares will be the lower of (i) the lowest trading price on the date of sale or (ii) the arithmetic average of the three lowest closing sale prices for the common stock during the 12 consecutive business days ending on the business day immediately preceding the purchase date. In no event, however, will the Purchase Shares be sold to LPC below the floor price as defined in the LPC Purchase Agreement.

In consideration for entering into the purchase agreement between the Company and LPC dated May 20, 2011, the Company issued to LPC 149,165 shares of common stock as an initial commitment fee. Under the October 30, 2011 Purchase Agreement, the Company is also required to issue up to 149,165 shares of common stock as commitment shares on a pro rata basis as the Company directs LPC to purchase the Company's shares under the Purchase Agreement. The LPC Purchase Agreement may be terminated by the Company at any time at the Company's discretion without any cost to the Company. The proceeds that may be received by the Company under the LPC Purchase Agreement are expected to be used for general corporate purposes, including working capital.

Under the LPC Purchase Agreement, the Company has agreed that, subject to certain exceptions, it will not, during the term of the LPC Purchase Agreement, effect or enter into an agreement to effect any issuance of common stock or securities convertible into, exercisable for or exchangeable for common stock in a "Variable Rate Transaction," which means a transaction in which the Company:

- issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of common stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of common stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to our business or the market for the common stock; or
- enters into any agreement, including, but not limited to, an equity line of credit, whereby it may sell securities at a future determined price.

The Company has also agreed to indemnify LPC against certain losses resulting from its breach of any of its representations, warranties or covenants under the agreements with LPC.

During the year ended February 29, 2012 the Company sold 275,000 shares for $634,675 and issued 158,632 commitment shares under this agreement.

Note 22: Asset Purchase Agreement and Related Matters

Transactions

On October 17, 2011 the Company entered into an Asset Purchase Agreement to purchase the assets of a Titanic-themed exhibition (*Titanic: The Experience or "TTE"*) in Orlando, Florida from Worldwide Licensing & Merchandising, Inc. and its shareholder, G. Michael Harris (together, "Worldwide"). Pursuant to the Agreement, the Company purchased the assets of the Orlando exhibition from Worldwide in an installment sale. The Company agreed to pay Worldwide directly a total of $800 thousand over a two-year period, and also agreed to assume rental and other arrearages owed by Worldwide, totaling $720 thousand, which the Company will pay over a four-year period.

We have also entered into an Assignment of and Second Amendment to Lease (the "Lease Agreement") with George F. Eyde Orlando, LLC and Louis J. Eyde Orlando, LLC (together, "Landlord") and Worldwide, which provides for a lease of the current exhibition space for five years, with an optional early termination after three years. The Lease Agreement reflects the Company's rental obligations and also the assumed rental arrearages paid on behalf of Worldwide as part of the consideration for the Asset Purchase Agreement.

Assets Acquired and Liabilities Assumed

Based upon the facts and circumstances of the acquisition, the Company has determined that it qualifies as a business purchase in accordance with ASC 805, Business Combinations, ("ASC 805"), which requires that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date.

Fair value of acquired assets was determined based on a combination of the market and cost approaches. The market approach indicates asset value should be measured by reference to prices for recent transactions involving identical or comparable assets. The cost approach estimates fair value by determining the current cost to acquire or construct a comparable asset. We used the market approach to estimate fair value for certain exhibitry and leasehold improvement assets where we had purchased comparable assets for our other exhibitions. For all other assets acquired, we used the cost approach. The fair value of the liabilities assumed as part of the Asset Purchase Agreement was determined by calculating their present value using an estimated incremental borrowing rate.

The following table reflects the estimated fair value of assets acquired and liabilities assumed as of the acquisition date (in thousands):

Assets:	
Fixed assets:	
Exhibitry	$ 1,077
Leasehold improvments	237
Other fixed assets	53
Other assets:	
Security deposit	10
Total assets acquired	$ 1,377
Liabilities:	
Payments to seller	743
Assumed lease arrearages	634
Total liabilities assumed	$ 1,377
Net assets aquired	$ —

As the fair value of the assets purchased equals the fair value of liabilities assumed no goodwill was created by the transaction.

The February 29, 2012 Consolidated Balance Sheet includes property and equipment obtained in the transaction in Property and equipment, the security deposit in Other current assets, and the liabilities assumed as part of the transaction in Short-term portion of notes payable and Long-term portion of notes payable. The acquisition and continuing operations of the Orlando, Florida Titanic exhibition are included in the Company's Exhibition Management segment.

The proforma results below include the effect of the acquisition as if it had been consummated as of March 1, 2010 (in thousands). The unaudited proforma financial information is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated as of March 1, 2010.

	February 29, 2012	February 28, 2011
Total revenue	$ 32,376	$ 46,000
Loss from operations	(5,934)	(13,050)
Net loss	(5,894)	(12,521)

Note 23—Segment Information

On September 29, 2011, the Company announced that it intended to separate its operations into two operating subdivisions, which function as separate divisions of Premier. These divisions represent an exhibition management subsidiary and a content subsidiary. As the Company began to manage its operations by segment during the third quarter of fiscal 2012, the Company has reclassified its prior period information to conform to the current period segment presentation.

The Company has determined that its reportable segments are Exhibition Management and RMS Titanic. The Exhibition Management segment involves the management of all of the Company's exhibition operations, including the operation and management of Premier's Bodies, Titanic (through an inter-company agreement with RMST), and Dialog in the Dark exhibitions. The RMS Titanic segment manages the Company's rights to the Titanic assets, including title to all of the recovered artifacts in the Company's possession and all of the intellectual property (video, photos, maps, etc.) related to the recovery of the artifacts and research of the ship. In addition, the RMS Titanic segment manages the Company's responsibilities as salvor-in-possession of the Titanic wreck site.

Revenue derived from exhibitions presented outside of the U.S. was $6.6 million and $6.9 million for fiscal 2012 and 2011, respectively. The Company's foreign exhibitions are all touring. As such, the concentration of foreign income in any period is fluid and changes as exhibitions are moved, normally every 4 to 6 months.

All reported revenues were derived from external customers, with the exception of the $1.4 million and $1.5 million in revenue reported for the RMS Titanic for fiscal 2012 and 2011, respectively. This revenue represents a royalty fee paid by the Exhibition Management segment for the use of Titanic assets in its exhibits, and is reflected as a corresponding cost of revenue on the Exhibition Management segment. Revenue earned and expenses charged between segments are eliminated in consolidation.

Certain corporate expenses are allocated to the RMS Titanic segment based on an intercompany agreement between PEM and RMST for corporate shared services. The remaining corporate expenses and income taxes are allocated to Exhibition Management.

The following tables reflect the Statements of Operations for fiscal 2012 and 2011, respectively by segment.

	Year Ended February 29, 2012 (In thousands)			
	Exhibition Management	RMS Titanic	Elimination	Total
Revenue	$ 31,710	$ 1,440	$ (1,440)	$ 31,710
Cost of revenue (exclusive of depreciation and amortization)	18,704	—	(1,440)	17,264
Gross profit	13,006	1,440	—	14,446
Operating expenses:				
General and administrative	12,444	1,514	—	13,958
Depreciation and amortization	3,817	105	—	3,922
Loss on disposal of assets	256	—	—	256
Impairment of intangibles and fixed assets	1,348	—	—	1,348
Litigation settlement	783	—	—	783
Total Operating expenses	18,648	1,619	—	20,267
Loss from operations	(5,642)	(179)	—	(5,821)
Other expense	(23)	—	—	(23)
Loss before income tax	(5,665)	(179)	—	(5,844)
Provision for income taxes	(176)	—	—	(176)
Net loss	(5,841)	(179)	—	(6,020)
Less: Net loss attributable to non-controlling interest	(239)	—	—	(239)
Net loss attributable to the shareholders of Premier	$ (5,602)	$ (179)	$ —	$ (5,781)

	Year Ended February 28, 2011 (In thousands)			
	Exhibition Management	RMS Titanic	Elimination	Total
Revenue	$ 44,751	$ 1,490	$ (1,490)	$ 44,751
Cost of revenue (exclusive of depreciation and amortization)	34,949	—	(1,490)	33,459
Gross profit	9,802	1,490	—	11,292
Operating expenses:				
General and administrative	17,611	1,603	—	19,214
Depreciation and amortization	5,000	53	—	5,053
Loss on disposal of assets	26	—	—	26
Total Operating expenses	22,637	1,656	—	24,293
Loss from operations	(12,835)	(166)	—	(13,001)
Other income	26	—		26
Loss before income tax	(12,809)	(166)	—	(12,975)
Benefit from income taxes	297	—	—	297
Net loss	(12,512)	(166)	—	(12,678)
Less: Net loss attributable to non-controlling interest	(206)	—	—	(206)
Net loss attributable to the shareholders of Premier	$ (12,306)	$ (166)	$ —	$ (12,472)

The assets in our Exhibition Management segment include exhibitry, leasehold improvements, and other assets necessary for operation of the Company's exhibitions. The RMS Titanic segment contains all of the Titanic assets, including title to all of the recovered artifacts in the Company's possession and all related intellectual property (video, photos, maps, etc.). The Company's assets by segment are reflected in the following table (in thousands).

	February 29, 2012	February 28, 2011
Assets:		
Exhibition Management	$ 15,438	$ 20,599
RMS Titanic	7,465	7,279
Corporate and unallocated	2,714	3,703
Total assets	$ 25,617	$ 31,581

Expenditures for additions to long-lived assets by segment for the year ended February 29, 2012 and February 28, 2011 are reflected in the table below (in thousands).

	February 29, 2012	February 28, 2011
Exhibition Management	$ 2,544	$ 2,645
RMS Titanic	262	4,246
Total capital expenditures	$ 2,806	$ 6,891

Note 24—Consignment agreement

On December 20, 2011, Premier entered into an agreement with Guernsey's auction house to conduct a sale of the Company's Titanic artifact collection and related intellectual property. These assets are reflected in the Consolidated Balance Sheet dated November 30, 2011, at a book value of $7.5 million. The Company has not set a price of sale, and both the legal form of an ultimate transaction and the use of the proceeds are to be determined by the Board of Directors at a later date.

Note 25 – Subsequent Events

Titanic Auction

The formal auction process ended on April 10, 2012, and the Company announced that it was in discussions with multiple parties for the potential purchase of its Titanic artifacts collection and would conduct these negotiations and due diligence in confidence. Consequently, the Company indicated it would provide an additional update to shareholders as soon as practical and the press conference originally scheduled for April 11, 2012, was postponed accordingly.

Arts and Exhibitions International Acquisition

On April 20, 2012, Premier Exhibition Management LLC and its wholly owned subsidiary, PEM Newco, LLC (Newco"), both subsidiaries of the Company, entered into a purchase agreement with AEG Live LLC, AEG Exhibitions LLC, and Arts and Exhibitions International, LLC pursuant to which Newco purchased substantially all of the assets of Arts and Exhibitions International, LLC ("AEI"). The assets purchased include the rights and tangible assets relating to four currently touring exhibitions known as "King Tut II," "Cleopatra," "America I Am" and "Real Pirates." The acquired assets include rights agreements with the owners of the artifacts and intellectual property comprising the exhibitions, museum/venue agreements for existing exhibition venues, sponsorship agreements, a warehouse lease and an office lease. Unless renewed our license to exhibit "King Tut II" will expire during fiscal 2013. In addition, the acquired assets include intellectual property related to proposed future exhibitions that the Company may further develop and produce. The Company will operate any such additional properties under its exhibition management subsidiary.

Pursuant to the Purchase Agreement, Newco purchased the exhibition properties and assets of AEI in exchange for the issuance to AEG of a 10% equity interest in PEM and a non-recourse and non-interest bearing promissory note in the initial principal amount of $14,187,000 and with a maturity date of February 28, 2017 (the "Promissory Note"). While no cash consideration was paid upon the closing of the transaction, the Company expects to incur approximately $575,000 in transaction related expenses for investment banking, legal, and accounting fees of the acquired business. Newco has also assumed the agreements and obligations associated with the acquired assets arising after the closing date, but AEG will retain the obligation to pay the rights fees that accrue on existing exhibitions, which payments are expected to total $3.2 million. When AEG pays these fees, the balance of the Promissory Note will be increased by the amount of the payment(s).

Pursuant to the Promissory Note, Newco will make payments to AEG equal to (a) 100% of net revenues from exhibition bookings entered into by AEG or pending as of closing and transferred to Newco pursuant to the Purchase Agreement, (b) 100% of net revenues from future bookings, after payment to PEM of a 10% booking fee, (c) 100% of the net revenues from the future sale of any tangible exhibitry, equipment and other fixed assets comprising the acquired assets, and (d) 20% of the net revenues from proposed exhibitions acquired from AEG that are ultimately developed and presented. "Net Revenues" are determined after deduction by Newco of the direct expenses of operating the exhibitions. Newco is also entitled to retain, before remitting any payments on the Promissory Note, a management fee in the following amount: (a) 5% of gross revenues (after deducting any PEM booking fees) for calendar year 2012; and (b) 10% of gross revenues (after deducting any PEM booking fees) for each calendar year thereafter; provided that the management fee shall not be less than the following minimum fees: $696,721 in calendar year 2012; $750,000 in calendar year 2013; $500,000 in calendar year 2014; and $250,000 in calendar years 2015 and 2016.

If the Promissory Note is paid in full prior to the maturity date, Newco will pay AEG 40% of any additional net revenues derived from operation of the acquired assets through the maturity date, after deduction of the 10% management fee and the 10% booking fee, if applicable. If the Promissory Note is not satisfied in full at the maturity date, Newco shall satisfy any shortfall by, at its option, selling some or all of the remaining acquired tangible assets, returning some or all the remaining acquired tangible assets to AEG, or paying the applicable portion of the value of the remaining tangible assets to AEG.

Due to the non-recourse nature of the Promissory Note, if the proceeds from the acquired exhibitions and asset sales described above are not sufficient to satisfy the Promissory Note in full on or prior to the maturity date, then none of the Company, PEM or Newco will have any liability with respect to any shortfall.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our Interim President and Chief Executive Officer (our principal executive officer) and our Chief Financial Officer and Chief Operating Officer (principal financial officer) evaluated our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. Based on such evaluation, our Interim President and Chief Executive Officer and our Chief Financial Officer and Chief Operating Officer concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the fourth quarter of the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control system was designed under the supervision of our Interim President and Chief Executive Officer and our Chief Financial Officer and Chief Operating Officer and with the participation of management in order to provide reasonable assurance regarding the reliability of our financial reporting and our preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the U.S.

All internal control systems, no matter how well designed and tested, have inherent limitations, including, among other things, the possibility of human error, circumvention or disregard. Therefore, even those systems of internal control that have been determined to be effective can provide only reasonable assurance that the objectives of the control system are met and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our Interim President and Chief Executive Officer and our Chief Financial Officer and Chief Operating Officer and with the participation of management, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on an assessment of such criteria, our management concluded that, as of February 29, 2012, we maintained effective internal control over financial reporting to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including our Interim President and Chief Executive Officer and our Chief Financial Officer and Chief Operating Officer, as appropriate, to allow timely decisions regarding required disclosure.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth below, the information required by this Item 10 is: (1) incorporated into this report by reference from our proxy statement to be issued in connection with our Annual Meeting of Shareholders under the headings "Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance," which proxy statement will be filed within 120 days after our fiscal year ended February 29, 2012 and (2) as set forth under "Directors and Executive Officers" in Part I of this report.

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer. Our Code of Ethics also applies to all of our other employees and, as set forth therein, to our directors. Our Code of Ethics is posted on our website at *www.prxi.com* under the heading "The Company." We intend to satisfy any disclosure requirements pursuant to Item 5.05 of Form 8-K regarding any amendment to, or a waiver from, certain provisions of our Code of Ethics by posting such information on our website under the heading "The Company."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated into this report by reference from our proxy statement to be issued in connection with our Annual Meeting of Shareholders under the headings "Executive Compensation" and "Corporate Governance," which proxy statement will be filed within 120 days after our fiscal year ended February 29, 2012.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, the information required by this Item 12 is incorporated into this report by reference from our proxy statement to be issued in connection with our Annual Meeting of Shareholders under the heading "Security Ownership of Certain Beneficial Owners and Management," which proxy statement will be filed within 120 days after our fiscal year ended February 29, 2012.

Securities Authorized for Issuance under Equity Compensation Plans as of February 29, 2012

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Restricted Stock Units and Warrants (1)	Weighted-Average Exercise Price of Outstanding Options, Restricted Stock Units and Warrants	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (2)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,211,919	$ 2.13	394,268
Equity compensation plans not approved by security holders (3)	115,000	$ 2.65	N/A
Total	3,326,919	$ 2.15	394,268

(1) Column (a) represents the number of shares of our common stock that may be issued in connection with the exercise or conversion of 1,434,741 outstanding stock options granted under our Amended and Restated 2004 Stock Option Plan (the "2004 Plan") and 1,777,178 outstanding stock options and restricted stock units granted under the 2009 Equity Incentive Plan (the "2009 Plan").

(2) Column (c) shares that may be issued under our 2009 Plan.

(3) Represents 55,000 outstanding stock option awards made to employees outside pursuant to individual employment agreements and 60,000 warrants to promoters and licensors outside of our 2000 Plan and 2004 Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated into this report by reference from our proxy statement to be issued in connection with our Annual Meeting of Shareholders under the headings "Certain Relationships and Related Transactions" and "Corporate Governance," which proxy statement will be filed within 120 days after our fiscal year ended February 29, 2012.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated into this report by reference from our proxy statement to be issued in connection with our Annual Meeting of Shareholders under the heading "Ratification of Our Independent Registered Public Accounting Firm," which proxy statement will be filed within 120 days after our fiscal year ended February 29, 2012.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

(a) Financial Statements.

The following financial statements of the Company are included in Item 8 of this Annual Report:

	Page
Report of Independent Registered Public Accounting Firm	49
Consolidated Balance Sheets at February 29, 2012 and February 28, 2011	50
Consolidated Statements of Operations for the years ended February 29, 2012 and February 28, 2011	51
Consolidated Statements of Cash Flow for the years ended February 29, 2012 and February 28, 2011	52
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended February 29, 2012 and February 28, 2011	53
Notes to Consolidated Financial Statements	54

Schedule II

Valuation and Qualifying Accounts
For the Years Ended February, 29, 2012 and February 28, 2011
(in thousands)

	Balance at beginning of period	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Deductions charged to reserve	Balance at end of period
Year ended February 29, 2012					
Allowance for doubtful accounts—accounts receivable	$ 1,044	$ (64)	$ —	$ 669	$ 311
Allowance for doubtful accounts—notes receivable	$ 425	$ —	$ —	$ 425	$ —
Year ended February 28, 2011					
Allowance for doubtful accounts—accounts receivable	$ 697	$ 530	$ —	$ 183	$ 1,044
Allowance for doubtful accounts—notes receivable	$ 46	$ 299	$ 80	$ —	$ 425

(b) See Index to Exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Premier Exhibitions, Inc.

By: /s/ Samuel S. Weiser Dated: May 24, 2012
Samuel S. Weiser
Interim President and Chief Executive Officer (Interim Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Date
/s/ Samuel S. Weiser Interim President and Chief Executive Officer (Principal Executive Officer) and Director	May 24, 2012
/s/ William M. Adams William M. Adams, Director	May 24, 2012
/s/ Doug Banker Doug Banker, Director	May 24, 2012
/s/ Ronald C. Bernard Ronald C. Bernard, Director	May 24, 2012
/s/ Mark McGowan Mark McGowan, Director	May 24, 2012
/s/ Stephen W. Palley Stephen W. Palley, Director	May 24, 2012
/s/ Mark A. Sellers, III Mark A. Sellers, III Chairman of the Board of Directors	May 24, 2012
/s/ Bruce D. Steinberg Bruce D. Steinberg, Director	May 24, 2012

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description	Filed Herewith	Incorporated by Reference		
			Form	Exhibit	Filing Date
2.1	Purchase Agreement		8-K	2.1	04-25-12
2.2	Promissory Note		8-K	2.2	04-25-12
3.1	Articles of Incorporation (Commission File Number 000-24452)		8-K	3.1	10-20-04
3.2	Amendment to Articles of Incorporation		SB-2	3.2	01-05-06
3.3	Second Amendment to Articles of Incorporation		S-8	4.3	08-17-09
3.4	Amended and Restated Bylaws, dated May 3, 2012		8-K	3.1	03-01-11
4.1	Form of Common Stock Certificate (Commission File Number 000-24452)		8-K/A	4.1	11-01-04
10.1	Form of Exhibition Tour Agreement between the Company and Dr. Hong-Jin Sui and Dr. Shuyan Wang President of Dalian Hoffen Bio Technique Company Limited		10-K	10.29	06-01-06
10.2	Option Agreement, dated February 28, 2007, between the Company and Seaventures, Ltd.		8-K	99.2	03-02-07
10.3	Purchase and Sale Agreement, dated February 28, 2007, between the Company and Seaventures, Ltd.		8-K	99.1	03-02-07
10.4	Loan Agreement, dated October 4, 2007, by and between the Company and Bank of America, N.A.		10-Q	10.2	01-09-08
10.5	Promissory Note, dated October 4, 2007, made by Company in favor of Bank of America, N.A.		10-Q	10.3	01-09-08
10.6	Pledge Agreement, dated October 4, 2007, made by Company in favor of Bank of America, N.A.		10-Q	10.4	01-09-08
10.7	Security Agreement, dated October 4, 2007, made by Company in favor of Bank of America, N.A.		10-Q	10.5	01-09-08
10.8	Memorandum Opinion and Order of the United States District Court of the Eastern District of Virginia, Norfolk Division, issued on October 16, 2007		8-K	99.2	10-30-07
10.9	License Agreement, dated March 13, 2008, between the Company and Sports Immortals, Inc.		10-K	10.23	05-07-08
10.10	Lease Agreement, dated March 12, 2008, between the Company and Ramparts, Inc.		10-K	10.24	05-07-08
10.11	First Amendment, dated September 26, 2008, to Loan Agreement between Bank of America, N.A. and the Company		8-K	99.1	09-30-08
10.12	Renewal Promissory Note of $25,000,000, dated September 26, 2008, made in favor of Bank of America by the Company		8-K	99.2	09-30-08
10.13	Premier Exhibitions/Live Nations Agreement, dated November 28, 2007, by and between the Company, Live Nation, Inc. and JAM Exhibitions, LLC		8-K	99.2	12-04-08

Exhibit No.	Exhibit Description	Filed Herewith	Incorporated by Reference		
			Form	Exhibit	Filing Date
10.14	First Amendment to Premier Exhibitions/Live Nation Agreement, dated November 29, 2008, by and among JAM Exhibitions, LLC, Soon To Be Named Corporation, as successor in interest to Live Nation, Inc., and the Company		8-K	99.1	12-04-08
10.15	Indemnification Agreement, dated December 17, 2008, between the Company and Douglas Banker		8-K	99.1	12-19-08
10.16	Indemnification Agreement, dated December 17, 2008, between the Company and N. Nick Cretan		8-K	99.2	12-19-08
10.17	Indemnification Agreement, dated December 17, 2008, between the Company and Alan Reed		8-K	99.3	12-19-08
10.18	Asset Purchase Agreement, dated December 29, 2008, between Premier Merchandising, LLC and Dreamer Media, LLC		8-K	99.1	01-05-09
10.19	Promissory Note, dated December 29, 2008, between Dreamer Media, LLC, as maker, and Premier Merchandising, LLC, as payee		8-K	99.2	01-05-09
10.20	Amended and Restated Employment Agreement, dated January 9, 2009, between Kelli L. Kellar and the Company		8-K	99.1	01-07-09
10.21	Premier Exhibitions, Inc. 2000 Stock Option Plan and Form of Stock Option Agreement (Commission File Number 000-24452)		8-K	10.1	10-20-04
10.22	Premier Exhibitions, Inc. 2004 Stock Option Plan and Form of Stock Option Agreement (Commission File Number 000-24452)		8-K	10.2	10-20-04
10.23	Amended and Restated Premier Exhibitions, Inc. 2004 Stock Option Plan		Proxy	App. A	06-28-06
10.24	Employment Agreement, effective as of January 28, 2009, between the Company and Christopher J. Davino		8-K	10.1	04-24-09
10.25	Amended and Restated Premier Exhibitions, Inc. 2007 Restricted Stock Plan		8-K	10.1	04-29-09
10.26	Form of 2009 Non-Employee Director Restricted Stock Unit Grant Notice Under the Amended and Restated Premier Exhibitions, Inc. 2007 Restricted Stock Plan		8-K	10.2	04-29-09
10.27	Amendment to Exhibitions Rights Agreement (Europe) and Premier Exhibitions / Live Nation Agreement, dated April 1, 2009, by and among S2BN, f/k/a Soon To Be Named Corporation, the Company and JAM Exhibitions, LLC		10-K	10.41†	05-27-09
10.28	Convertible Note Purchase Agreement, dated May 6, 2009, by and between Premier Exhibitions, Inc. and Sellers Capital Master Fund, Ltd.		8-K	10.1	05-13-09
10.29	Letter Agreement dated May 6, 2009, by and between Premier Exhibitions, Inc. and Sellers Capital Master Fund, Ltd.		8-K	10.2	05-13-09
10.30	Form of Convertible Note issued by Premier Exhibitions, Inc. to Sellers Capital Master Fund, Ltd.		8-K	10.3	05-13-09
10.31	Form of Warrant issued by Premier Exhibitions, Inc. to Sellers Capital Master Fund, Ltd.		8-K	10.4	05-13-09
10.32	Form of Registration Rights Agreement by and between Premier Exhibitions, Inc. and Sellers Capital Master Fund, Ltd.		8-K	10.4	05-13-09
10.33#	Consulting Agreement, dated February 2, 2009, by and among Premier Exhibitions, Inc., Foxdale Management, LLC and Samuel S. Weiser		10-Q	10.6	07-10-09

Exhibit No.	Exhibit Description	Filed Herewith	Incorporated by Reference		
			Form	Exhibit	Filing Date
10.34#	Premier Exhibitions, Inc. 2009 Equity Incentive Plan		S-8	10.1	08-17-09
10.35#	Form of Premier Exhibitions, Inc. 2009 Equity Incentive Plan Nonqualified Stock Option Agreement		S-8	10.2	08-17-09
10.36#	Form of Premier Exhibitions, Inc. 2009 Equity Incentive Plan Restricted Shares Agreement		S-8	10.3	08-17-09
10.37#	Employment Agreement, dated September 3, 2009, by and between the Company and Christopher J. Davino		8-K	10.1	09-08-09
10.38#	Nonqualified Stock Option Agreement, dated September 3, 2009, by and between the Company and Christopher J. Davino		8-K	10.2	09-08-09
10.39#	Letter Agreement, entered into as of September 25, 2009, by and between the Company and S2BN Entertainment Corporation		8-K	10.1	10-01-09
10.40#	Employment Agreement, dated June 2009, by and between the Company and John A. Stone		10-Q	10.6	10.13.09
10.41#	Restricted Shares Agreement, dated August 6, 2009, by and between the Company and John A. Stone		10-Q	10.7	10-13-09
10.42#	Consulting Agreement, dated October 8, 2009, by and between the Company and Douglas Banker		10-Q	10.8	10-13-09
10.43#	Form of Premier Exhibitions, Inc. 2009 Equity Incentive Plan Non-Employee Director Restricted Stock Unit Grant Notice		10-K	10.46	05-14-10
10.44#	Employment Agreement, dated May 11, 2010, by and between the Company and Kris Hart		8-K	10.1	05-13-10
10.45#	Amended Employment Agreement, dated May 11, 2010, by and between the Company and Robert A. Brandon		8-K	10.2	05-13-10
10.46	Optical Services Agreement between RMS Titanic, Inc. and Woods Hole Oceanographic Institution, dated July 30, 2010		8-K	10.1	08-05-10
10.47	Charter Agreement between RMS Titanic, Inc. and Hays Ships Limited, dated August 19, 2010		8-K	10.1	08-25-10
10.48#	Premier Exhibitions, Inc. Annual Incentive Plan		8-K	10.1	11-23-10
10.49#	Separation and Release Agreement, dated January 19, 2011, by and between Premier Exhibitions, Inc. and John A. Stone		8-K	10.1	01-25-11
10.50	Purchase Agreement dated October 31, 2011, by and between Premier Exhibitions, Inc. and Lincoln Park Capital Fund, LLC		8-K	10.1	05-24-11
10.51	Registration Rights Agreement dated October 31, 2011, by and between Premier Exhibitions, Inc. and Lincoln Park Capital Fund, LLC		8-K	10.2	05-24-11
10.52	Form of Common Stock Purchase Warrant, by and between Premier Exhibitions, Inc. and Lincoln Park Capital Fund, LLC		8-K	10.3	05-24-11

Exhibit No.	Exhibit Description	Filed Herewith	Incorporated by Reference		
			Form	Exhibit	Filing Date
10.53	Industrial Lease Agreement, Dated October 12, 2011, by and between Premier Exhibitions, Inc. and Selig Enterprises, Inc.		10-Q/A	10.1	12-09-11
10.54	Consignment Agreement between Premier Exhibitions, Inc., RMS Titanic, Inc. and Guernsey's, a Division of Barlan Enterprises, Ltd., dated December 20 2011		8-K	10.1	12-23-11
10.55#	Employment Agreement, dated February 14, 2012, by and between the Company and Robert Brandon		8-K	10.1	2-17-12
14.1	Premier Exhibitions, Inc. Code of Ethics		10-K	14.1	05-14-10
21.1	Subsidiaries of the Company	X			
23.1	Consent of Cherry, Bekaert & Holland, L.L.P.	X			
31.1	Certification of Interim President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
31.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
32.1	Certification of Interim President and Chief Executive Officer, and Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
101.INS	XBRL Instance Document**				
101.SCH	XBRL Taxonomy Extension Schema**				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase**				
101.DEF	XBRL Taxonomy Extension Definition Linkbase**				
101.LAB	XBRL Taxonomy Extension Label Linkbase**				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase**				

* Filed herewith.

** Furnished herewith.

\# Management contract or compensatory plan or arrangement.

† The Company has requested confidential treatment of certain information contained in this Exhibit. Such information has been filed separately with the Securities and Exchange Commission pursuant to an application by the Company for confidential treatment under 17 C.F.R. §200.80(b)(4) and §240.24b-2.

* Schedules to this exhibit omitted pursuant to Item 601 (b)(2) Regulation S-K. The Company agrees to furnish a copy of any omitted schedules to the Securities and Exchange Commission upon request.

Exhibit 21.1

Subsidiaries of the Registrant

Wholly-owned subsidiaries of Premier Exhibitions, Inc. as of February 29, 2012:

Name	Jurisdiction of Organization
RMS Titanic, Inc.	Florida
R.M.S. Titanic (UK) Ltd.	United Kingdom
Premier (United Kingdom) Ltd.	United Kingdom
Exhibitions International, LLC	Nevada
Premier Exhibition Management LLC	Florida
Exhibitions International, LLC.	Delaware
Premier Exhibitions Mexico, S. de R.L. de C.V.	Mexico
Premier Exhibitions NYC, Inc.	Nevada
Premier Merchandising, LLC	Delaware
Premier Sports Exhibitions, LLC	Delaware
Premier Vision, LLC	Delaware
Premier Exhibitions International Operations B.V.	Netherlands
PRXI International Holdings C.V.	Netherlands

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-140477 and 333-138534 on Form S-8 and No. 333-148756 on Form S-3 of our report dated May 24, 2012, relating to the consolidated financial statements and consolidated financial statement schedule of Premier Exhibitions, Inc. and Subsidiaries, appearing in this Annual Report on Form 10-K of Premier Exhibitions, Inc. for the year ended February 29, 2012.

/s/ Cherry, Bekaert & Holland L.L.P.

Atlanta, Georgia
May 24, 2012

Exhibit 31.1

Rule 13a-14(a) / 15d-14(a)
Certification of Interim President and Chief Executive Officer

I, Samuel S. Weiser, certify that:

1. I have reviewed this Annual Report on Form 10-K of Premier Exhibitions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 24, 2012

/s/ Samuel S. Weiser
Samuel S. Weiser
Interim President and Chief Executive Officer
(Interim Principal Executive Officer)

Exhibit 31.2

Rule 13a-14(a) / 15d-14(a)
Certification of Chief Financial Officer

I, Michael J. Little, certify that:

1. I have reviewed this Annual Report on Form 10-K of Premier Exhibitions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 24, 2012

/s/ Michael J. Little
Michael J. Little
Chief Financial Officer and Chief Operating
Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Premier Exhibitions, Inc. (the "Company") on Form 10-K for the fiscal year ended February 29, 2012 as filed with the Securities and Exchange Commission on May 24, 2012, (the "Report"), each of the undersigned officers hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ("Section 906"), that, to such officer's knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Samuel S. Weiser
Samuel S. Weiser
Interim President and Chief Executive Officer
(Interim Principal Executive Officer)

/s/ Michael J. Little
Michael J. Little
Chief Financial Officer and Chief Operating Officer (Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.